UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 000-51310

                       XTL Biopharmaceuticals Ltd.
(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,
                          Herzliya 46140, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 X                          Form 40-F             ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             ___                       No               X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 31, 2011 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Ltd. (the “Company”) Presents Its Translated From Hebrew Financial Statements For The Year Ended On December 31, 2010

Attached hereto is an English translation (from Hebrew) of our financial statements and additional information as submitted on Tel Aviv Stock Exchange. The following documents are included:

1.	Chapter A – Description of the Company's Business for the year ending December 31, 2010.

2.	Chapter B – Board of Directors' Report on the Status of the Company for the Year Ending 31 December 2010.

3.	Chapter C – Consolidated Financial Statements as of 31 December 2010.

4.	Chapter D – Additional Company Information.

5.	Chapter E – Report on the Effectiveness of Internal Control Over the Auditing of Financial Statements and the Disclosure.

6.	Chapter F – Separate Financial Information in accordance with Article 9c of the Israeli Securities Regulations (Periodical and Immediate Reports).

Chapter A – Description of the Company's Business
for the Year Ending 31 December 2010

1	Glossary

1.1	For the purpose of this report, the following terms will be defined as follows:

Multiple Myeloma
Multiple Myeloma is one of the forms of blood cancer diseases comprising 10% of all blood cancers and approximately 1% of all malignancies. The disease is characterized by an uncontrollable proliferation of white blood cells of plasma cells type in the bone marrow that result in the formation of malignant cells that damage and destroy parts of the bone. The disease is multiple in its nature as reflected in the formation of a large number of malignant cells. The malignant cells and the secreted proteins are responsible for a series of clinical expressions and complications including bone damage accompanied by pain and fractures, bone marrow damage with anemia (blood deficiency), sensitivity to infections, weakened immune system, damage to the nervous system, renal failure, clotting mechanism disorders, etc. Multiple Myeloma is incurable. Patients diagnosed with the disease have an average life expectancy of 3-5 years.

Plasma Cells	A group of cells comprising approximately 2-5% of all white blood cells in the human body. The plasma cells produce immunoglobulin proteins in the body that serve as antibodies in the immune system.

Erythropoietin - EPO	A hormone produced in the human body by the kidneys. Its known role is to induce the formation of red blood cells in the bone marrow.

Recombinant EPO (Recombinant Erythropoietin)
A genetically engineered hormone that is primarily designed to act against various types of anemia, particularly anemia experienced by patients with renal failure (and who are being treated with dialysis), as well as patients suffering from various forms of cancer accompanied by anemia.

Stem Cells
Stem cells are undeveloped cells that produce the three types of blood cells. Most stem cells are found in the bone marrow, but some – known as Peripheral Blood Stem Cells (PBSC) – are collected from the bloodstream.

Self (autologous) transplant – the patient receives stem cells from his/her own bone marrow or from his/her peripheral blood.

Neuropathy / Peripheral Neuropathy
Damage to the functioning of the nerves responsible for transmitting sensations from the fingertips and legs. In mild cases, neuropathy might cause a feeling of numbness in the hands and feet. In severe cases, pains and stabbing sensation throughout the body to the point where it interferes with the extremities' functioning and movement.

T-Lymphocytes
Cells (white blood cells) in the circulatory system that serve as an important component of the immune system. Operates in several ways and is responsible for helping the body fight infections, malignant cells, etc.

Anticancer Effect	Anticancer effect is any phenomenon that causes cancer cells to stop reproducing, that eliminates them or 'freezes' their growth and spreading.

Helsinki Committee
A committee that operates by virtue of the Public Health Regulations (Clinical Trials on Human Subjects) 1980 and that is responsible for approving and monitoring clinical trials – for additional information, see Article 17.1 below.

IRB	Institutional Review Board – the corresponding committee in the US and around the world to the Helsinki Committee.

FDA	Food and Drug Administration – the agency in the United States that inspects and regulates development and registration of drugs in that country.

EMEA
European Medicines Agency – the European agency responsible for regulating the development and registration of drugs in the EU member nations. To date, approximately 30 countries are members of the EMEA1

Serious Adverse Events
Serious Adverse Event (SAE) or Serious Adverse Drug Reaction – any troublesome clinical event, in any dosage, that results in death or causes life-threatening complications or that requires hospitalization or further hospitalization or that ends in a permanent disability or handicap

Activity	The laboratory or clinical result that provides an indication of the clinical efficacy of the drug.

Efficiency	Proof of the clinical effect of the drug in human clinical trials.

1 Based on information appearing on the organization's website http://www.emea.europa.eu/htms/aboutus/emeaoverview.htm

Orphan Drug
A special track for approval and marketing of pharmaceutical preparations by the American Food and Drug Administration, the FDA. The track is designed to respond to the need to develop drugs for certain populations and for incurable and relatively rare diseases (in the US – diseases with a maximum number of patients of 200,000 and in the EU – diseases that occur in up to 5 patients out of 10,000 patients). Recognition of a drug as an orphan drug grants the manufacturer with a regulatory exclusivity in marketing the drug for a period of 7 years in the US and of 10 years in the EU.

Ethical Drug	A patent-protected drug that can only be manufactured and sold by the pharmaceutical that developed it.

2	Description of the General Development of the Company's Business

2.1	General

The company was incorporated in Israel on 9 March 1993 as a private company in accordance with the Israeli Companies Law 1999 (Hereinafter: The Companies Law), under the name Xenograft Technologies Ltd. On 3 July 1995, the company has changed its name to XTL Biopharmaceuticals Ltd., with its defined objectives being the practice of any legal activity. As of the date of this report, the Company is engaged in the development, acquisition, sale, sub-license and business ventures in the medical realm and in therapeutics for the treatment of unmet medical needs as well as improvement of existing medical treatment.

In September 2000, the company shares were listed on the main stock exchange London and the company raised approximately US$ 50.9 million in a public offering. In August 2004, the company raised US$ 17.8 million in another offering in the London Stock Exchange. Between that date and October 2007, company shares were listed on the main stock exchange in London. In October 2007, the company was de-listed from the main stock exchange in London and its shares were no longer traded there.

In July 2005, immediately following the amendment of the third addendum of the Securities Law 1968 (Hereinafter: The Law) and the addition of the first stock exchange in London as the stock exchange from which a dual listing can be carried out, the company performed a dual listing of its shares on the Tel-Aviv Stock Exchange Ltd. (Hereinafter The TASE). Since that date and to the date of this report, the company shares are listed on the TASE. Accordingly, since its' listing date on the TASE and until July 2009, the company reported in compliance with the provisions of the foreign law (by virtue of Chapter E3 of the Law). For more information, see the immediate report published by the company on 7 July 2005 (Ref: 2005-02-025750).

On September 1, 2005, the company filed with the Securities & Exchange Commission in the United States (Hereinafter: SEC) an application to list the company's American Depositary Receipts (Hereinafter: ADR) on Nasdaq under the list known as Nasdaq Global Market (Ref: 2005-02-050971). Beginning on that date and until 17 April 2009, the company's ADRs were traded on Nasdaq (See also Article H below). For more information, see the immediate report published by the company on 17 April 2009 (Ref: 2009-02-088053).

In 2005, the Company acquired from VivoQuest Inc. (hereinafter - "VivoQuest"), the exclusive worldwide and perpetual rights to VivoQuest's intangible assets, covering a compound library including certain compounds ("DOS") for the treatment of hepatitis C and other assets. (For further information about the DOS, see Immediate Report published by the Company - (reference no. 2005-02-062344). In the course of 2008, the Company out-licensed the use of the DOS technology to Presidio Pharmaceuticals Inc. (For further information see Item 18.2 below and also the Immediate Report published by the Company on March 20, 2009 (reference no. 2008-02-079572)).

In March 2006, the company, through its private offering, raised approximately US$ 28 million in consideration for allocation of 4.7 million ADRs and 4.7 million options (to acquire 4.7 million company shares or 2.3 million company ADRs). It should be noted that all the said options have expired on 22 March 2011.

In November 2007, the Company completed a fund raising of $9.8 million in a private placement in consideration of an allocation of 14.5 million ordinary shares of the Company, p.v. NIS 0.1 each (bearing in mind the share consolidation in June 2009).

In July 2009, the company shares were de-listed from Nasdaq due to a claim of the Nasdaq Audit Committee that the company has failed to comply with some of the listing criteria. Shortly after, the company's ADR began being quoted over the counter (OTC2) on the Pink Sheets, and accordingly, from this date on, the company reports in accordance with Chapter F of the Securities Law and simultaneously reports in compliance with the obligation to report in accordance with the U.S. Securities Exchange Act of 1934 regarding a foreign private issuer whose securities are held by the public. Since the de-listing of the company's ADR from Nasdaq, the company is no longer subject to Nasdaq provisions (for more information, see the immediate report published by the company on 12 July 2009 Ref: 2009-01-167058).

Despite the aforementioned, as of the date of this report, the company is listed in the SEC as a reporting company, and is therefore required to issue reports to the SEC in accordance with U.S. Securities Exchange Act of 1934 provisions. Since the company is not a corporation in the US, these requirements include the submission of a 20-F report (annual report for a foreign company) once a year as well as immediate reports regarding any changes in the company's capital structure. As a result, the company incurs expenses attributed to reporting requirements to the SEC, as aforementioned, that includes, inter alia, the cost of legal advisors in the US, Bank of New York (BONY) costs, and other various costs that were estimated, at the time of this report, to be $90,000 per year. Company costs mentioned above are as of the date of the report only. Said costs might change in the future based on a change in status, the company's market capitalization and size and/or in accordance with changes in provisions and reporting obligations imposed on the company, as the case may be from time to time.

2 The OTC is an electronic quoting system between brokers that displays quotes, prices and trading volume of securities traded over the counter.

The company holds 100% of the issued and paid-up share capital of the U.S company XTL Biopharmaceuticals Inc. (Hereinafter: XTL Inc.), which was founded in 1999 in accordance with the laws of the state of Delaware in the United States as well as 100% of XTEPO Ltd. (Hereinafter: XTEPO), which was founded in Israel in November 2009 as a part of the Bio Gal transaction (for additional information, see Note 1b of the consolidated financial statements).

Until the start of 2008, the company was involved in the development of drugs primarily used to treat Hepatitis C and B. At the end of 2007, the company ceased the research and development plans of these drugs (with the exception of development of DOS technology, see information in Article 2.1) and an agreement was signed with Yeda Research and Development Ltd. (the technology-transfer entity of the Weizmann Institute of Science) (Hereinafter: Yeda) to revert all the rights to the company's original technologies. For additional information, see company reports from 6 June 2007 and from 29 March 2007 (Ref: 2007-02-418286 and 2007-02-351218 respectively).

XTL Inc. was involved in the development of activities and business pertaining pharmaceutical development. XTL Inc. has a fully owned company, XTL Development Inc.. (Hereinafter XTL Development), which was founded in 2007 in accordance with the laws of the State of Delaware in the US, was involved in business development, pharmaceutical development and primarily in clinical trial management of Bicifadine, a drug for diabetic neuropathic pain. As of the date of this report, XTL Inc. and XTL Development have no business activity.In 2007, the company signed an agreement with DOV Pharmaceutical Inc. (Hereinafter: DOV) to obtain an international license for the Bicifadine. For information about the company's said contractual arrangement, see company report from 16 January 2007 (Ref: 2007-02-012607)

On 18 November 2008, the company announced that phase 2b of the trial that was conducted on Bicifadine for treating diabetic neuropathic pain did not meet the clinical endpoints that had been established in advance and as such, the trial had failed. As a result of the failure to meet the clinical endpoints of the said trial, the company halted the development of Bicifadine for treating diabetic neuropathic pain, terminated the employment of most of its employees and stopped all maintenance of patents related to Bicifadine in coordination with DOV. In addition, in December 2008, the company underwent a reorganization in order to develop the company's business (Hereinafter: The Plan). The plan included, inter alia, the layoff of most company employees (who were employed in the Bicifadine development project), investment activities, cooperation and acquisition of holdings particularly in companies involved in applicable life science research and in pharmaceutical research and development (biotechnology and pharmaceuticals). For more information about the Plan, see the company report from 9 December 2008 (Ref: 2008-02-348525). On 8 March 2010, XTL Development ended the formal contractual arrangement with DOV with regards to Bicifadine, in which all intellectual property rights to Bicifadine were reverted to DOV. As of the date of this report, the company has certain rights based on milestones in the development plans of drugs for treating Hepatitis C based on DOS technology acquired in 2005 from VivoQuest and that were sold in sub-license to Presidio in 2008 for a cash payment, development milestone payments totaled $59 million by Presidio and royalties from sales. For information about said agreement, including milestones and actions adopted by the company to control progress in development, see Article 18.2 below.

On 19 March 2009, the company entered an asset purchase agreement with Bio Gal Ltd. (Hereinafter: Bio Gal) to purchase assets, rights to the patent to use Recombinant Erythropoietin to extend the lives of terminal Multiple Myeloma patients as well as improve the quality of their lives. The parties signed several extensions for the completion date of the transaction, with the last one being valid until 31 August 2010, in order to enable completion of the transaction.

On 31 December 2009, the company's board of directors approved the company's asset purchase agreement to acquire 100% of the shares of XTEPO, a private Israeli company founded by the shareholders of the Bio Gal in order to carry out the aforementioned transaction, which will receive a license for exclusive use of a patent on the Recombinant EPO drug from Bio Gal, while simultaneously investing in XTEPO 1.5 million US dollars from private investors (based on exercise of the options they were given).

In order to execute said acquisition, the company issued approximately 133 million ordinary shares to XTEPO shareholders against 100% of their holdings in XTEPO and by issuing the company's ordinary shares at an exceptional private offering in accordance with the Securities Regulations (Private Offering of Securities in a Listed Company) to XTEPO shareholders (Hereinafter: Exchange of Shares Agreement) that was approved by an extraordinary shareholders meeting on 2 March 2010 so that upon completion of said Exchange of Share Agreement, XTEPO shareholders held (along with their holdings of company share on the eve prior to the exchange of shares) approximately 70.64% of the issued and paid-up share capital of the company and the balance, of 29.36%, were held by company shareholders on the eve of implementation of the Exchange of Shares Agreement.

It should be noted that the Exchange of Shares Agreement stipulated that its implementation was contingent upon, inter alia, fulfillment of the pending conditions listed below: (a) publication of the extraordinary private placement report regarding the allocation of allotted shares; (b) ratification of the Exchange of Shares Agreement by the company's annual general shareholder meeting; (c) exercise of options by XTEPO investors so that on the date of completion of the transaction, XTEPO will have US$ 1.5 million in hand (d) Israeli tax authority approval of the transaction as an exempt transaction in accordance with Articles 103 and 104 of the Income Tax Ordinance; (e) TASE approval to list allotted shares to XTEPO shareholder.; (f) any other approval required by law to execute the Exchange of Shares Agreement required by law (Hereinafter jointly: Pending Warranty)

On 3 August 2010, all pending warranties required to complete the Exchange of Shares Agreement were fulfilled and all actions required were implemented as required according (See Note 1b of the company's financial statements on 31 December 2010).

On 27 February 2011 and after the date of the report, the company published a prospectus for completion on the Tel Aviv Stock Exchange (hereinafter: TASE) in which the company offered up to 13,210,000 ordinary shares of NIS 0.1 par value each in the company and up to 6,605,000 options (Series 1), registered to exercisable options up to 6,605,000 ordinary shares of the company, for every trading day at the TASE, from their listing date on the TASE and to 27 November 2011 and up to 19,815,000 warrant issues (Series 2), registered on behalf, that can be exercised for up to 19,815,000 ordinary shares of the company on every trading day at the TASE, from the listing date and until 27 February 2013. For more information, see Article 4.1 of the company's board of directors' report and the company report from 27 February 2011 (Ref: 2011-01-063012).

On 7 March 2011, and in accordance with the prospectus published by company as previously mentioned, the company published a supplementary notice (Ref: 2011-01-071685) that, inter alia, reduced the number of securities being offered by the company in accordance with the Prospectus as follows: the new number of securities was established for up to 10,700,000 ordinary shares of NIS 0.1 per share of the company and up to 5,350,000 warrant issues (Series 1), listed on behalf, that can be exercised up to 5,350,000 ordinary shares of the company, on every trading day at the TASE, from their listing date on the TASE and until 27 November 2011 and until 16,050,000 warrant issues (Series 2) listed on their behalf, and that can be exercised for up to 16,050,000 ordinary shares of the company.

On 7 March 2011 (Ref: 2011-01-072879), the company published an immediate report regarding the results of the bid in accordance with the aforementioned supplementary notice (Hereinafter The Bid) as detailed below:

During the bid, 58 orders to purchase 79,004 with a total value of NIS 10,553,017.

Demand for the balance in the offering was 185% higher and the unit price set in the bid was NIS 132.25.

19 orders to purchase 19,953 units listed at the unit price that is higher than the unit established in the bid – were fully filled.

2 orders to purchase 30,600 units at the price per unit established in the bid, were partially filled. Each of the investors received 74.66% of their order.

37 orders to purchase 28,451 units listed at a unit price that is lower than the price set forth in the bid – were not filled.

The number of units, ordered at unit price, or higher, exceeded the total units offered, resulting in oversubscription. Accordingly, the company exercised its right to allocate additional units as stipulated in Article 2.2.6.2 of the Prospectus and Article 1.4 of the Supplementary Notice above (Hereinafter: The Additional Allocation). Within the confines of the Additional Allocation, the company allotted 6,420 units to ordering parties who submitted the orders at the established unit price, and 95.64% of their orders were filled.

Total immediate consideration (gross) the company received for the securities offered to the public in accordance with the Supplementary Notice, including the Additional Allocation, totaled NIS 6,509,345.

On March 24, 2011, the Company has entered into a term sheet to acquire the activity of MinoGuard Ltd. ("MinoGuard") by an exclusive license to use MinoGuard's entire technology in return for royalties on sales and milestone payments throughout the clinical development process, without making any other payments in cash. MinoGuard was founded in 2007 in order to commercialize combination therapies for treating psychotic diseases, focusing on schizophrenia. The transaction is subject, among others, to due diligence studies, examination of the regulatory track for the continued development of the drug and the approval of the Company's Board. For more information, see Article 18.4 below.

2.2	Below is a chart outlining the structure of the company's holdings as of the date of this report:

2.3	Information about XTEPO

XTEPO is a private company that incorporated and was registered in Israel on 9 November 2009, in accordance with the Companies Law 5759 – 1999 (Hereinafter The Companies Law)

3	The Group’s field of activity

Given the completion of the exchange of shares agreement stipulated in Article 2.1 above and as of the date of this report, the company (the company, subsidiaries, including XTEPO, hereinafter jointly The Group) is focused on the planning, research and development for the commercialization of a new indication for use of Recombinant EPO for the treatment of multiple myeloma patients, as detailed below:

3.1	General

Along with compliance with all pending conditions and completion of the exchange of shares agreement as stipulated in Article 2.1 above, transferred to the Group, via XTEPO, was exclusive usage license of a patent for using the drug Recombinant EPO to treat patients with multiple myeloma that is based on a series of studies that included, inter alia, an empirical observation of patients treated with Recombinant EPO by Prof. Moshe Mittelman. Prof. Moshe Mittelman who serves as a medical director in the company is an internationally renowned hematologist who found in empirical observations that treatment with recombinant EPO may extend the life expectancy of patients with multiple myeloma while significantly improving their quality of life while causing less side effects than those caused by current treatments. During their lab work, Prof. Mittelman and his team found that recombinant EPO had an anticancer effect based on the strengthening of the immune system. For information about the licensing agreement, see Article 18.1 below.

3.2	The Group Drugs

EPO

Recombinant EPO is a drug that is, as of the date of this report, used to treat (i) anemia in patients with renal failure (dialysis) and (ii) anemia in cancer patients. Recombinant EPO was developed, manufactured and marketed by Johnson & Johnson, Hoffman La Roche and Amgen, and generates billions of dollars in sales every year, and is therefore considered a drug with an extremely large market scope. The drug has been administered to millions of patients over the past 20 years, resulting in extensive clinical experience with the drug and safety information about it. As of the date of this report, the Group began preparing for a Phase 2 clinical trial on multiple myeloma patients in Israel and in other countries, in accordance with the clinical protocol that was received as part of the Bio Gal deal and that will be updated by the company ahead of its approval by the FDA and other ministries of health as the case may be. The protocol is based on the information that was collected about the use of recombinant EPO and the expectation that it may prolong the life of multiple myeloma patients while significantly improving their quality of life and causing less side effects than currently available treatments.

3.3	Drug Development Process – General Description

Drug development is a complex process that generally includes the following primary stages3. Each stage must comply with the health agencies' criteria before the next stage can begin, as follows:

a)
Preclinical Phase – this phase includes trials in labs and on animals in order to demonstrate the efficiency of the drugs in models that simulate the disease for which the drug is being investigated. The preclinical phase also includes trials under meticulous conditions in order to determine whether the drug has any toxic adverse events and to learn about the various characteristics in animals. In addition, the preclinical stage includes development of manufacturing methods under GMP (Good Manufacturing Practice – which is a collection of manufacturing requirements that the drug must comply with in order to allow the administration of the drug to patients in the future).

b)
Phase 1 – this is the first clinical phase in drug development in which an initial test is carried out on humans. The phase is designed to assess the safety of the drug as well as the maximum dosage that can be safely administered to patients. This phase may also include additional tests such as drug dispersal in the body and how long the drug remains in the blood, measurements that will help asses its biological availability, etc. There are instances in which this trial phase is carried out on healthy individuals and in other cases, the trial is carried out on patients with the investigated disease.

3 The description of the stages is general and changes might be made in various drugs. For example, in certain circumstances, Phases 1 and 2, or occasionally 2 and 3 might be merged.

c)
Phase 2 – In this phase, an initial test of the efficiency of the drug is carried out in patients. In addition, this phase attempts to determine the optimal dosage of the drug to treat patients. At the same time, the phase continues to test its safety. Several Phase 2 trials are often carried out while the first Phase 2 trial (Phase 2a) is designed to serve as proof of concept and the second Phase 2 trial (Phase 2b) is a broader trial that includes a larger number of patients and that is carried out in a larger number of medical centers than was Phase 2a.

d)
Phase 3 – the decisive phase of multinational, multicenter, randomized, placebo controlled, double blind trials. This phase includes the largest number of subjects (hundreds and even thousands) and the trial is carried out in a large number of medical centers around the world. The purpose of this phase is to prove the efficiency and safety of the drug in a large number of patients in a way which simulates as much as possible (more than the previous phases) the manner in which the drug will be used in the clinical practice. Following successful conclusion of this phase, applications can be submitted to the health agencies for receipt of approval to register the drug.

It should be emphasized that the conduct of clinical trials on human beings in each of the phases, Phase 1, Phase 2 and Phase 3 requires the prior approval of the Helsinki Committee/ IRB and of the regulatory agencies in the countries where the clinical trials are being conducted. It should be noted that only successful results in the preliminary phases will guarantee the possibility of moving on to the next stage.

Once all of the said phases (including completion of Phase 3) have been successfully completed, the Group can submit an application for approving the drug's registration by the relevant regulatory agency, e.g. the FDA in the US.

The development process, as previously mentioned, takes many years and requires extensive funding due to the prolonged duration of the trials, the process for obtaining approval, and obtaining information and results from the trials, at the end of which the Group will be able to submit an application for approval to register the drug by the FDA or any corresponding regulatory agency in any other country. Occasionally, the clinical development, including the conduct of clinical trials, is carried out with the assistance of expert subcontractors who are entrusted with operating under the meticulous professional standards dictated by the regulatory requirements.

4	Investment in Company Capital and Shares Transactions

With the exception of the execution of the exchange of shares agreement stipulated in Article 2.1 above, no investment in company capital or any other significant transaction was carried out by any party of interest in the company in the two years preceding the date of this report. After the balance sheet date on 7 March 2011, the company offered shares and options through a prospectus in which one party of interest participated – Mr. Alex Rabinovich (See Article 2.1 above).

5	Distribution of Dividends

Since the date of the company's founding and to the date of this report, the company did not distribute dividends and the company has no 'profits' regarding the profit criterion as stipulated in Article 302 of the Companies Law 1999.

As of the date of this report, the company did not have a distribution of dividends policy.

Section Two – Additional Information

6	Financial Information About the Group’s Field of Activity

As of the date of this report, the Group has no significant development operations. Below is financial information about the Group (the financial information for the period preceding the date of completion of the exchange of shares agreement as stipulated in Article 1.3 above refers to the Group's operations not including XTEPO)

	Summary of Consolidated Statements on Financial Status $ in Thousands
	on 31 December 2010	on 31 December 2009
Total Assets	3,797	715
Total Liabilities	963	708
Equity	2,834	7

	Summary of Consolidated Statements on Profit (Loss) Total$ in Thousands
	For the Year Ending
	31 December 2010	31 December 2009	31 December 2008
Revenue	-	-	5,940
Gross Profit	-	-	4,099
R&D Expenses	64	-	11,722
Administrative and General Expenses	1,222	(* (2,429)	3,937
Loss from Depreciation of Intangible Assets	-	-	7,500
Other Profits, Net	30	139	288
Profit (Loss) from Operations	(1,256)	2,568	(18,722)

*) Includes lowered expenses due to forfeiture of options to shares depending on performance of the Company's former CEO and former Chairman (see also 15b of the Financial Statements for 2010).

For information and explanations about the company's operating results and changes that have taken place during the period, see Company's Board of Directors' explanations about the state of the company that is attached as Part B of this report.

7	General Environment and Impact of External Factors on the Group's Operations

The cancer drugs market in general, and the treatment of multiple myeloma in particular that is the focus of the Group's drug, is facing an increasing need for new developments to treat patients with various forms of cancer. Despite the progress of the pharmaceutical industry in general, and its impressive achievements over the past several decades, as of the date of this report, drugs for many diseases, including various cancers, are still insufficient treatment both in terms of limited range of action, inefficacy and serious side effects. The increase in average age of the population, which is accompanied by a parallel increase in the number of cancer patients in general, and multiple myeloma cancer in particular, increases the need for new drugs in this field.

As good as any drug may be in alleviating the symptoms of the disease, they are not efficient in all patients. Frequently, many patient populations lack an efficient drug to treat their disease or the phase of the disease that they are in. Furthermore, the drug often positively affects the patient for a certain period of time but then its positive effect wanes. In addition, many drugs trigger extremely serious side effects that occasionally prevent patients from taking the drug.

The target market of the Group's drug is unique. The Group believes that the ability of any drug to capture a market share depends on the drug's short-term and long-term efficacy as well as on its side effects, both absolutely and relative to its competing drugs.

In light of the fact that the Group is developing a new indication for EPO, a drug that already exists and that has been approved for treatment of anemia, the Group expects to receive an exemption for the preclinical trials as well as from the Phase 1 clinical trials. As of the date of this report, the Group has a preliminary plan to initiate Phase 2 clinical trial in patients with multiple myeloma. It should be noted that the company received a preliminary plan as part of the assignment of the patent license agreement. At the same time, and in light of the fact that a prolonged period of time has passed since the date of the preparation of this report, the Company immediately began completion of the transaction in preparation of the trial that includes, inter alia, updating the plan that will be brought before medical agencies for approval prior its implementation.

Studies conducted by Prof. Mittelman revealed that use of recombinant EPO in patients in advanced stages of multiple myeloma significantly contributed to suppression of symptoms of the disease, improved the immune system, stabilized patients health, prolonged their survivability and significantly improved their lives, without causing serious side effects. These properties grant this drug an advantage in most therapeutic properties for which the drug is designed. The Group anticipates that if these properties are expressed in clinical trials as well, a medical agency criteria for drug approval, the drug will capture a large market share in the drug market for treatment of multiple myeloma, including providing a solution to terminally ill patients in the advanced stage of the disease who do not respond well or who demonstrate an insufficient response to currently available treatments. In addition, the Group expects the drug to capture another market share of combining the drug with currently available drugs and therapies. If these projects are realized, the drug's market is estimated at hundreds of millions of dollars a year. However, it should be emphasized that clinical studies include many elements of uncertainty, and the possibility of the Group not succeeding in its attempts to continue to demonstrate the efficiency and safety of the drug or that the drug will prove to be less efficient than expected cannot be ruled out. In addition, the possibility of the development of other drugs by the competition that will compete with the Group's drugs cannot be ruled out.

The Group's assessments regarding the potential of recombinant EPO, of its ability to capture a large market share in the multiple myeloma drug market, include a forward looking statement. This information is uncertain and based on the information the Group has as of the date of this report. It will be emphasized that the results of the trial phases that will be actually conducted might significantly differ from the estimates based on this information, since the continued successful development of recombinant EPO by the Group is not definite.

Section Three – Description of the Group's Business in its Field of Operation

8	General Information about the Field of Operations

Listed below is a detailed description of the Group's operations including a description of trends, events and developments in the Group's macroeconomic environment that have or are expected to have a significant impact on the Group's operations, as detailed below:

8.1	General

8.1.1	The study by Prof. Mittelman

The clinical observations, carried out under the leadership of Prof. Mittelman, who serves as the Group's Medical Director, of patients in advanced stages of multiple myeloma and their analysis revealed that treatment with recombinant EPO extended the lives of some of the patients beyond what was expected in their condition if they hadn't received the treatment. The results and conclusions derived from said observations were later examined under lab conditions in mouse models for multiple myeloma, which revealed that recombinant EPO has an anticancer effect based on its effect on the activation of T lymphocytes in the immune system.

These finding4 raised the premise that recombinant EPO affects the immune system, regardless of the cancerous tumor. Another study conducted by the study team of Prof. Mittelman revealed prominent changes in various immune system parameters in multiple myeloma patients in advanced stages of the disease, and that treatment of these patients with recombinant EPO resulted in improvements in their immune system in terms of its components and in terms of function, a fact that contributes to the prolonged lives of these patients.

4 The findings were published by Prof. Mittleman et al - Mittelman M, Zeidman A, Kanter P, Katz O, Oster H, Rund D, Neumann D. Erythropoietin has an anti-myeloma effect – a hypothesis based on a clinical observation supported by animal studies. Eur J Haematol 2004: 72: 155–165. _ Blackwell Munksgaard 2004.

It should be noted that in 2006, a study was published by the Cleveland Clinic and H. Lee5 Moffitt Cancer and Research Institute, which retrospectively examined 257 patients who were administered EPO to treat their anemia, that verified the findings of Prof. Mittelman's group – the general survivability of patients treated with EPO improved – the study concluded that a random prospective study would guarantee verification of these findings.

It should be noted that, in addition to the aforementioned, over the past decade, Prof. Mittelman and his research team published several articles on EPO treatment of patients with multiple myeloma6 .

8.2	Structure of the Group's Fields of Operation and Changes that Have Been Effected in it

8.2.1	Multiple Myeloma

Multiple myeloma is a form of blood cancer. The disease is characterized by uncontrollable proliferation of a type of white blood cells known as plasma cells in the bone marrow that causes the accumulation of malignant cells that damage and destroy parts of the bone. This disease has a multiple nature that is expressed in the creation of a large number of accumulations of malignant cells. The malignant cells and the secreted proteins are responsible for a series of clinical expressions and complications, including bone damage with pain and breaks, bone marrow damage accompanied by anemia (blood deficiency), sensitivity to infections, weakening of the immune system, nervous system damage, kidney failure, clotting disorders, etc. The disease is incurable, and the average life expectancy of patients is 3-5 years.

5 R. Baz, E. Walker, T.K. Choueiri, R. Abou Jawde, C. Brand, B, McGowan, E. Yiannaki, S. Andresen, M.A. Hussein - Recombinant Human Erythropoietin Is Associated with Increased Overall Survival in Patients with Multiple Myeloma, Acta Haematol 2007;117:162–167, DOI: 10.1159/000097464
6 The published articles are listed below:
(1)Erythropoietin treatment in advanced multiple myeloma is associated with improved immunological functions: could it be beneficial in early disease? doi:10.1111/j.1365-2141.2006.06366. British Journal of Haematology, 135, 660–672.; (2)  Erythropoietin effects on dendritic cells: Potential mediators in its function as an immunomodulator? doi: 10.1016/j.exphem.2008.07.010. Society for Hematology and Stem Cells. Published by Elsevier Inc.; (3) Erythropoietin as an Immunotherapeutic Agent: New Uses For An Old Drug? Medical Hypotheses and Research, VOL. 2, NO. 4, October 2005.; (4) Erythropoietin enhances immune responses in mice. DOI 10.1002/eji.200637025. Eur. J. Immunol. 2007. 37: 1584–1593.; (5) Non-erythroid activities of erythropoietin: Functional effects on murine dendritic cells. doi:10.1016/j.molimm.2008.10.004. Molecular Immunology 46 (2009) 713–721.

The National Cancer Institute estimates that in the US alone, all newly diagnosed cancers in 2010 will reach 1.5 million (approximately 0.5% of the population), with the number of cancer-related deaths totaling 0.6 million (approximately 0.2% of the population)7. Of all forms of cancer currently known, the most common forms in the US8 are intestinal cancer (approximately 103,000 new patients a year), lung cancer (approximately 223,000 new patients), breast cancer in women (approximately 207,000 new patients) and prostate cancer in men (approximately 218,000 new patients).

Multiple myeloma is a blood cancer that comprises 10% of all blood cancers. As of the date of this report in the US alone there are 69,600 multiple myeloma patients. Every year, 20,200 new cases are diagnosed9. This number increases in direct proportion with the average life expectancy around the world. Accordingly, approximately 10,650 patients die in the US every year. Multiple myeloma is largely considered an old person's cancer, since the disease largely appears between the ages of 65-70, although diagnosis of the disease in 50 year olds is not uncommon. In addition, multiple myeloma comprises approximately 1% of all cancer cases and approximately 2% of all cancer-related deaths10. In addition, it should be noted that multiple myeloma is extremely common among men, and within this group, men of African descent have twice the chance of contracting the disease over Caucasian men.

7 The data is taken from the National Cancer Institute in the US (NCI) http://www.cancer.gov/cancertopics/what-is-cancer
8 The data is taken from the "Cancer facts & Figures 2010" report published by the  "American Cancer Society".
9 The data is taken from the   Facts 2010-2011" report published by  "The Leukemia & Lymphoma Society".
10 The data is taken from the Amen (Israel Association of Myeloma Patients) website  - http://www.amen.org.il/site_files/index.he.1024.html

As of the date of this report, there are several recognized therapies used to treat multiple myeloma, including chemotherapy, radiation therapy, bone marrow transplantation and new drugs. Chemotherapy kills cancer cells but also healthy cells in the patient's body, especially active cells such as mucous cells, connective tissue cells, blood cells including immune system cells, reproductive ells, etc. This damage is caused by the treatment, which damages the cancer cells but also the healthy cells in the body and is accompanied by serious side effects, including nausea, vomiting, hair loss, acute pain, etc. In addition, there are biological drugs that are more specific to cancer cells that are known to have milder adverse events than chemotherapy. An example of this type of drug is Thalidomide®, manufactured by Celgene Corporation (Hereinafter Thalidomide), Revlimid, Velcade ® developed by Millennium Pharmaceuticals (Hereinafter Velcade). These biological drugs are characterized by extremely high prices. It should be noted that despite the aforementioned, not one of these drugs cures the disease.

In the Western world, the cancer drug market in general, and the market for multiple myeloma in particular, is characterized by drugs that have been approved for use generally for specific indications. For example, a drug will not be approved to treat multiple myeloma without a specific definition of the type of patients entitled to receive the drug. This definition includes the stage of the disease the patient is in, definition of patients based on previous therapies, etc. The result essentially is that the cancer drug market is composed of multiple patient populations. One of the challenges in developing cancer drugs is the definition of the field being targeted by the drug since there are numerous forms of cancer, each of which has several different stages of disease progression. Any drug that is approved for use is designed for a specific stage in the progression of the type of disease the drug was designed for. In cancer, there are many patient populations for whom there is no suitable treatment and the diseases they have do not have any suitable therapy.

Furthermore, the efficiency of all currently available drugs is limited. Every one of the existing drugs has a significant percentage of patients who fail to respond to them. In addition, the response of many of the patients considered to be responders was extremely partial, not long-lasting, and required taking several drugs concomitantly to achieve the desired clinical result. Cancerous tumors are occasionally so violent that the average life expectancy of patients is limited to months, or occasionally, a mild improvement in the patients' quality of life is sufficient reason for the drug to be considered efficient.

Based on the aforementioned, there is a clinical need for drugs to treat multiple myeloma that will be, on the one hand, efficient and have limited side effects on the other hand. The new indication that the Group intends to develop for recombinant EPO in the treatment of patients with multiple myeloma will try to provide a certain response to this need, i.e.: an efficient drug that does not cause significant side effects.

8.2.2	Legislative Limitations and Special Constraints Applicable to the field of Operations

For information about legislative limitations and constraints to which the Group is subject, see Article 17 below.

8.2.3	Drug Development Processes

The drug development process is multi-phased, and includes the following phases: the preclinical phase, Phase 1, Phase 2 and Phase 3 (for more information, see Article 3.3 above).

In light of the Group's intentions to develop a new indication for the drug recombinant EPO, which is a drug approved for another use, as previously mentioned, and based on the fact that the preclinical phase and Phase 1 clinical trial phases are ones that examine the drug's toxicity and safety respectively, the Group believes that it will be granted an exemption from carrying out these stages and that the drug development process will begin with Phase 2.

The Group's assessment regarding the drug development phases and obtaining an exemption for the preclinical and Phase 1 phases of the clinical trial includes a forward looking statement. This information is not definite and is based on information available to the group as of the date of this report. The actual results may be significantly different from the results derived from this information, since there is no certainty regarding the exemption from carrying out any phase and/or regarding the results of the drug trial to be conducted by the Group.

8.2.4	Critical Success Factors in the Field of Operations

In order to successfully develop a pharmaceutical product, the knowledge and technologies required to facilitate the development of efficient products is needed, as is long-term investments, in the form of financial funding and quality personnel that specialize in the area of operation, clinical planning and development as well as commercialization ability once development has been completed and marketing approval obtained. In addition, ownership of intangible assets (intellectual property) is required that would enable the development and enhancement of the designated product.

The Group has (via its subsidiary as mentioned above) a license for exclusive use of a patent for use of the recombinant EPO to treat multiple myeloma. This, as previously mentioned, is based on the study conducted by Prof. Moshe Mittelman, an internationally renowned hematologist who serves ad the Director of Internal Medicine at Ichilov Hospital and as Medical Director in the Group.

8.2.5	Entry Barriers to the Field of Operations

The main entry barrier to the drug development market is the lengthy, multiple year process of development, which is a regulated, thorough and cumulative process, i.e.: failure in any development phase will prevent advancement to the next phase. This type of process that takes many years obviously requires allocation of significant financial resources to finance continued development expenses.

As previously mentioned, ensuring intellectual property ownership is of prime importance, since without ownership, certain substances and products cannot be developed and used, thereby preventing progress in development. In addition, guaranteed ownership of intellectual property rights is required to benefit from the results of development on the one hand, and to ensure that the development is not found in another patent, on the other. Without patent protection, anyone could benefit from the results of the research and development without having had to pay the expenses incurred by the original developer, and in the case of the Group, paid for. Similarly, if development deviates into another patent, there will be an option of blocking all commercial activity by the developer. In order to guarantee commercialization freedom of development products, the relevant licenses needed for product development must be ensured. Furthermore, and in addition to the aforementioned, skilled, professional personnel who are experts in the field are required.

8.2.6	Alternatives to the Product, Field of Operation and Changes

As of the date of this report, the recombinant EPO drug that the Group intends to develop faces no competition for this stage of the disease, based on the fact that the recombinant EPO drug is designed to treat multiple myeloma patients in advanced stages of the disease who were already treated with all current standard therapies. These patients, as previously mentioned, are being treated in this stage with palliative drugs and therapies only (to alleviate pain, etc.). In addition, to the best of company knowledge, as of the date of this report, there is no drug that is being sold or drug in development that works on the immune system like recombinant EPO.

Despite the aforementioned, it is possible that the recombinant EPO drug will be found to be effective in the future for patients who are not terminally ill, when combined with other currently available drugs. If said assessment comes to fruition, the recombinant EPO drug may be used as a substitute and/or supplementary drug to other drugs that are currently available on the market and/or drugs that are currently in development. Multiple myeloma patients who are in the non-terminal stages currently have in the market drugs that have been approved for use, which may make it entry into this market difficult. It should be noted that the development of the new indication for a drug provides an advantage over a drug that was developed from the beginning, in light of the Group's assessment that one or more phases in drug development, particularly Phase 1, would be redundant, since these phases have already been previously carried out during testing of the same product for its original indication but in this case as well, development of a new indication is expected to be lengthy.

It should be noted that in recent years11 , treatment of multiple myeloma patients in the various stages is composed of chemotherapy combined with autologous stem cell transplantations or a combination of Thalidomide, dexamethasone (a type of steroid) and Velcade, based on the patient's condition. If said transplantation is carried out, the patients receive initial treatment of high dosages of preliminary chemotherapy. This treatment is largely administered to patients who are under the age of 65.

If the patient is above the age of 65, and his physical condition prevents an autologous stem cell transplantation from being carried out, the standard treatment involves a combination of two or more drugs including Thalidomide, steroids, Velcade, Revlimid and mild chemotherapy.

The aforementioned therapies lead to a median survival time of approximately 30 months in close to 83% of patients who underwent autologous stem cell transplantation (and who were under the age of 65) and a survival time of approximately 24 months in almost 90% of patients (and who were under the age of 65).

It is clarified that the currently available therapies and drugs used to treat multiple myeloma patients have side effects such as neuropathy – peripheral neuropathy, which occasionally might be irreversible and require discontinuation of the therapy for extended periods of time.

11 The aforementioned regarding treatment of multiple myeloma patients and patient survival time was taken from the article by Prof. Ben-Ami Sela, director of the Pathology Chemistry Institute, Sheba Medical Center, Tel-Hashomer that was published on the website  www.tevalife.com.

Another drug currently administered to patients is one known as Velcade (scientific name – Bortezomib) which was approved in 2003 by the FDA and that extends the survivability time of patients with the disease, with 33% of all patients attaining an overall survival time of approximately 5 years, with the survival time among all patients on the drug being 33 months. The drug recombinant EPO that is being developed by the Group may be one that can be administered in combination with this drug.

In addition to the aforementioned, it should be noted that as of the date of this report, several additional drugs are in various phases of clinical trials, and if approved, if and when approved, may constitute an alternative to the recombinant EPO being developed by the Group.

8.2.7	Structure of the competition in the field of operations and changes in it

8.2.7.1	General

The Group's competition in the field includes a wide range of companies around the world, starting with small pharmaceuticals up to the mega multinationals. Multinational marketing of a drug requires access to marketing channels around the world, thus generally forcing small companies to collaborate with large companies in the field. On the one hand, this is a limiting factor for small companies. On the other hand, these giant companies are constantly searching for new drugs in order to broaden the range of drugs they market or in order to increase the amount of developed drugs (drug development pipeline). The need of giant multinationals for new drugs in certain periods makes these companies willing to invest vast sums of money to acquire drug development and marketing rights, which is an opportunity for drug developing companies.

The Group has a preliminary plan to conduct Phase 2 trial that includes the enrollment of approximately 50 patients12. If a situation arises in which a large number of drugs are in development while the Group is conducting the trial, this might make patient enrollment for Phase 2 and Phase 3 of the trial difficult. The need for a large number of patients in the advanced phases of the clinical trials poses a significant obstacle in drug development that might affect the chances and timetable involved to complete development of the Group's recombinant EPO drug. This problem can frequently be solved by adopting a development strategy that includes, inter alia: accurate definition of the type of patients who will participate in the trial (based on the severity of the disease, type of therapies previously received, other drugs they received concomitant with the investigational drug, etc.); optimal choice of sites to conduct the clinical trials (e.g. some of the trials will be conducted in countries in which certain therapeutic alternatives are not yet being offered to patients or study sites known for their ability to enroll patients into trials with relative speed, etc.); Use of organizations that specialize in clinical study management13; interest shown by study doctors who will participate in the study on the drug and how it operates; provision of financial incentive to the study fund of the departments participating in the trial (incentive indirectly serves to improve the conditions of the patients' hospitalization) in order to make sure that they prefer directing patients to clinical trial of the Group's drug over other clinical trials. The Group intends to adopt these types of strategies to ensure a rapid patient enrollment rate and compliance with the scheduled timeframe, although there is no guarantee that this will happen.

12 This assessment is based on numbers of patients required in clinical studies on other drugs designed to treat multiple myeloma and cancer in general. No comprehensive statistical planning has yet been carried out and the Group still has not convened a discussion on the clinical plan with the regulatory authorities, the FDA and others – and the number of patients that will be ultimately be required may differ from this estimate.
13 These companies are known as CRO - Clinical Research Organization.

8.2.7.2	Competition in the Cancer Market

The cancer drug market is extremely large. National medical institutions in the US estimated that the overall cost of treating cancer in 2005 was $209.9 billion14. In 2008, sales of all cancer drugs totaled $48 billion15 and this number is expected to grow to $80 billion in 2010. In 2003, a new anticancer drug was approved for use and marketing known as Velcade, which is used to treat multiple myeloma.

In 2008, sales of drugs used to treat multiple myeloma in the US, France, Germany, Italy, Spain, England and Japan totaled $2.1 billion (and is expected to rise to $5.3 billion in 201816). According to Bloomberg Analyst Reports17 the sale of Velcade among all drugs used to treat multiple myeloma, comprising approximately 40% of the multiple myeloma drug market while in 2009 Johnson & Johnson (which markets Velcade outside the US) and Japanese pharmaceutical Takeda (which markets Velcade in the US) generated $1.2 billion in sales. In addition, based on the financial statements of the pharmaceutical Celgene18 (which markets Revlimid), Revlimid sales in 2010 totaled $2.47 billion.

Listed below is a table displaying the advantages and disadvantages of the main competing drugs and therapies as of the date of the company's drug report:

14 http://dceg.cancer.gov/files/genomicscourse/meropol-011007.pdf
15 According to IMS Health - http://www.reuters.com/article/idUSN1453543620080515
16 According to  IMS Health - http://www.reuters.com/article/idUSN1453543620080515
17 http://www.bloomberg.com/apps/news?pid=newsarchive&sid=aQHENps19ldg
18 http://ir.celgene.com/phoenix.zhtml?c=111960&p=irol-newsArticle&ID=1520733&highlight=

Comparative Properties
Company	Type of Therapy / Name of Drug	Route of Administration of Treatment	Drug Intake Frequency	Average Monthly Cost of Treatment in USD	Adverse Events	Efficiency / Survival Time
Celgene Corporation	Thalidomide®	Oral Tablets	One pill per day, dosage occasionally needs to be adjusted based on adverse events	Approx. 1,000	Resulting in congenital defects, peripheral neuropathy (nerve damage), fatigue, constipation, blood clots tendency (including increased risk of deep vein thrombosis), etc.
Single preparation (approximately 30% of patients respond). Combined with another drug, -approximately 50%-60% of patients respond. The drug results in a mild remission of the disease.
Response might last a year

Celgene Corporation	Revlimid®	Oral Tablets	Generally, one tablet per day for 21 days followed by a one-week break	Approx. 9,000
Serious injury to bone marrow (sensitivity to infection sand suppression of creation of blood platelets (thrombocytes, i.e. risk of life-threatening bleeding), blood clots tendency and embolisms, liver damage, serious damage to bone marrow, damage to digestive system accompanied by nausea, acute diarrhea, etc.
Not tested in comparison to thalidomide (but is considered better) When combined with another drug, - approximately 50%-60% of patients respond. Response can last up to a year
Millennium Pharmaceuticals	Velcade®	Intravenous injection	Two injections per week for two weeks followed by a 10-day break; for a minimal period of 7-8 cycles	Approx. 10,000	Acute Peripheral neuropathy (nerve damage) to the point of impaired function, digestive disorders and nausea, on rare occasions, liver damage, etc.
Triggers a response in 30% in single treatment and when combined with another drug, in approximately 50%-60%. Response lasts a year.
In patients in the advanced stages of the disease, the drug extended life by an average of 12 weeks

	Chemotherapy	Infusion or tabltes			Suppression of the immune system and bone marrow, hair loss, nausea and vomiting, damage to all cells in the body	20%-30% of patients respond, response lasts less than a year

	Bone Marrow Transplant	Intravenous			Extremely aggressive treatment and suitable only for people who are relative healthy (under the age of 65)	Approximately 60%-70% of patients respond to therapy for a period of approx. two-three years

It should be clarified that given the fact that the patients with the disease are treated with a combination of drugs and therapies, as detailed in the table above, they become resistant to the treatment administered to them so that at a certain stage, the treatment combination is no longer beneficial and/or negatively affects (side effects) the patient's condition. As a result, the patient's caregivers tend to change the composition of the treatment and drugs administered to each patient, based on their condition in each stage.

For information about other drugs and therapies that are in competition with the Group's drugs, see Article 8.2.6 above.

8.2.7.3	Methods to Cope with the Competition

In order to successfully cope with the anticipated competition, the Group must position its drug by emphasizing its advantages over the competition. According to the Group, the anticipated advantages of its drug, once it is approved, is based on the premise of a longer life expectancy of patients who take the drug coupled with improved quality of life without any significant side effects. The Group believes that the fact that the drug's possible efficacy in a combination treatment with or after other currently available therapies will reinforce the drug's position and give the company a marketing advantage. Later on, if and when the drug is approved for marketing, these advantages are expected to provide the company with a significant preference that, with the right marketing, will guarantee, according to the Group's estimation, an advantage in the multiple myeloma therapy market.

In addition, among the main factors affecting the ability of a new product to penetrate the drug market and the competition in it are clinical advantages that the product provides and the ability to protect its intellectual property rights. In light of the fact that the group has the license for exclusive use of the patent for the drug recombinant EPO to treat patients with multiple myeloma, the Group believes that its drugs contains the right properties to withstand expected competition.

Several years will pass until the Group's product reaches the market but until it reaches this stage, the chances are that one of the giant pharmaceuticals in the field will try to seek collaboration with the Group in the drug's development and/or marketing.

Group assessments regarding product compatibility and possible penetration into the drug market include a forward looking statement. This information is not definitive and based on currently available information in the company as of the date of this report. Actual results may be significantly different from the results derived from this information, since there is no certainty regarding results of the clinical trial that the Group will conduct on the drug.

9	Customers

9.1	As of the date of this report, the company did not yet begin marketing and distribution of its products and therefore has no customers.

9.2	Potential customers of company products are international or local pharmaceuticals and/or international and/or local distributors.

10	Marketing and Distribution

10.1	As of the date of this report, the company has not yet begun marketing and distributing its products.

10.2
The marketing and distribution strategy reviewed by the company primarily involves strategic partnerships with such companies as international or local pharmaceuticals and/or international and/or local distributors.

11	Fixed Assets and Facilities

Company offices are located in Herzliya, in accordance with a rental agreement from 4 August 2010. The basic rental period is for 36 months with an option for an additional 24-month period. In addition, the company has the right to terminate the agreement after 22 months and/or on the date of an alternative tenant in its place, pursuant to approval of the landlord. Monthly rental costs and management fees in accordance with the agreement, began in October 2010, offset by co-payment of the subtenant who subleased 25% of the property (for a one year period) for NIS 19 thousand (USD 5.2 thousand).

12	Research and Development

Listed below is a table19 of clinical trials (in accordance with the preliminary plan the company received as part of the Bio-Gal agreement) that the company intends on carrying out:

Trial Title	Develop -ment Stage of the Trial	Purpose of the Clinical Trial	Study Site	Scheduled number of trial subjects	Number of subjects as of the date of the report	Trial Nature and Status	Performance Timetable	Projected Cost (Estimate)	Aggregate Cost between January – December 2010
Recombinant EPO Multiple Myeloma	2	Primary endpoint: extension of life Secondary endpoint: improved quality of life and improvement in various blood parameters	Not yet decided	Approximately 50	0	Not yet submitted to the authorities and/or Helsinki Committee	The trial is expected to begin in the first half of 2011 and last for two-and-a-half years. 20	1-1.5 Million dollars	Costs of maintenance and handling of the registered patent of the company in various countries total of US$ 32,000
For more information, see Article 8.2.3 above. It should be noted that no approval has been received that the trial that will be carried out will begin in Phase 2 and not another phase.

19	In accordance with the company's preliminary plan that was accepted within the confines of the Bio Gal agreement (For information, See Note 1b of the financial statement)
20
The estimated trial period is a company projection based on the patient enrollment rate in other companies that are conducting clinical trials on multiple myeloma treatments in compliance with FDA standards.

Assuming that the trial detailed above achieves the desired results, the company faces several business options: (1) conducting a Phase 2b extension trial and/or Phase 3; (3) enter a contractual arrangement for a collaboration with a large pharmaceutical company to continue drug development, or (3) granting a license to a large pharmaceutical company to continue development and commercialization of the drug. The factors in choosing which aforementioned option will depend on the company's financial ability and on the suggestions made by other business partners.

As of the date of this report, the company and its medical consultants believe that Phase 3 clinical trial is expected to last between 3-4 years, with an estimated cost of US$ 10-30 million. This is based, inter allia, on data obtained from the company's regulatory consultants and on a review of the history of clinical trials in companies in the industry.

The Group's assessment regarding the projected expenses for Phase 2 and primarily Phase 3 clinical trial includes a forward looking statement. This information is not definitive and based on currently available information in the company as of the date of this report. Actual results might be significantly different from the results derived from this information since the expected number of patients for the Phase 3 trial, the duration of the trial and the complexity of the trial is uncertain and depends in this phase primarily on variables external to the company such as: decisions made by the FDA and other health institutions, clinical trial results of other companies in the industry and other regulatory issues. The costs incurred in conducting the trial might therefore significantly change.

13	Intangible Assets

13.1
In December 200921, the company entered a contractual arrangement, via XTEPO, with Bio-Gal to acquire the license to use the patent to use recombinant EPO in the treatment of advanced stage multiple myeloma patients and improve the quality of their lives. For additional information about the licensing agreement, see Article 18.3 below.

21	Following amendment of the terms of the contractual arrangement from 18 March 2009 with Bio Gal.

13.2
In August 2005, the Group entered into an agreement to acquire rights and assets from Vivoquest - a private company incorporated in the State of Delaware ("Vivoquest").  Pursuant to the agreement, the Group acquired the usage rights to the development of novel pre-clinical library of compounds for the treatment of Hepatitis C ("DOS"), laboratory equipment and the lease rights to a laboratory used by Vivoquest.  In accordance with the agreement, and as of the date of this report, the Group possesses only the usage and development rights concerning which it is obligated to pay up to US$34 million on the basis of the milestones, Out of this, the amount of $25 million will be paid by the Group subject to regulatory approval and the actual sale of products.  It should be noted that, according to the agreement, the Group has been granted the choice of settling the said amounts either in cash or through the allocation of shares.

13.3
In March 2008 and as amended in August 2008, the Group entered into an agreement to out-license the development rights acquired from Vivoquest to Presidio Pharmaceuticals, Inc. ("Presidio").  For further details regarding the agreement - see Article 18.2 below.

13.4	The company has exclusive license of the patents and patent applications as detailed in the table below:

Patent Name	Countries in which application was filed	Priority Date	Application No.	Patent No.	Status	Expiration Date**
BIOGAL-001 EP(*)	Europe	30.03.1999	99 91 2039.7	1 067 955	Granted	30.03.2019
BIOGAL-001 CA	Canada	30.03.1999	2,366,674	—	Allowed	30.03.2019
BIOGAL-001 IL2	Israel	30.03.1999	138705	138705	Granted	30.03.2019
BIOGAL-001 JP	Japan	30.03.1999	2000-543153	4456271	Granted	30.03.2019
BIOGAL-001 HK	Hong Kong	30.03.1999	01104635.2	HK1033910	Granted	30.03.2019
BIOGAL-001 US	USA	30.03.1999	09/647,761	6,579,525	Granted	30.03.2019

* valid in Austria, Belgium, France, Germany, Britain, Ireland, Italy, Holland, Spain, Switzerland and Sweden
** Subject to execution of all mandatory annual payments

14	Human Capital

As of the date of this report, the Group has two full-time employees in management and finance and four service providers / consultants who provide the company with management, administrative, medical and financial services (two of whom are executives). For information about the terms of employment of officials, see Regulation 21 in Chapter D of this report.

15	Financing

As of the date of this report, the company has no loans or any liability with the exception of the current liabilities to suppliers, other service providers, employees and members of the board of directors.

16	Taxation

16.1	Applicable tax rates for the Group under law

Tax Rates:

Company revenue in Israel is subject to the companies tax at the regular rate, in accordance with the provisions of the Law to Amend the Income Tax Ordinance from August 2005, a gradual lowering of companies tax rate was established. As a result of this amendment, the companies tax rate beginning in the 2008 tax year and after are: 2008 – 27%, 2009 – 26%, 2010 – 25%.

On 14 July 2009, the Knesset ratified the Economic Efficiency Law (Legislative Amendments for Implementation of the Economic Plan for 2009 and 2010) (Hereinafter: Amendment 2009) that established, inter alia, a gradual reduction in the companies tax rate, from the companies tax rate beginning in 2010 and as follows: 2011 – 24%; 2012 – 23%; 2013 – 22%; 2014 – 21%; 2015 – 20% and 2016 and after – 18%.
For additional information about applicable tax rates for the Group, See Note 21 of the financial statements for 31 December 2010.

16.2
On 15 July 2010, the company signed a pre-ruling arrangement with the income tax authorities regarding the exchange of shares agreement in accordance with Articles 103 and 104 of the Income Tax Ordinance. As a result of the contractual arrangement in the agreement, the company had various restrictions imposed and some of the aggregate losses were cancelled for company tax purposes.

Listed below is a summary of the main points of the terms of the agreement:

16.2.1
The balance of losses from the transaction and the balance of the company's capital losses for tax purposes were reduced and established at NIS 80 million (approximately $22 million) and NIS 0.7 million (approximately $0.19 million22 ) respectively. The contents of this article does not derogate from the authority of the appraiser to determine that the balance of losses is lower than the aforementioned sums.

22 Based on the exchange rate on 31 December 2010, which was NIS 3.665 = 1 USD.

16.2.2
The losses incurred by the company prior to the exchange of shares, following said reduction in Article 1, will not be included in the offset against any revenue attributed to XTEPO (the transferred company) and will not be included in the offset against capital gain from the sale of XTEPO shares.

16.2.3
XTEPO shareholders will not be permitted to sell their rights in the company for two years from the end of the year in which the transaction was completed (Hereinafter The Blocking Period), subject to legislative changes.

16.2.4	The company and XTEPO undertook to maintain the main economic activity that they had on the eve of the transaction during the Blocking Period.

16.2.5	The company will not be permitted to sell its holdings in XTEPO for the entire Blocking Period.

It should be noted that the provisions of Articles 103 and 104 of the Income Tax Ordinance that discuss restructuring and mergers imposes statutory restrictions and various terms on entities participating in the restructuring / merger and, inter alia, limits dilution of holdings both by means of prospectus as well as private placement. A summary of the main restrictions mentioned above do not claim to be a review of the provisions of Articles 103 and 104 of the Income Tax Ordinance and do not constitute a substitute for reading said articles in their entirety.

16.3
Due to said pre-ruling, on 31 December 2010, the company incurred accumulated business losses for tax purposes of US$ 24 million (approximately NIS 86 million) and accumulated capital loses of US$ 0.19 million (approximately NIS 0.7 million) that are carried over to the next years. For more information, see Note 21c of the company's financial statements for 31 December 2010.

In addition, as a result of completion of the Bio Gal transaction, company management believes that US subsidiary losses for tax purposes, as of 31 December 2010, of US$ 15 million to be limited in ability to be used and might be lowered in accordance with local law that deals with changes in control in a company. As previously mentioned in the annual financial statements for 2010, the company is not offsetting deferred taxes for losses for tax purposes since their use in the foreseeable future is not certain.

17	Limitations, standard legislation and special constraints on the field of operation

17.1	Helsinki Committee

A prerequisite for the Group being able to conduct trials is obtaining prior approval from parties certified to approve clinical trials on human subjects in every country in which the Group wishes to conduct the said trial. The trials must comply with the principles in the Helsinki Declaration and must have obtained ethics committee approval in every medical institution in which the trial is being conducted. The doctor and/or the committee of doctors with whom the Group will cooperate will submit the trial protocol to the medical institution's ethics committee. After the discussion during which the committee will determine whether the trial protocol complies with the rules of ethics, and if the protocol is approved, the scheduled trial can begin. Any change in the trial protocol requires an update and a resubmission for ethics committee approval.

Helsinki Committee Approval – as previously mentioned, a prerequisite for approval of use of pharmaceutical products by the Western health agencies, including the Israeli Ministry of Health, and it allows proof of safety and efficiency of pharmaceutical products through clinical trials. In order to conduct clinical trials in Israel that involve human subjects, permission must be obtained in accordance with the study plan (protocol) (Hereinafter  Permit) from the committee (known as previously mentioned as the Helsinki Committee), which operates by the virtue of the Public Health Regulations (Clinical Trials on Human Subjects) (Hereinafter: the Public Health Regulations).

The permit is issued subject to submitting the application for approval by a licensed doctor who will be the principal investigator in charge of the trial, the investigator participating in the clinical trial on human subjects will have the skills and experience in his field to conduct the trial and the trial will comply with the conditions below:

(a)	The anticipated advantages for the participant in the trial and for the company justify the risk and discomfort involved in the trial;

(b)	The clinical and scientific information currently available justifies conducting the requested clinical trial;

(c)	The clinical trial is scientifically planned to facilitate a response to the question being studied, and is described in a clear, detailed and precise manner in the trial protocol;

(d)
The risk to the trial participant is minimized due to the use of proper study methods, and use, whenever possible, of procedures that have already been carried out on human beings or on animals. In addition, trial participants will be closely monitored during the trial and in the follow-up.

(e)	Trial participants will be selected based on the inclusion and exclusion criteria in accordance with the trial protocol

(f)	An informed consent form for the trial is to include all necessary information as described in the procedure;

(g)	The trial protocol includes provisions on protection of participants' privacy and the confidentiality of the collected information;

(h)	The trial protocol includes a mechanism for trial follow-ups;

(i)	Suitable insurance coverage of participants taken out by the trial sponsor;

(j)	The sponsor and the principal investigator are capable of allocating the resources required to properly conduct the trial, including skilled personnel and required equipment

(k)	The nature of the commercial contractual arrangement with the investigator and with the study site does not prejudice any proper conduct of the trial;

(l)
If all or some of the participants in the trial are potentially subject to undue pressure or influence regarding participation in the trial – appropriate measures will be adopted to prevent or minimize said undue pressure or influence.

17.2	FDA and EMEA Approval

The product the Group intends to develop and market is a pharmaceutical product. As such, its' manufacturing, sale and marketing is contingent upon obtaining a license in every country that the Group wishes to market the said product. To obtain the said approval, the Group must comply with the licensing requirements, including safety conditions and quality assurance standards required in each of the countries.

The requirements to obtain approval to sell the Group's drug varies from country to country, as does the time needed for the various authorities to conduct tests in each country to obtain the license and costs involved. The lack of a license in a certain country for the Group's product will prevent its sale and accordingly, might harm the Group's revenue. Main markets the Group is targeting include the United States and the European Union.

The Group intends to complete product development, obtain FDA and EMEA approval for the drug's marketing and sale. It will be clarified that every said approval is separate and independent. Said approval will be required in the future for any modification of the product, which will obtain approval or for expanding its current applications.

Once FDA or EMEA approval has been obtained, the Group will be able to market the product only for the indications listed in the approval. The FDA and EMEA can conduct tests and investigations to ensure the Group's compliance with the legal and licensing requirements. In addition, the Group can work to monitor and follow-up its compliance with the FDA requirements via a Quality Control system and by significantly reducing the possibility of failure, and even report them in advance, if detected. Non-compliance with the said requirements can lead to sanctions against the Group, including, publication of a public warning regarding the product (black box warning), imposition of penalties and civilian compensations, refusal to approve new products for the company or to remove licensing from the current product.
It should be noted that today, the FDA is considered the most stringent agency and its approval is a significant sign, indicating the receipt of an approval granted by the other regulatory agencies.

17.3	U.S. Health Care Reform ("Obama Reform")

To the best of company knowledge, the U.S. health care reform will have no effect on the company's financial activity.

18	Substantial Agreements

18.1	Licensing Agreement with Bio Gal

On 31 December 2009, the Group, through XTEPO, entered a contractual arrangement with Bio Gal in an agreement to an exclusive license for a patent (as this term is defined above), that was signed between Bio Gal and Yeda and Mor Research Applications (Hereinafter Mor) (Yeda and Mor hereinafter jointly known as License Owners) in 2002 (Hereinafter: Original Licensing Agreement), for exclusive use of the registered patent of the license owners for the drug recombinant EPO in order to develop a new indication that aims to extend the life of patients with multiple myeloma as well as improve their quality of life (Hereinafter: The Patent). It should be noted that the assignment of the original Licensing Agreement to the company involved obtaining the consent of the license owners, who gave it, and then XTEPO, which was established for the purpose of said agreement, stepped into the shoes of Bio Gal as license owner in every respect.

In accordance with the terms of the original licensing agreement, Bio Gal undertook to manage the study in terms of further development of patents owned by the license owners, including full financing of the study extension, and will own exclusive international licensing rights to development use, marketing, distribution and sale of drugs used to treat multiple myeloma and other types of cancer, as much as the study permits. According to the licensing agreement, Bio Gal will bear all expenses related to preparation, filing, preserving and protecting every patent that will be registered as a result of the study. The exclusive license given to the company (via XTEPO) as previously stated will remain valid for 15 years from the first commercial sale of the drug by Bio Gal or until the end of the patent period in the countries where the patent is registered (whichever is later). It should be noted that the patent is a registered patent in the US since 1999 and in Europe, Israel and Hong Kong, Japan and others as well as in Canada, it should be noted that the company obtained approval for all patent registration requests that it requested. The patent validity is expected to expire in countries in which it is registered in 2019.

In return for said assignment of license and in accordance with the amendments made to the original licensing agreement (the last of which was made in April 2008), the Group will pay Yeda:

1.	Annual licensing fee of one percent (1%) of net sales of the EPO drug by the Group and/or its subcontractors (who might operate under a sub license)

2.
A one-time payment if one of the following are met: (See also subarticle 3 below that updates the terms of this article) (1) sale of 50% or more of XTEPO shares to a third party (2) merger between XTEPO and a third party (3) sale or transfer of XTEPO's strategic assets (hereinafter Exercise) totaling US$ 250,000 or 2.5% of XTEPO's gross gains from the Exercise (whichever is lower)

3.
Despite the aforementioned, the parties to the agreement decided that the said payments will be deferred to the date of successful completion of Phase 2 of the clinical trial for which the Group will pay Yeda a one-time sum of US$ 350,000, whichever of the following comes earlier:

a.	Capital raising of at least US$ 2 million by the company or by XTEPO following successful completion of Phase 2 clinical trial

b.	Six months from the date of successful completion of Phase 2 clinical trial

18.2	Agreement to Grant Sub License - Presidio

On 19 March 2008, the Group entered a contractual arrangement to grant sub license of DOS with Presidio, a company that incorporated in Delaware and that specializes in drug development and marketing (Hereinafter respectively The Agreement). On 4 August 2008, the Group signed an amendment to the Agreement (Hereinafter Amendment to the Agreement) in which Presidio assumes responsibility for all development, commercialization and patent cost responsibilities, including all resulting costs, regarding the DOS in exchange for an initial payment of US$ 5.94 million and a future payment of up to US$ 59 million based on milestones such as submitting an application for registration of the investigational new drug with the FDA (IND – Investigational New Drug), submitting an application for commercialization and marketing of the drug with the FDA or any parallel authority, payment of royalties of between 1% - 10%, based on Presidio's revenue. In addition, the Group is entitled to receive a varying percentage of receipts paid to Presidio if the latter grants a sub license in DOS to a third party.

The company carries out various controls to monitor DOS development progress by Presidio that include, inter alia, receiving updates from Presidio and monitoring FDA publications regarding clinical trials. The company will, from time to time and on a need basis, contact Presidio for additional updates in accordance with the agreement between the company and Presidio.

To the best of the company's knowledge, as of the date of the report, Presidio has yet to begin carrying out any clinical trial based on DOS technology.

18.3	Option Agreement for Exclusive Licensing

On 1 September 2010, the company entered a contractual arrangement with Yeda to acquire the right in which the company would retain exclusivity to examine a medical technology in the immune system that includes two proteins by which target molecules would be examined that may serve as the basis for the development of drugs used to treat immune system-related diseases such as acute hepatitis, rheumatoid arthritis, Crohn's Disease, psoriasis, etc. If the company's review results in a decision to advance said technology, it believes that it will need to recruit a development manager for this technology who will conduct preclinical research and development that includes lab trials and preclinical trials on animals and, if successful, clinical trials on human subjects with the said technology products. In accordance with the agreement, the company received an exclusive right for a period of 15 months beginning on the date of the agreement to examine the medical technology (Hereinafter: The Right) in consideration of payment of US$ 120,000 (Hereinafter: The Option Fee) that will be paid by the company as follows:

a.	Should the company raise through a public prospectus over US$ 2 million – the company will settle its liabilities to Yeda in cash, or

b.
If 12 months have passed since the signing of the agreement and the sum raised does not exceed US$ 2 million, the company will settle its liability to Yeda in cash or through an options offering equivalent in value to said sum, at the company's sole discretion, once approval has been obtained from Yeda regarding the timing of the offering. If the company chooses to settle its liabilities through said options offering, the total number of options to be allotted to Yeda will not exceed 2% of the company capital (on a fully diluted basis) with the exercise price of each option being the nominal value of the company shares.

If the company chooses to exercise its right to obtain usage license, it must announce its intentions to Yeda and then the parties will sign the licensing agreement based on the conditions adopted by Yeda less 15% reduction from the market price for issuance of license as stipulated that is adopted by Yeda.

Yeda will reserve the right to cancel this Agreement after 12 months from the day of the signing of said Agreement if the company failed to complete raising funds that exceed US$ 1.5 million from any source.

18.4	Acquisition Agreement with MinoGuard

On March 24, 2011, the Company has entered into a term sheet to acquire the activity of MinoGuard Ltd. ("MinoGuard") by an exclusive license to use MinoGuard's entire technology in return for royalties on sales and milestone payments throughout the clinical development process, without making any other payments.

MinoGuard was founded in 2007 in order to commercialize combination therapies for treating psychotic diseases, focusing on schizophrenia. The transaction is subject, among others, to due diligence studies, examination of the regulatory track for the continued development of the drug and the approval of the Company's Board.

19	Legal Proceedings

As of the date of this report, the Group is not facing and is not conducting any legal proceedings of any kind.

20	Objectives and Business Strategy

The Group intends to develop the drug recombinant EPO used to treat patients with multiple myeloma and first and foremost begin conducting Phase 2 clinical trial while creating value for the Group and for the recombinant EPO drug.

Listed below is a table summarizing the strategy and projected goals set by the Company for 2011-2013:

	2011	2012	2013
recombinant EPO	Initiation of clinical trial / obtain approvals to initiate trial	Clinical Trial	Clinical Trial

The trial / obtaining approvals to initiate the trial are expected to begin / to be received in 2011 and continue for a period of two-and-a-half years. 23.

It should be noted that in addition to the aforementioned, the Group is striving to identify, examine and acquire additional technologies including, inter alia, the development of a new indication for drugs that have been approved for marketing for the treatment of relatively rare and currently incurable diseases. In addition, the Group plans on developing collaborations with large pharmaceuticals to market the EPO and other collaborations to develop its clinical abilities, inter alia, through scientific advisory committee that will be set up, to create collaborations with major research institutions and retain its position in the capital markets.

The Group estimates of business goals and strategy include forward looking statements. This information is uncertain and based on currently available information in the company as of the date of this report. Actual results might be significantly different than the estimates derived from this information, since clinical development of a drug is essentially a process that contains numerous uncertainties and as such, inter alia, there is no certainty that the timetable for development and obtaining initial clinical results from the recombinant EPO will come to fruition in the way expected by the Group's management.

23 The estimated trial period is a company projection based on the patient enrollment rate in other companies conducting clinical trials on multiple myeloma treatments in compliance with FDA standards.

21	Projected Development for the Upcoming Year

Immediately upon completion of the Bio Gal transaction as described in Article 18.1 above, the company began preparing for the Phase 2 clinical trial. The company plans on carrying out over the course of next year said clinical trial that includes, inter alia, obtaining regulatory approval and initiation of collection of long-term clinical data on patients that will prove the advantages of recombinant EPO in the treatment of patients with multiple myeloma.

For information about clinical trials that the Company intends on conducting, see Article 12 above. Without derogating from the generality of the aforementioned, the Company does not rule out any possibility of filing requests to obtain grants from the Chief Scientist in accordance with the Encouragement of Industrial Research and Development Law, as to be determined by the company's board of directors pursuant to recommendation of company management.

The Group's estimates regarding the developments in the ensuing year, including projected expenses, include forward looking statements. This information is uncertain and based on currently available information in the company as of the date of this report. Actual results might be significantly different from the results derived from this information, since there is no guarantee regarding the future and the results of clinical trials that the group is planning to conduct.

22	Discussion of Risk Factors

Listed below is information about the risk factors that might have crucial effect on the Group's operations and business results.

22.1	Industry Risks

22.1.1	Exposure to Effects of Regulation

The group, like any business involved in the medical field, is subject to approvals, licenses and regulation on the part of government and international organizations related to environmental quality, toxins, medicine, etc. If any amendments are made in the provisions of the law that are related to the Group's activities, this might result in heavy expenses to the Company and even discontinuation of the development of recombinant EPO.

22.1.2	Dependency on External Financing

The Group, like any business in the biotechnology industry, depends on external financing, since it essentially does not have all of the revenues whereas development expenses incurred in development of EPO drug are high. At a certain stage, the Group's financing sources will run out and the Group will not be able to continue financing the drug development activity as previously mentioned. See Note 1c of the company's financial statements.

22.1.3	Dependency on Professional, Skilled Personnel

The Group as a biotechnology company is required to employ skilled personnel who can perform the tasks with consummate professionalism and skill in order to achieve maximum results with maximum supervision.

22.1.4	Dependency on Trial Volunteers

The Group, as an organization in the clinical biotechnology industry that performs trials, requires healthy and sick volunteers to carry out its trials. A frequent difficulty when conducting clinical trials involves the enrollment of volunteer patients due to fierce competition over these patients (particularly when patients are in the advanced stages of their disease) and occasionally due to patients' use of other drugs – which may disqualify them from participating in the trial.

22.1.5	Exposure to Lawsuits

In light of the Group's operations in the clinical trials industry, it is exposed to legal proceedings related to potential adverse events of recombinant EPO. Adverse events of drugs are a known phenomenon, particularly during the development stages. The Group cannot guarantee that no adverse event will be discovered in relation to recombinant EPO, thus creating the possibility that such discovery is to render the Group vulnerable to various lawsuits.

22.1.6	Competition

The Group is exposed to the possibility that competing companies will develop a similar drug to the one developed by it – for additional information about the competition and the products competing with the Group's product, see Article 8.2.7 above.

In addition, it should be noted that the patent is scheduled to expire in 2019 and the drug will become generic. It should further be noted that the patent for using Erythropoietin to treat anemia will shortly expire and there is a risk that in certain countries, the recombinant EPO will be given in off-label-use. The Group, however, believes that this risk is limited since recombinant EPO is a drug that includes the Black Box warning that may deter doctors from prescribing it for off-label-use, and subsequently, from taking the drug in a not according to its label.

22.2	Unique Risks for the Group

22.2.1	Development Failure

The Group, by virtue of being a company in the biotechnology industry, is essentially based on the future potential embodied in the development of recombinant EPO whereas of the date of this report, the company has no revenues. If the Group's expectations regarding the development of recombinant EPO fail to be realized into a product with marketing feasibility, the continued existence of the Group as an independent organization will be in doubt. Since the field in question is drug development, there is no certainty that the Group's trials with recombinant EPO will succeed. As previously mentioned, if these trials fail, the existence of the Group will be in question. It should be emphasized that any clinical study contains numerous elements of uncertainty and the possibility that the Group will fail in its attempt to prove and demonstrate the efficiency and safety of recombinant EPO or if that the trials will reveal the drug to be less efficient than expected cannot be ruled out. In addition, the possibility of the development of other drugs by the competitors that will compete with the Group's drugs and capture a significant share of its market share cannot be ruled out as well.

22.2.2	Relative Dependency on a Key Figure

The Group is moderately dependent on Prof. Moshe Mittelman who serves as the company's medical director24 and who developed the indication of recombinant EPO on which his study is based. If for some reason Prof. Mittelman fails to support scientific / clinical aspects and/or if he no longer serves in his position, then the Group will suffer some damage. If Prof. Mittelman discontinues his work with the Group, some time may pass until the Group finds a replacement for Prof. Mittelman. It should be emphasized that regarding any aspect related to performance or continued performance of the clinical trials on recombinant EPO, the Group believes that Prof. Mittelman's leaving will not cause a significant delay in the Group's clinical activities as specified above.

22.2.3	Intellectual Property Protection

The Group, being a company in the biotechnology industry, is largely based on the possibility of protecting and preserving its intellectual property. Infringement of its intellectual property rights through violation of the patents given to the company can seriously harm the Group's operations. Without protection of the Group's intellectual property, there is nothing stopping any other party from using the Group's developments without having had to incur heavy development expenses. In addition, protecting the patent given to the Group might not withstand legal proceeding that will validate the claims included in it.

24 It should be noted that Prof. Mittelman has been serving as medical director in the company since 4 August 2010.

22.2.4	Marketing and Sales

The Group lacks any manufacturing, marketing and sales facilities. If recombinant EPO does reach the stage at which the Group can commercialize the drug, it will need to collaborate with another organization or try to create a manufacturing, marketing and sales systems to realize the drug's embodied marketing potential.

Below is a table of risk factors that might affect the Group's operations and business' results as well as the Group's assessment with regard to the degree to which these risk factors might affect the Group's operations in general:

Type of Risk	Brief Description	Degree of impact on the group's operations
		Strong	Moderate	Limited
Industry Risks	Subject to laws and regulation	√
	Dependency on external financing	√
	Dependency on professional, skilled personnel		√
	Dependency on locating trial participants	√
	Adverse events are liable to occur during use of the drugs and definitely during use of the drugs in development– which can lead to lawsuits		√
	Development of rival drugs		√
	Patent expiration in 2019 and failure to obtain orphan drug approval	√
Risks Unique to the Group	Numerous factors of uncertainty – unsatisfactory results, delay or failure of the Group's drug – no guarantee of trial success or lack of adverse events	√
	Dependency on a key figure – Prof. Moshe Mittelman who serves as the company's medical director			√
	Due to the strong dependency on patents and protection of intellectual property, there is a possibility of infringement of existing patents		√
	In the future, when the group's drugs move ahead to the manufacturing stage, the group will be dependent on manufacturers since it is unable to mass produce the drug		√

XTL BIOPHARMACEUTICALS LTD.

DIRECTORS' REPORT ON THE COMPANY'S STATE OF AFFAIRS

AS OF DECEMBER 31, 2010

The board of directors of XTL Biopharmaceuticals Ltd. ("the Company") hereby presents the Company directors' report for 2010.

The data presented in this report relate to the Company and its subsidiaries on a consolidated basis ("the Group"), unless explicitly stated otherwise.

1.	PART 1 - THE BOARD OF DIRECTORS' EXPLANATIONS FOR THE STATE OF THE CORPORATION'S BUSINESS

1.1	Significant events during the year

•
On December 31, 2009, the Company signed an amendment to the original agreement entered into with Bio-Gal Ltd. ("Bio-Gal") in March 2009 to acquire 100% of the shares of Xtepo Ltd. ("Xtepo"), an Israeli privately-held company incorporated in November 2009 by Bio-Gal's shareholders for the Bio-Gal transaction ("the Bio-Gal transaction") and which holds the exclusive license to use a patent of EPO drug for multiple myeloma and which will have an amount of approximately $ 1.5 million in its account on closing by allocating 133,063,688 Ordinary shares of NIS 0.1 par value each of the Company representing after closing about 69.44% of the Company's issued and outstanding share capital. In addition, the amendment to the agreement determines that Bio-Gal will not be entitled to the additional payment of $ 10 million, as determined in the original transaction outline.

The Company is also obligated to pay 1% royalties on net sales of the product and $ 350 thousand upon the successful completion of a Phase 2 clinical trial. The payment conditions for the above amount are at the earlier of occurrence of either events:

(i)	Raising at least $ 2 million by the Company or Xtepo after a successful completion of a Phase 2 clinical trial;

(ii)	Six months after a successful completion of a Phase 2 clinical trial.

On August 3, 2010, the Bio-Gal transaction was completed according to the outline signed by the parties to the agreement on December 31, 2009, after all the prerequisites had been met, including, among others, the signing of an agreement with the Israeli Tax Authority regarding the tax exemption granted to the share swap transaction pursuant to articles 104 and 103 to the Income Tax Ordinance (Revised), 1961.

The agreement with the Israeli Tax Authority was signed on July 15, 2010, based on understandings reached with the Israeli Tax Authority which was approved by the Company, the transferee, Xtepo Ltd. ("Xtepo"), Bio-Gal and their shareholders (see also Note 1b to the financial statements).

Following the closing of the transaction, the Group recognized in its accounts an intangible asset representing the exclusive license to use a patent of EPO drug for multiple myeloma as well as every clinical study and accumulated know-how underlying the patent in a total of approximately $ 2.3 million, based on its fair value as of the date of initial recognition (August 3, 2010) and this based on an independent external valuation.

Further, with the closing of the Bio-Gal transaction and the resulting change of control, the tax losses of the U.S. subsidiaries which as of December 31, 2010 amounted to approximately $ 15 million are subject to limitation in use and they may be even reduced due to state tax laws that deal in cases of "change in control". The Company did not recognize deferred taxes for tax losses because their utilization is not probable.

•
On January 26, 2010, the Company's Board of directors approved to grant 100,000 share options to an employee in the Company to purchase 100,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.1 per share. Pursuant to the guidance of IFRS 2, the fair value of all share options on the date the Board accepted the decision using the Black-Scholes model was approximately $ 10 thousand. The option exercise term is for a maximum period of 10 years from the grant date. The options are exercisable in equal installments at the end of every calendar quarter from the date of allocation over a three-year period.

•
On March 2, 2010, an extraordinary meeting of the shareholders approved the Bio-Gal transaction and the share swap according to the transaction outline signed between the parties on December 31, 2009 and issued to the public on January 14, 2010.

•	On March 2, 2010, the annual general meeting of the Company's shareholders was convened and approved the following issues:

1.	Reappoint auditors - approved to reappoint the accounting firm Kesselman & Kesselman as the Company's auditors for 2009 and authorized the Company's board of directors to determine their fees.

2.
Reappoint directors - approved to reappoint Messrs. Marc Allouche, Amit Yonay, Boaz Schweiger and David Grossman as directors in the Company until the next annual meeting, as well as to grant each of the directors 150,000 registered unquoted options (except Mr. David Grossman who also acts as the Company's CEO) to purchase 150,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.298 per share. Pursuant to the guidance of IFRS 2 the fair value of all share options on the date of approval by the annual meeting using the Black-Scholes model was approximately $ 36 thousand. The option term is for a maximum period of 10 years from the grant date, such that 33.33% of the share options are exercisable immediately upon grant and the remaining 66.67% share options are exercisable in equal monthly installments from the grant date over a period of 24 months. On November 22, 2010, Mr. Schweiger ceased to act in his capacity as a director in the Company and, accordingly, 63,747 of the options granted to him have been forfeited.

3.
Subject to the completion of the Bio-Gal transaction whose closing occurred on August 3, 2010, the employment terms of Mr. David Grossman, the Company's CEO and director, were approved including the grant of 1,610,000 registered unquoted options to purchase 1,610,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.075 per share. Pursuant to the guidance of IFRS 2, the fair value of all share options on the date of approval by the annual meeting using the Black-Scholes model was approximately $ 133 thousand. The option term is for a period of 10 years from the grant date, such that that 33.33% of the share options are exercisable immediately and the remaining 66.67% share options are exercisable in equal monthly installments from the date of approval by the Board (January 18, 2010) over a period of 24 months.

Likewise, the Company is committed to supplement the difference between the par value of the share and the exercise price in this plan on the actual exercise date by allocating amounts from share premium to share capital.

•
In March 2010, the Company terminated the license agreement with DOV Pharmaceutical Inc. in the issue of the Bicifadine compound and all the rights under the agreement were reverted to DOV Pharmaceutical Inc. in coordination with it.

•
On August 27, 2010, the Company's Board approved the employment agreement of Prof. Moshe Mittelman as a senior officer - Medical Director of the development plan of the EPO for treating multiple myeloma. It also approved to allocate 640,000 (unregistered) share options to purchase 640,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.1 per share. Pursuant to the guidance of IFRS 2, the fair value of all share options on the date of Board accepted the decision using the Black-Scholes model was approximately $ 50 thousand. The option term is for a maximum period of 10 years from the grant date, such that the share options are exercisable in equal monthly installments from the record date over a period of 24 months. Also, upon the commencement of a Phase 2 clinical trial (first-in-man), 50% of the unvested options of Prof. Mittelman shall vest immediately. In addition, upon the termination by the Company with no cause, 25% of Prof. Mittelman's unvested options on the date of termination shall vest immediately.

•
On September 1, 2010, the Company and Yeda Research and Development Co. Ltd. ("Yeda") entered into a license agreement of an exclusive right to examine a medical technology in the field of the immune system, comprising two proteins through which target molecules are examined and may serve as a basis for the development of therapeutics for diseases relating to the immune system, such as acute Hepatitis, rheumatoid arthritis, the Chron's disease, psoriasis and etc. Under the agreement, the Company purchased this exclusive right to examine the medical technology for a 15-month period ("the right") in consideration of $ 120 thousand ("the option fee") payable by the Company in the following manner and at the earlier of:

(i)	In the event of raising more than $ 2 million by a prospectus to the public, the Company is obligated to settle the payment in cash; or

(ii)
If 12 months after the date of closing of the agreement an amount of more than $ 2 million was not raised, the liability to Yeda can be satisfied, at the Company's election and after obtaining Yeda's approval to the timing, in cash or by issuance of options with equivalent value in lieu of that payment. Total amount of options allocated to Yeda will not exceed 2% of Company's' equity (fully diluted) and the exercise price of each option will be the par value of the Company's shares.

If the Company exercises its right to receive the license to use, it has to notify Yeda of its intention and afterwards the parties will enter into a standard licensing agreement based on Yeda's conditions discounted by 15% of normal market prices for granting such license by Yeda. Yeda is entitled to cancel this agreement 12 months after its closing if the Company does not raise more than $ 1.5 million from any source whatsoever.

•
On September 19, 2010, the Company received from its patent editor a notice that the Canadian Patent Office Record approved the Company a patent which grants exclusive right to use the EPO drug for treating cancer patients with multiple myeloma until 2019 and this besides the existing patents that are registered in the territories and states of the U.S., Austria, Belgium, France, Germany, Britain, Ireland, Italy, Holland, Spain, Switzerland, Sweden, Israel, Hong-Kong and Japan.

•
On November 22, 2010, Mr. Schweiger ceased to act in his capacity as a director in the Company. Of the 150,000 share options granted to him, 86,253 share options that were exercised in December 2010 resulted in 86,253 Ordinary shares of NIS 0.1 par value each being issued for a total of approximately $ 7 thousand. The remaining 63,747 unvested share options have been forfeited.

1.2	The financial position, operating results, liquidity and financing resources

The Company had losses of approximately $ 1.3 million and negative cash flows from operating activities of approximately $ 0.75 million in the year ended December 31, 2010. Currently the Company has no revenues from operations and it funds its operations from its own capital and from external sources by way of issuing equity instruments. After the balance sheet date, on March 7, 2011, the Company raised by public issuance of 12,305,000 Ordinary shares of NIS 0.1 par value each, 6,152,500 warrants (series 1) and 18,457,500 warrants (series 2) on the Tel-Aviv Stock Exchange a net amount of approximately $ 1.75 million (approximately NIS 6.3 million) (see also Note 24a). The Company's management believes that the balances of cash and cash equivalents including the proceeds from the above raising will enable the Company to continue operating for a period of approximately 18 months from the date of the statement of financial position. Nevertheless, since the Company has no cash flows from operations and due to the nature of the Company’s activity as a research and development company, there is substantial doubt regarding the Company's ability to continue operating as a “going concern” beyond this period. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a “going concern".

1.2.1	The financial position

Balance sheet highlights (U.S. dollars in thousands)

	December 31, 2010		December 31, 2009
Line item	Amount	% of total balance sheet	Amount	% of total balance sheet
	$000		$000

Total balance sheet	3,797	100%	715	100%
Equity	2,834	75%	7	1%
Current assets	1,222	32%	557	78%
Property, plant and equipment	35	1%	23	3%
Intangible assets	2,540	67%	-	0%
Other investments	-	0%	135	19%
Short-term liabilities	963	25%	708	99%

Equity

The Company's equity as of December 31, 2010 was approximately $ 2,834 thousand, an increase of approximately $ 2,827 thousand from December 31, 2009, representing 75% of total balance sheet compared to 1% of total balance sheet as of December 31, 2009. The increase in equity was primarily a result of issuance of 133,063,688 shares on August 3, 2010, under the Bio-Gal transaction (see also 1.1 above) less the loss in that period.

Assets

Total current assets as of December 31, 2010 was approximately $ 1,222 thousand, an increase of approximately $ 665 thousand (119%), compared to approximately $ 557 thousand as of December 31, 2009. The change was primarily a result of increase in the Group's balances of cash and cash equivalents after raising $ 1.5 million under the Bio-Gal transaction from August 3, 2010.

The Group's carrying amount of cash and cash equivalents as of December 31, 2010 was approximately $ 1,066 thousand, an increase of approximately $ 654 thousand (159%), compared to cash balance of approximately $ 412 thousand as of December 31, 2009. The change was a result of receiving $ 1.5 million under the Bio-Gal transaction less payments in the period.

The carrying amount of accounts receivables as of December 31, 2010 totaled approximately $ 110 thousand, compared to approximately $ 33 thousand as of December 31, 2009. The increase was primarily a result of growth in the items Government authorities and prepaid expenses which comprised mainly prepaid insurance expenses and expenses relating to the Company's prospectus which was published after the reporting date, on February 28, 2011 (see 4.1 below).

Property, plant and equipment as of December 31, 2010 totaled approximately $ 35 thousand, compared to approximately $ 23 thousand as of December 31, 2009. The increase was a result of purchase of computer equipment and office furniture during the period for approximately $ 22 thousand less depreciation expenses of approximately $ 10 thousand during the period.

The carrying amount of intangible assets as of December 31, 2010 was approximately $ 2,540 thousand, compared to the item other investments of approximately $ 135 thousand as of December 31, 2009. The increase was primarily a result of the acquisition of the exclusive license to use a patent of EPO drug for treating multiple myeloma under the Bio-Gal transaction which was closed on August 3, 2010, as in 1.1 above, for $ 2,265 thousand including costs involved in the acquisition of the asset of approximately $ 52 thousand which were capitalized during the period.

Liabilities

The carrying amount of trade payables as of December 31, 2010 totaled approximately $ 203 thousand, compared to approximately $ 192 thousand as of December 31, 2009, with no material changes.

The carrying amount of accounts payable as of December 31, 2010 totaled approximately $ 760 thousand, compared to approximately $ 516 thousand as of December 31, 2009, an increase of 47%. The increase was primarily a result of growth in accrued expenses to service providers in connection with the preparation of the Company's prospectus, ongoing professional services and liability to the Company's CEO which, as of the reporting date, was not paid.

1.2.2	The operating results

Condensed statements of comprehensive income (loss) (U.S. dollars in thousands)

	Year ended December 31,
	2010	2009	2008
	$000

Revenues	0	0	5,940
Cost of revenues	0	0	(1,841)

Gross profit	0	0	4,099

Research and development expenses	64	0	11,722
General and administrative expenses	1,222	(2,429)	3,937
Impairment loss of intangible asset	0	0	7,500
Other gains (losses), net	30	139	288

Operating income (loss)	(1,256)	2,568	(18,772)
Finance income (expenses), net	(1)	(4)	314

Income (loss) before taxes on income	(1,257)	2,564	(18,458)
Tax benefit	0	23	31

Net income (loss) for the year attributable to equity holders of the Company	(1,257)	2,587	(18,427)

Revenues from sales

The Company had no sales in 2009 and 2010. Sales in 2008 totaled approximately $ 5,940 thousand and derived from sale of DOS rights to Presidio.

Gross profit

The Company had no gross profit in 2009 and 2010. The gross profit in 2008 totaled approximately $ 4,099 thousand and derived from sale of DOS rights to Presidio, as explained in the item sales above.

Research and development expenses

Research and development expenses in 2010 totaled approximately $ 64 thousand and substantially derived from expenses involved in the implementation of the EPO drug Phase 2 clinical trial development plan designed to treat cancer patients with multiple myeloma comprising, among others, costs in connection with medical regulation, patent registration costs, medical consulting costs and amortization expenses of the exclusive right to examine a medical technology in the field of the immune system. The Group had no research and development expenses in 2009 because the clinical trial of Bicifadine was terminated in November 2008 (see also Note 9c to the financial statements). Research and development expenses in 2008 totaled approximately $ 11,722 thousand comprising principally expenses involved in the Phase 2b clinical trial of Bicifadine until the Company announced that it had not met its endpoints and, therefore, it was terminated (November 2008).

General and administrative expenses

General and administrative expenses in 2010 totaled approximately $ 1,222 thousand, compared to general and administrative income (decrease in expenses) of approximately $ 2,429 thousand in 2009 and expenses of approximately $ 3,937 thousand in 2008. The increase in general and administrative expenses in 2010 compared to 2009 and the decrease in general and administrative expenses in 2009 compared to 2008 were due mainly to the following reasons:

During 2009, the Company recorded a decrease in general and administrative expenses after expenses from previous years in respect of options of the former chairman and former CEO of the Company were reversed because the terms of the options that were contingent on the performance were not met. The effect of the options which were forfeited immediately after their departure amounted to approximately $ 4.1 million. General and administrative expenses in 2009 less the effect of the reverse of expenses in respect of options of the former chairman and former CEO of the Company totaled approximately $ 1,672 thousand, compared to approximately $ 1,222 thousand in 2010, a decrease of approximately $ 450 thousand (27%) which mainly arises from the decrease in salary expenses following downsizing steps in the Company in 2009, decrease in office rent expenses (terminating the U.S. office lease contract, changing the Israeli offices while reducing office space) and decrease in the Company's operating expenses as part of the reorganization plan performed by the Company immediately after announcing the failure to achieve the Bicifadine drug clinical trial targets at the end of 2008.

The decrease in salary expenses due to downsizing steps (including in respect of options to employees and service providers and the effect of reverse of expenses, as above) and the decrease in the Company's operating expenses as part of that reorganization plan effected by the Company at the end of 2008 led to a decrease in general and administrative expenses in 2009, compared to 2008.

Other gains (losses)

The Company derived other gains in 2010 of approximately $ 30 thousand which originated from reduced trade payables provisions of foreign subsidiaries from previous years. The Company derived other gains in 2009 of approximately $ 139 thousand which originated from agreements entered into with different suppliers in respect of activity in previous years, among others, in respect of the clinical trial of Bicifadine (see Notes 14b(1) to the financial statements). The Company derived other gains in 2008 of approximately $ 288 thousand which originated from sale of property, plant and equipment. The Group also recorded a loss of $ 7,500 thousand on impairment of intangible asset (patent), representing the development rights to the Bicifadine because the results of Phase 2b clinical trial of Bicifadine for diabetic neuropathic pain testified that the therapeutic did not meet its endpoints and, therefore, the development activity was terminated (see Note 9c to the financial statements).

Finance expenses

Finance expenses in 2010 totaled approximately $ 1 thousand and they derived mainly from bank commissions less income on net exchange differences from appreciation of the NIS in relation to the dollar. Finance expenses in 2009 totaled approximately $ 4 thousand. Finance income in 2008 totaled approximately $ 314 thousand and it derived mainly from interest income on short-term bank deposits.

Taxes on income

The Company had no tax expenses/income in 2010. The tax benefit in 2009 totaled approximately $ 23 thousand and it originated from offsetting tax paid by a U.S. subsidiary in previous years against current losses based on regulations published in the U.S. in November 2009 according to which tax paid in previous years may be credited (limited to 5 years) against current losses. The Company had no current tax expenses in 2009 although it presented net income in the year because the net income originated from reverse of expenses from previous years of options which are not deductible for tax purposes.

Further, the Company did not recognize deferred taxes for carryforward losses and current expenses in the reporting year because income and gain are not probable as the Company is a research and development company.
The Group's tax income in 2008 totaled approximately $ 31 thousand originating also from utilization of current losses of U.S. subsidiaries against tax paid in previous years under the law in these jurisdictions.

Comprehensive net income (loss) for the period

Loss in 2010 totaled approximately $ 1,257 thousand, compared to net income of $ 2,587 thousand in 2009 and comprehensive loss of approximately $ 18,427 thousand in 2008. The change in 2010 and 2009 is basically explained by revere of expenses (decrease of expenses) in a total of approximately $ 4.1 million which was recorded in 2009 in respect of expenses from previous years of options that were contingent on the performance of the former chairman and CEO of the Company following the non-fulfillment of the option terms and their forfeiture after their departure, which led to offsetting current general and administrative expenses and recording a gain (see also explanation in the item on general and administrative expenses above). Loss in 2009, after the neutralization of the effect of the reversal of the options totaled approximately $ 1,514 thousand, compared to a loss of approximately $ 1,257 thousand in 2010. The change arises from reducing current expenses and general streamlining measures expressed by downsizing in keeping with the reorganization plan effected by the Company at the end of 2008, as explained above.

The decrease in loss (increase in income) in 2009 compared to 2008 is mainly a result of reverse of expenses from previous years of options in a total of approximately $ 4.1 million which reduced general and administrative expenses, of discontinuing research and development of the Bicifadine compound in November 2008 after the clinical trial failed to meet its endpoints thus reducing and even cutting research and development expenses as well as of the efficiency in current general and administrative expenses in furtherance to the reorganization plan effected by the Company, as explained above.

Basic and diluted loss per share in 2010 amounted to approximately $ 0.011 per share, compared to basic and diluted earnings per share of approximately $ 0.044 per share and basic and diluted loss per share of approximately $ 0.315 per share in 2009 and 2008, respectively.

1.2.3	Cash flows

Cash flows used in operating activities in 2010 totaled approximately $ 735 thousand, compared to $ 2,488 thousand and $ 10,578 thousand in 2009 and 2008, respectively. The main decrease in the cash flows from operating activities in 2010 compared to 2009 is a result of the Group's efficiency measures as part of the reorganization plan effected by the Company at the end of 2008 which continued also in 2009 as well as reducing the activity until the date of closing the Bio-Gal transaction on August 3, 2010 (see also explanation in the item on general and administrative expenses above).
The decrease in cash flows from operating activities in 2009 compared to 2008 derived from discontinuing the clinical trial of Bicifadine which led to cutting down and discontinuing the Group's research and development expenses and from cutting down general and administrative expenses in furtherance to the reorganization effected by the Company.

Cash flows used in investing activities in 2010 totaled approximately $ 103 thousand, compared to cash flows used in investing activities of $ 24 thousand in 2009 and cash flows provided by investing activities of approximately $ 10,915 thousand in 2008. The main increase in the cash flows used in investing activities in 2010 compared to 2009 is a result of purchase of property, plant and equipment and payment for the Bio-Gal transaction costs. The positive cash flows from investing activities in 2008 mainly stems from withdrawal of short-term bank deposits and sale of property, plant and equipment.

Cash flows provided by financing activities in 2010 totaled approximately $ 1,480 thousand and they mainly stem from the issuance of shares under the Bio-Gal transaction of approximately $ 1,473 thousand (see Note 1b to the financial statements). The Company had no financing activities in 2009. Cash flows provided by financing activities in 2008 totaled approximately $ 210 thousand and they mainly stem from refund of stamp duty paid in 2004 for share issuance and exercise of share options.

1.2.4	Emphasis of matter in the Company's auditor's report

"Without qualifying our opinion, we draw your attention to note 1c of the consolidated financial statements, which addresses that during the period ended on December 31, 2010, the Company had a loss in the amount of 1.3 million USD and a negative cash flow from operating activities of 0.75 millions USD. The Company has no revenues from operations at this stage and funds its operations from its own capital and from external sources by way of issuing equity instruments. In March 2011, the Company raised 1.75 million USD; net (approximately 6.3 million NIS) by issuing shares and warrants by way of a public offering. Company’s management estimates that the remaining cash and cash equivalent balances including the proceeds from the offering will enable the Company to continue operating for a period of approximately 18 months from the date of the statement of financial position. Nevertheless, since the Company has no cash flows from operations and due to the nature of the Company’s activity as a research and development company, there is substantial doubt regarding the Company's ability to continue operating as a “going concern” beyond this period. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a “going concern”."

1.2.5	Financing resources

The Group finances its activity using equity and suppliers' credit. As of December 31, 2010, the Group's balance of cash and cash equivalents (as well as short-term restricted deposits) amounted to approximately $ 1,112 thousand. Further, after the reporting date, the Company raised by issuance of shares and share options a net amount of approximately $ 1.75 million (approximately NIS 6.3 million) (see 4.1 below).

2.	PART 2 - EXPOSURE TO MARKET RISKS AND THEIR MANAGEMENT

2.1	Exposure to market risks and their management

a.	The person responsible for managing market risks in the Group is Mr. Ronen Twito, the Company's CFO.

b.
Description of the market risks to which the Group is exposed - the Group's activities expose it to a variety of market risks including the changes in the exchange rates of the NIS in relation to the dollar, because the Company's functional currency is the dollar and substantially all of its expenses are denominated in dollar and the effect of the crisis in the financial markets.

c.
The policy of the Group in managing market risks - the Group accepted the Board's decision from November 24, 2010 according to which the Company's cash is held in dollars except the amount to settle NIS-denominated liabilities for the subsequent three months. After the reporting date and in furtherance to the capital raising effected by the Company on March 7, 2011 (see 4.1 below), on March 29, 2011, the Company's Board decided to hold  the Company's cash is  dollars, except the amount to cover NIS-denominated liabilities until the end of 2011.

d.
Supervision of risk management policy - the Group identifies and assesses the principal risks facing it. The financial risks management is performed by the Group subject to the policy approved by the Group's Board and management.

2.1.1	Exchange rate risk

Substantially all of the Company's expenses are denominated in dollars against which the Company holds its available liquid resources in or linked to dollars. Nevertheless, some of the Company's expenses are denominated in NIS, which exposes the Company to changes in the exchange rate of the NIS in relation to the dollar. The Company acts to minimize the currency risk by holding part of its liquid resources in NIS up to the amount of Company's management anticipation of the NIS liabilities.

In order to hedge itself against economic exposure, which does not contradict the accounting exposure, the Company holds substantially all of its current assets in or linked to foreign currency.

2.1.2	Risks arising from changes in the economic environment and the global financial crisis

The Company's management estimates that the global financial crisis and the security events, the recent restless in Arab countries in the Middle East and the latest events in Japan may have a negative impact on the Group's ability to raise funds in order to finance its plans and developments (see Note 1c to the financial statements).

The Company's investment policy is to invest only in bank deposits and, accordingly, it is not exposed to changes in the market prices of quoted securities.

Currently the Company has no sales and it does not expect sales in the foreseeable future.

2.2	Report of linkage basis

Linkage basis of balance sheet items as of December 31, 2010:

	U.S.$	NIS	Other currencies	Non- monetary	Total
	$000
Assets:

Cash and cash equivalents	853	210	3	-	1,066
Accounts receivable	-	53	-	57	110
Restricted deposits	25	21	-	-	46

	878	284	3	57	1,222
Liabilities:

Trade payables	161	39	3	-	203
Other accounts payable	406	354	-	-	760

	567	393	3	-	963

Monetary assets less monetary liabilities	311	(109)	-	57	259

Linkage basis of balance sheet items as of December 31, 2009:

	U.S.$	NIS	Other currencies	Non- monetary	Total
	$000
Assets:

Cash and cash equivalents	331	81	-	-	412
Accounts receivable	4	8	-	21	33
Income taxes receivable	72	-	-	-	72
Restricted deposits	40	-	-	-	40

	447	89	-	21	557
Liabilities:

Trade payables	156	36	-	-	192
Other accounts payable	384	132	-	-	516

	540	168	-	-	708

Monetary assets less monetary liabilities	(93)	(79)	-	21	(151)

2.3	Sensitivity evaluation

Reporting on the exposure to financial risks:

Sensitivity to changes in the exchange rate of the dollar in relation to the NIS:

	Gain (loss) from changes			Gain (loss) from changes
	+ 10%	+ 5%	31.12.2010	- 5%	- 10%
	$000

Cash and cash equivalents	21	11	210	(11)	(21)
Accounts receivable	5	3	53	(3)	(5)
Restricted deposits (short-term)	2	1	21	(1)	(2)
Trade payables	(4)	(2)	(39)	2	4
Other accounts payable	(35)	(18)	(354)	18	35

Exposure in the linkage balance sheet	(11)	(5)	(109)	5	11

3.	PART 3 - CORPORATE GOVERNANCE ASPECTS

3.1	Policy of granting contributions

As of the reporting date, the Company did not determine the policy on granting contributions and during the reporting period the Company did not make contributions.

3.2	Company's internal auditor

3.2.1
The Company's internal auditor is Mr. Daniel Shapira, who owns a CPA firm specializing in rendering internal auditing services to companies traded in Israel and overseas. The firm has 18 years of experience in performing internal audit of public companies with experience in wide range of businesses. The auditor is not an employee of the Company but he renders internal audit services as an external entity. The tenure of the internal auditor started on December 26, 2000.

3.2.2
To the Company's best knowledge, the internal auditor complies with the guidance of article 146(b) to the Companies Law, 1999 and with the guidance set in articles 3(a) and 8 to the Internal Auditing Law, 1992.

3.2.3
According to the internal auditor's announcement, the professional regulations pursuant to which the auditor conducts the audit are as the accepted professional standards of the Internal Auditing Law, 1992.

3.2.4	The internal auditor's supervisor in the organization is the chairman of the audit committee.

3.2.5
To the Company's Board best knowledge, the scope, the nature and the continuity of the internal auditor's activities and his plan of work are reasonable under the circumstances and sufficient to achieve the aims of internal auditing in the Company. As stated in article 9 to the Internal Auditing Law, 1992, the internal auditor was given free access, including ongoing and direct, where appropriate, to the Company's information system and its financial data.

3.2.6
In 2010, the internal auditor examined the following issues: the way the Company's bodies accept decisions and follow up of their performance, the way reports are being issued to the authorities and the way transactions with interested parties are being approved and reported. Performing an audit in these issues comprised also a specific examination of the Bio-Gal transaction which was completed in August 2010 and which represented in 2010 a significant transaction.

3.2.7	The audit committee and/or Board approve the issues in the working plan every year.

3.2.8	The working plan allows the internal auditor discretion to deviate from it. According to the practice at the Company, the auditor has to report on the reasoned deviations from the working plan.

3.2.9
The overall audit budget for 2010: in view of the fact that the Company completed the Bio-Gal transaction on August 3, 2010 and subsequently started preparations to implement the development plan for the EPO drug (see also 1.1 above), the audit budget was placed at the scope of 45 hours.

3.2.10
 Professional standards: the internal auditor, based on his announcement, prepares the internal audit in accordance with the accepted professional standards as stated in article 146(b) to the Companies Law, 1999 and in conformity with article 8 to the Internal Auditing Law ("the Internal Auditing Law") including, among others, quality standards and performance standards. Pursuant to a professional guidance of the Institute of Internal Auditors in Israel, the internal auditor maintains quality assurance plan including self internal examination.

3.2.11	In the Board's opinion, the auditing work was conducted in accordance with accepted professional standards for internal auditing.

3.2.12
The Board and its audit committee authorized the appointment of the internal auditor while taking into account his professional qualifications, experience in the practice of auditing and his familiarity with the Company's business.

3.2.13
In 2010, one audit work was conducted and this in view of the fact that the Company closed the Bio-Gal transaction on August 3, 2010 and on that date started the preparations to complete the development plan. The auditor's report was discussed by the audit committee on March 2011 which decided to accept the auditor's recommendations. The reports of the internal auditor are submitted to the chairman of the Board and to the chairman of the audit committee. All documents and information requested by the internal auditor are delivered to him, as stated in article 9 to the Internal Auditing Law, and he has free access to information, as stated in this item, including ongoing and direct, where appropriate, to the Company's information system and its financial data.

3.2.14	On March 9, 2011, in a meeting of the audit committee together with the internal auditor it was decided on the auditing issues for 2011 and the dates when such auditing will be performed.

3.2.15	The salary of the internal auditor for the services he rendered in 2010 totaled NIS 8,500 (approximately $ 2.5 thousand).

3.2.16
In the opinion of the Board and under the circumstances, the compensation of the internal auditor is reasonable and does not impact professional judgment and this, among others, taking into account the Board's impression of the way in which he conducts the internal auditing work at the Company.

3.3	Directors - experts in accounting and financing

1.	In the reported period, 14 meetings of the Board were held, six meetings of the audit committee and one meeting of the remuneration committee.

2.	Details about directors with accounting and financial qualifications:

According to a decision of the Company's Board from August 27, 2009, the minimal number of directors with accounting and financial qualifications is two. In its determination the Board relied on the scope of the Company's activity which does not justify more than two directors with accounting and financial qualifications and the nature of its activity in the development of drugs and bio-technology realm. Below are the names of directors with accounting and financial qualifications in the Company:

3.3.1
Amit Yonay - BSc in electrical engineering from Binghamton University and an MBA from Tel-Aviv University in finance and international business. He is an entrepreneur and businessman in the real estate sector in the U.S.

3.3.2	Jaron Diament - BA in economics and accounting from Tel Aviv University. He serves as the CEO of Tagor Capital Ltd. and as an external director of Mega Or Holdings Ltd.

3.3.3
Dafna Cohen - BA in economics and political science and an MBA in finance and accounting from Hebrew University, Jerusalem. She serves as a director of Formula Systems (1985) Ltd and director of Inventech Central Hotels Ltd.

3.3.4
Marc Allouche - BA in economics and management and an MBA with major in corporate finance and accounting from Dauphine University, Paris. He is also a Chartered Public Accountant in France. He is a business advisor and an entrepreneur.

3.4	Independent directors

The Company did not adopt in its articles a provision regarding the tenure of independent directors.

3.5	The accountant

The Company's accountant is the accounting firm Kesselman & Kesselman (PwC Israel). Total fee to the accountant for 2010 amounted to $ 72 thousand (around 1400 working hours), of which $ 60 thousand for fees relating to accounting services, consulting and tax.

Below are details of the total fee to which an accountant is entitled in the reporting year and the previous year for rendering of services to the Group:

	For accounting services relating to audit and tax services		For other services
	$000	Hours	$000	Hours

2010	60	1,210	12	190

2009	62	1,107	8	143

4.	PART 4 - THE CORPORATION'S FINANCIAL REPORTING

4.1	Significant events after the reporting date

a.
On February 27, 2011, after the reporting date, the Company published an open prospectus according to which the Company offered up to 13,210,000 Ordinary shares of the of NIS 0.1 par value and up to 6,605,000 registered warrants (series 1) to purchase 6,605,000 Ordinary shares at an exercise price equal to NIS 0.7 per share, linked to the dollar in any trading day on the Tel-Aviv Stock Exchange ("TASE") from the date of registration for trade to November 27, 2011 and up to 19,815,000 registered warrants (series 2) to purchase 19,815,000 Ordinary shares at an exercise price equal to NIS 1.0 per share, linked to the dollar in any trading day on the TASE from the date of registration for trade to February 27, 2013. Further details are given in the Company's report from February 28, 2011 (reference: 2011-01-063012).

On March 7, 2011, and pursuant to the prospectus that the Company published, as above, the Company published a supplementary announcement which, among others, reduces the number of securities which the Company offers under the prospectus. As for further details about the Company's prospectus, supplementary announcement and the results of the tender that took place, see section 2.1 to part A of this report.

b.
On March 22, 2011, the Company announced the expiration of 4,666,667 warrants (unregistered) which had been issued in 2006 under a private placement to American investors. For details, see the Company's report (reference: 2011-01-089238).

c.
On March 24, 2011, the Company has entered into a term sheet to acquire the activity of MinoGuard Ltd. ("MinoGuard") by an exclusive license to use MinoGuard's entire technology in return for royalties on sales and milestone payments throughout the clinical development process, without any other payments. MinoGuard was founded in 2007 in order to commercialize combination therapies for treating psychotic diseases, focusing on schizophrenia. The transaction is subject, among others, to completion of due diligence studies, examination of the regulatory track for the continued development of the drug and the approval of the Company's Board.

4.2	Salary to officers

On March 9, 2011, the Company's Board held a discussion regarding the Company's senior officers and examined their employment/service agreements, among others, by reference to the contribution of each of the senior officers in the reporting period.

4.2.1	The following information was presented for each of the Company's senior officers:

a.	The employment agreements and conditions of Messer.
1.	Mr. David Grossman, CEO
2.	Mr. Ronen Twito, CFO
3.	Dr. Moshe Mittelman, Medical Director
4.	Mr. Marc Allouche, Director
5.	Mr. Amit Yonay, Chairman of the Board

At the Board's meeting the employment/service agreements of the Messer. were reviewed in detail, in accordance to the elaboration in chapter D to this report.

b.	Description of the activity of the senior officers during the reporting year and in general (a separate discussion was held for each senior officer):
•	The extent of their activity in relation to the duty and the Company's targets
•	Transactions entered into with the involvement of the senior officer and the officer's contribution to their advancement
•	Management activities in the capacity of the senior officer

c.	Criteria used in examining payments to the Company's senior officers:
•	Examining the duty of the senior officer, accomplishment of different requirements in the capacity of the duty and Company's targets
•	Examining the overall payment made to the officer over the relevant year by reference to the standard norms for officers with similar duties in comparable companies
•	Examining the significant changes during the year, if taken place, in the officer's duty, in the level of responsibility and in the efforts required to fulfill the officer's duty

d.	A summary of the conclusions and the Board's arguments:
1.
After a separate and detailed discussion with respect to each of the above senior officers, all Board's members, unanimously, have declared that the payments to the senior officers are fair and reasonable in general and for the reporting year in particular.

2.
In their considerations, the Board's members have especially indicated the fact that the current year was a turnaround year for the Company in view of the closing of the share swap transaction with Bio-Gal and the related raising of $ 1.5 million (see Note 1b to the financial statements).

Directors' fee

The Company's directors, as well as external directors, are entitled to identical directors' fee which does not deviate from the standard and is determined in accordance with the Companies Regulations (Rules Regarding Remuneration and Expenses for an External Director), 2000 consistent with the Company's ranking and similarly to the maximum compensation under these regulations. The Company pays directors annual remuneration of approximately $ 10 thousand and attendance remuneration of approximately $ 0.375 thousand a meeting.

Likewise, the Company granted share-based payment to three directors in the Company (see 1.1 above).

It is indicated that in November 2010, one of the directors ceased to act in his capacity as a director in the Company. Of the 150,000 share options granted to him, 86,253 share options were exercised for 86,253 Ordinary shares for a total of approximately $ 12 thousand and an amount of 63,747 unvested share options were forfeited because he terminated his tenure.

Details of the payments made to senior officers and directors are elaborated in chapter D to the periodic report.

4.3	Critical accounting estimates

The significant accounting estimates were expressed in the following items: intangible assets, share-based payments as well as share appreciation rights, taxes on income and deferred taxes. As for critical accounting estimates, see Note 3 to the financial statements.

4.4	Persons authorized to sign

There is no limitation on the persons authorized to sign on behalf of the Company.

4.5	Disclosure of the financial statement approval process

The Company's Board transferred the overall responsibility to the financial statements to the members of the audit committee as the committee that examines the financial statements.

Below are the names and details of the members of the committee that examines the financial statements:

Chairman of the committee - Jaron Diament, external director, expert in accounting and financing.

Dafna Cohen - external director, expert in accounting and financing.

Marc Allouche - director, expert in accounting and financing.

As for details of their qualifications, education, experience and knowledge, see part 4 regulation 26 to this periodic report.
After being nominated, the committee's members gave the Company a declaration pursuant to the provisions of article 3 to the Companies Regulations (Directives and Conditions for Approving Financial Statements), 2010 as to having accounting and financing qualifications in accordance with the Companies Regulations (Conditions and Tests of Director with Accounting and Financing Qualification and Director with Professional Qualification), 2005.
Several days before the meeting of the committee, the draft financial statements along with the periodic report are delivered to its members.

In the meeting of the committee that examines the financial statements which was held on March 27, 2011, besides the members of the committee also the Company's CEO, Mr. David Grossman, the CFO, Mr. Ronen Twito, and auditors, Mr. Ido Heller and Mr. Haim Frenkel of the accounting firm Kesselman & Kesselman and the Company's legal consultants, Adv Ronen Kantor and Adv. Ron Sulema attended the meeting.

At the meeting of the committee, the CEO and the CFO review in a detailed manner the key points of the financial statements, including significant transactions that were or will be carried out and all the changes that occurred in the Company during the reporting period compared to corresponding periods. In this framework, a discussion is held during which the members of the committee raise questions regarding to the financial statements. Also, in the framework of the discussion, the committee forms its recommendation to the Board, among others, about the estimates and judgments made in connection with the financial statements, internal auditing of the financial report, the overall financial statements disclosure, the accounting policies adopted and the accounting treatment applied to the Company's material issues, valuations and impairment losses of assets, including the assumptions and estimates used to support the data in the financial statements.

The committee that examines the financial statements transfers its recommendations to approve the financial statements to the Board's members. The members of the Company's Board believe that the recommendations of the committee that examines the financial statements have been transferred reasonably enough before the discussion, considering the scope and complexity of the recommendations.

On March 29, 2011, after it was made clear that the financial statements reflect properly the financial condition of the Company and its operating results, the Board approved the financial statements of the Company as of December 31, 2010 in the presence of the following directors: Mr. Amit Yonay (chairman), Ms. Dafna Cohen, Mr. Jaron Diament, Mr. Marc Allouche and Mr. David Grossman.

March 29, 2011
Date	Amit Yonay, Chairman of the Board	David Grossman, Director and CEO

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

INDEX

Page

Auditor's Report - Internal Control over Financial Reporting	C-2 - C-3

Auditors' Report	C-4

Consolidated Financial Statements - in U.S. dollars:

Statements of Financial Position	C-5

Statements of Comprehensive Income (Loss)	C-6

Statements of Changes in Equity	C-7

Statements of Cash Flows	C-8 - C-10

Notes to Financial Statements	C-11 - C-58

AUDITORS' REPORT TO SHAREHOLDERS OF XTL BIOPHARMACEUTICALS LTD.
ON AUDITING COMPONENTS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to Section 9b(c) to the Israel Securities Regulations
(Periodic and Immediate Reports), 1970

We have audited components of internal control over financial reporting of XTL Biopharmaceuticals Ltd. and its subsidiary (hereinafter collectively - the group), as of December 31, 2010. These components of internal control were set as explained in the next paragraph. The Company's Board of Directors and Management are responsible for maintaining effective internal control over financial reporting and for assessing the effectiveness of components of internal control over financial reporting included in the accompanying interim financial information for the above date. Our responsibility is to express an opinion on the components of internal control over financial reporting based on our audit.

Components of internal control over financial reporting were audited by us according to Audit Standard no. 104 of the Institute of Certified Public Accountants in Israel "Audit of the Internal Control Components over Financial Reporting" (hereafter - "Audit Standard 104"). These components are: (1) entity level controls, including controls over the preparation process and closing of the financial reporting and general controls over information systems, (2) controls over the Equity and share based payment process (3) controls over the Intangible asset valuation and impairment process (all of which hereinafter “Audited control components”).

We conducted our audits in accordance with Audit Standard 104. This standard requires that we plan and perform the audit to identify the audited control components and to obtain reasonable assurance whether these control components have been maintained effectively in all material respects. The audit includes obtaining an understanding of the internal control over financial reporting, identifying the audited control components, assessing the risk that a material weakness exists in the audited control components, as well as review and assessment of effective planning and maintaining of these audited control components based on the estimated risk. Our audit, relating to those audited control components, also included performing such other procedures as we considered necessary under the circumstances. Our audit referred only to the audited control components, unlike internal control of all material processes over financial reporting, and therefore our opinion refers only to the audited control components. In addition, our audit did not take into account the mutual influences between the audited control components and those which are not audited, and therefore our opinion does not take into account such possible effects. We believe that our audit provides a reasonable basis for our opinion in the context described above.

Due to inherent limitations, internal control over financial reporting in general and components of internal controls in particular, may not prevent or detect a misstatement. Also, making projections on the basis of any evaluation of effectiveness is subject to the risk that controls may become inadequate because of changes in circumstances, or that the degree of compliance with the policies or procedures may be adversely affected.

In our opinion, the Company effectively maintained, in all material respects, the audited control components as of December 31, 2010.

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003
Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

We also audited the Company's financial statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, in accordance with auditing standards generally accepted in Israel, and our report, dated March 29, 2011 included an unqualified opinion on those financial statements and an emphasis of matter, without qualifying our opinion, to note 1c of the consolidated financial statements, which addresses that during the period ended on December 31, 2010, the Company had a loss in the amount of 1.3 million USD and a negative cash flow from operating activities of 0.75 millions USD. The Company has no revenues from operations at this stage and funds its operations from its own capital and from external sources by way of issuing equity instruments. In March 2011, the Company raised 1.75 million USD; net (approximately 6.3 million NIS) by issuing shares and warrants by way of a public offering. Company’s management estimates that the remaining cash and cash equivalent balances including the proceeds from the offering will enable the Company to continue operating for a period of approximately 18 months from the date of the statement of financial position. Nevertheless, since the Company has no cash flows from operations and due to the nature of the Company’s activity as a research and development company, there is substantial doubt regarding the Company's ability to continue operating as a “going concern” beyond this period. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a “going concern”.

Tel-Aviv, Israel	Kesselman & Kesselman
March 29, 2011	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003
Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

REPORT OF THE AUDITORS To the shareholders of XTL BIOPHARMACEUTICALS LTD.

We have audited the consolidated Statements of Financial Position of XTL Biopharmaceuticals Ltd. (hereafter - the "Company") and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of Comprehensive Income, changes in equity and cash flows for each of the three years ended December 31, 2010.  These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973, and in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based upon our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the consolidated comprehensive income, changes in equity and cash flows for each of the three years ended December 31, 2010, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Israeli Securities (Preparation of Annual Financial Statements) Regulations, 2010.

Without qualifying our opinion, we draw your attention to note 1c of the consolidated financial statements, which addresses that during the period ended on December 31, 2010, the Company had a loss in the amount of 1.3 million USD and a negative cash flow from operating activities of 0.75 millions USD. The Company has no revenues from operations at this stage and funds its operations from its own capital and from external sources by way of issuing equity instruments. In March 2011, the Company raised 1.75 million USD; net (approximately 6.3 million NIS) by issuing shares and warrants by way of a public offering. Company’s management estimates that the remaining cash and cash equivalent balances including the proceeds from the offering will enable the Company to continue operating for a period of approximately 18 months from the date of the statement of financial position. Nevertheless, since the Company has no cash flows from operations and due to the nature of the Company’s activity as a research and development company, there is substantial doubt regarding the Company's ability to continue operating as a “going concern” beyond this period. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a “going concern”.

We have audited, according to Audit Standard No. 104 “Audit of components of internal control over financial reporting” published by the Israeli Institute of Certified Public Accountants, components of the internal controls over financial reporting of the Company as of December 31, 2010 and our report dated March 29, 2011 included an unqualified opinion on the effective existence of those components.

Tel-Aviv, Israel	Kesselman & Kesselman
March 29, 2011	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003
Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
		December 31,
		2010	2009
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5	1,066	412
Accounts receivable	6	110	33
Income taxes receivable		-	72
Restricted deposits		46	40

		1,222	557
NON-CURRENT ASSETS:
Property, plant and equipment	8	35	23
Intangible assets	9	2,540	-
Other investments		-	135

		2,575	158

Total assets		3,797	715

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	10	203	192
Other accounts payable	11	760	516

		963	708

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT:	15
Ordinary share capital		4,993	1,445
Share premium		139,983	139,786
Accumulated deficit		(142,142)	(141,224)

Total equity		2,834	7

Total liabilities and equity		3,797	715

The accompanying notes are an integral part of the consolidated financial statements.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	CFO

Date of approval of the financial statements by the Company's Board: March 29, 2011

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year ended December 31,
		2010	2009	2008
	Note	U.S. dollars in thousands (except per share data)

Revenues	16	-	-	5,940
Cost of revenues	16	-	-	1,841

Gross profit		-	-	4,099

Research and development expenses	17	64	-	11,722
General and administrative expenses	18	1,222	*) (2,429)	3,937
Impairment loss of intangible asset	9	-	-	7,500
Other gains (losses), net	19	30	139	288

Operating income (loss)		(1,256)	2,568	(18,772)

Finance income	20	6	6	331
Finance expenses	20	7	10	17

Finance income (expenses), net		(1)	(4)	314

Income (loss) before taxes on income		(1,257)	2,564	(18,458)
Tax benefit	21	-	(23)	(31)

Net income (loss) and comprehensive income (loss) for the year attributable to equity holders of the parent		(1,257)	2,587	(18,427)

Basic and diluted earnings (loss) per share (in U.S. dollars)	22	(0.011)	0.044	(0.315)

*)	Include reduced expenses which result from forfeiture of shares that were contingent on the performance of the former chairman and CEO, see also Note 15b.

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Year ended December 31, 2010
		Share capital	Share premium	Accumulated deficit	Total
	Note	U.S. dollars in thousands

Balance at January 1, 2010		1,445	139,786	(141,224)	7

Comprehensive loss for the year		-	-	(1,257)	(1,257)
Issue of shares	15	3,545	193	-	3,738
Share-based payment to employees and others	15	-	-	339	339
Exercise of share options	15	3	4	-	7

Balance at December 31, 2010		4,993	139,983	(142,142)	2,834

		Year ended December 31, 2009
		Share Capital	Share premium	Accumulated deficit	Total
	Note	U.S. dollars in thousands

Balance at January 1, 2009		1,445	139,786	(139,757)	1,474

Comprehensive income for the year	15	-	-	2,587	2,587
Share-based payment to employees and others		-	-	(4,180)	(4,180)
Transfer to equity for liability for share appreciation rights	13	-	-	126	126

Balance at December 31, 2009		1,445	139,786	(141,224)	7

		Year ended December 31, 2008
		Share capital	Share premium	Accumulated deficit	Total
	Note	U.S. dollars in thousands

Balance at January 1, 2008		1,444	139,577	(123,143)	17,878

Comprehensive loss for the year		-	-	(18,427)	(18,427)
Share-based payment to employees and others	15	-	-	1,813	1,813
Exercise of share options	15	1	32	-	33
Refund of stamp duty on share issuance		-	177	-	177

Balance at December 31, 2008		1,445	139,786	(139,757)	1,474

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2010	2009	2008
	Note	U.S. dollars in thousands
Cash flows from operating activities:

Net income (loss) for the year		(1,257)	2,587	(18,427)
Adjustments to reconcile net income (loss) to net cash used in operating activities (a)		522	(5,075)	7,849

Net cash used in operating activities		(735)	(2,488)	(10,578)

Cash flows from investing activities:

Decrease (increase) in restricted deposit		(6)	31	(10)
Decrease in short-term bank deposits		-	-	10,600
Purchase of property, plant and equipment	8	(16)	-	(2)
Proceeds from sale of property, plant and equipment and assets held for sale	8, 19	-	-	327
Other investments	1b	(81)	(55)	-

Net cash provided by (used in) investing activities		(103)	(24)	10,915

Cash flows from financing activities:

Issue of shares in Bio-Gal transaction	1b	1,473	-	-
Refund of stamp duty paid in 2004 for share issuance		-	-	177
Exercise of share options	15	7	-	33

Net cash provided by financing activities		1,480	-	210

Increase (decrease) in cash and cash equivalents		642	(2,512)	547
Gains from exchange differences on cash		12	-	-
Cash and cash equivalents at beginning of year		412	2,924	2,377

Cash and cash equivalents at end of year		1,066	412	2,924

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS
			Year ended December 31,
			2010	2009	2008
		Note	U.S. dollars in thousands
(a)	Adjustments to reconcile net income (loss) to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	8, 9	42	13	39
	Loss (gain) on sale of property, plant and equipment	19	-	5	(288)
	Share-based payment transactions to employees and others	15	219	(4,180)	1,813
	Impairment of intangible assets	9	-	-	7,500
	Change in intangible assets	9	-	-	1,783
	Gains from exchange differences on operating activities		(12)	-	-
	Change in retirement benefit obligation, net		-	(435)	320
	Change in liability for share appreciation rights	13	-	119	(1,553)

			249	(4,478)	9,614
	Changes in operating asset and liability items:

	Decrease (increase) in accounts receivable and income taxes receivable	6	(5)	249	570
	Increase (decrease) in trade payables	10	5	(304)	(607)
	Increase (decrease) in other accounts payable	11	273	(542)	(1,728)

			273	(597)	(1,765)

			522	(5,075)	7,849

(b)	Additional information on cash flows from operating activities:

	Interest received		2	3	390

	Interest paid		-	-	3

	Refund of taxes on income		72	-	262

	Payment of taxes on income		-	-	2

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

(c)	Non-cash activities:

1.
Investment in connection with the Bio-Gal transaction for the years ended December 31, 2010 and 2009 in the amount of approximately $ 40 thousand and $ 80 thousand, respectively, were recorded in "intangible assets" and "other investments", not yet paid.

2.
Purchase of an intangible asset with total fair value of approximately $ 2,265 thousand as consideration for the issuance of the Company's shares under the Bio-Gal transaction from August 3, 2010 (see Note 1b).

3.
On September 1, 2010, the Company acquired an exclusive right to examine a medical technology in the field of the immune system for a 15-month period with value of $ 120 thousand against equity (see Note 9b).

4.	Purchase of property, plant and equipment for approximately $ 6 thousand on suppliers credit.

The accompanying notes are an integral part of the consolidated financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 1:-	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. ("the Company") is engaged in the development of therapeutics, among others, for the treatment of unmet medical needs, improvement of existing medical treatment and business development in the medical realm. The Company was incorporated under the Israeli Companies Ordinance on March 9, 1993. The Company owns 100% of Xtepo Ltd. ("Xtepo") and owns 100% of a U.S. company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware.

The Company is currently in the preparations for adopting the EPO drug Phase 2 clinical trial development plan designed to treat cancer patients with multiple myeloma based on a protocol obtained under the Bio-Gal transaction that may be revised in accordance with the regularity requirements of the Ministry of Health and the FDA.

Further, the Company has certain milestone rights in the development of treatment for hepatitis C ("DOS") from Presidio Pharmaceuticals Inc. ("Presidio"), a U.S. privately-held biotechnology company (see Note 14a below).

The following are the Company's subsidiaries:

Xtepo - an Israeli privately-held company incorporated in November 2009 by Bio-Gal Ltd.'s shareholders for the Bio-Gal transaction and which holds the exclusive license to use a patent of EPO drug for multiple myeloma (see also b below).

XTL Inc. was engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and was engaged in development of therapeutics for the treatment of diabetic neuropathic pain ("Bicifadine") until November 18, 2008, the date when the Company announced that the Phase 2b clinical trial of Bicifadine failed to meet its endpoints and, as a result, its development was terminated.

The Company and its subsidiaries ("the Group") operate in one business segment.

The Company is a public company traded on the Tel-Aviv Stock Exchange and its American Depository Receipts (ADRs) are quoted on the Pink Sheets.

b.
On December 31, 2009, the Company amended the original Bio-Gal agreement from March 18, 2009 to acquire 100% of the shares of Xtepo whom the license for the use of the patent for EPO drug for multiple myeloma will be assigned and who will have an amount of approximately $ 1.5 million in its account, by allocating 133,063,688 Ordinary shares of NIS 0.1 par value each of the Company representing after their allocation 69.44% of the Company's issued and outstanding share capital. In addition, an amendment to the agreement determines that Bio-Gal will not be entitled to the additional payment of $ 10 million, as determined in the original transaction outline.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 1:-	GENERAL (Cont.)

The Company is also obligated to pay 1% royalties on net sales of the product and $ 350 thousand upon the successful completion of a Phase 2 clinical trial. The payment conditions for the above amount are at the earlier of occurrence of either events:

(i)	Raising at least $ 2 million by the Company or Xtepo after a successful completion of a Phase 2 clinical trial;

(ii)	Six months after a successful completion of a Phase 2 clinical trial.

On August 3, 2010, the Bio-Gal transaction was completed according to the outline signed by the parties to the agreement on December 31, 2009, after all the prerequisites had been met, including, among others, the signing of an agreement with the Israeli Tax Authority regarding the tax exemption granted to the share swap transaction pursuant to articles 104 and 103 to the Income Tax Ordinance (Revised), 1961.

Below is a summary of the principles of the agreement:

1.
The balance of the Company's business losses and capital losses for tax purposes was reduced to approximately NIS 80 million (approximately $ 22 million) and approximately NIS 0.7 million (approximately $ 0.19 million), respectively. This item is not to derogate from the Tax Assessing Officer's authority to establish that the balance of losses is actually lower than the abovementioned amounts.

2.
Any losses incurred to the Company prior to the share swap, after their reduction as discussed in paragraph 1 above, will not be offset against any income originating from Xtepo (the transferred company) or against a capital gain from the sale of shares of Xtepo.

3.
Xtepo shareholders will not be allowed to sell their shares in the Company for a period of two years from the end of the year of completion of the transaction ("the capping period"), subject to any changes in legislation.

4.	The Company and Xtepo both undertake to maintain their main economic activity as it was prior to the transaction during the capping period.

5.	The Company will not be permitted to sell its holdings in Xtepo for the duration of the capping period.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 1:-	GENERAL (Cont.)

It is indicated that the guidance to articles 104 and 103 to the Income Tax Ordinance which deal with restructuring and mergers impose statutory limitations and various conditions on the entities participating in the change in structure/merger, among others, restrictions on dilution of holdings from raising by a prospectus or by private placements. The summary of the principles detailed above does not constitute a substitute to the overall articles.

Further, with the closing of the Bio-Gal transaction, the tax losses of the U.S. subsidiaries which as of December 31, 2010 amounted to approximately $ 15 million are subject to limitation in use and they may be even reduced due to state tax laws that deal in cases of "change in ownership" (see also Note 21c).

Following the closing of the transaction, the Company recognized in its accounts an intangible asset representing the exclusive license to use a patent of EPO drug for multiple myeloma as well as every clinical study and accumulated know-how underlying the patent in a total of approximately $ 2,265 thousand (excluding transaction costs), based on its fair value as of the date of closing of the transaction and this based on an independent external valuation.

According to the guidance of IAS 38, this asset is not systematically amortized and the Company reviews the asset for impairment once a year or more frequently if indicators show that the asset may be impaired.

This transaction is not in the scope of IFRS 3 which deals with business combination because it accounts for purchase of assets.

c.
The Company had losses of approximately $ 1.3 million and negative cash flows from operating activities of approximately $ 0.75 million in the year ended December 31, 2010. Currently the Company has no revenues from operations and it funds its operations from its own capital and from external sources by way of issuing equity instruments. After the balance sheet date, on March 7, 2011, the Company raised by public issuance of 12,305,000 Ordinary shares of NIS 0.1 par value each, 6,152,500 warrants (series 1) and 18,457,500 warrants (series 2) on the Tel-Aviv Stock Exchange a net amount of approximately $ 1.75 million (approximately NIS 6.3 million) (see also Note 24a). The Company's management believes that the balances of cash and cash equivalents including the proceeds from the above raising will enable the Company to continue operating for a period of approximately 18 months from the date of the statement of financial position. Nevertheless, since the Company has no cash flows from operations and due to the nature of the Company’s activity as a research and development company, there is substantial doubt regarding the Company's ability to continue operating as a “going concern” beyond this period. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a “going concern".

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

1.
Until December 31, 2008, the consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Effective January 1, 2009, the Group adopted International Financial Reporting Standards ("IFRS") and this pursuant to the provisions of Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" which was published by the Israel Accounting Standards Board.

2.
The Company's financial statements as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 have been prepared in accordance with IFRS and Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) and include the additional disclosure in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

The accounting policies described below are consistent with those of all periods presented, unless it is indicated otherwise.

The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Company's management to exercise its judgment in the process of applying the Group's accounting policies. The areas that involve judgment which has significant effect or complexity or where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3. Actual results could significantly differ from the estimates and assumptions used by the Company's management.

3.	The Group's operating cycle is 12 months.

4.	The Group analyses the expenses recognized in the statement of comprehensive income by classification based on the function of expense.

b.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). The Company wholly owns all subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Significant intragroup balances and transactions and gains or losses resulting from transactions between the Company and the subsidiaries are eliminated in full in the consolidated financial statements.

c.	Foreign currency translation of transactions and balances:

1.	Functional and presentation currency:

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in U.S. dollars, which is the functional currency of each of the Group's entities and the Company's presentation currency.

Below are the changes in the reporting periods in the exchange rate of the U.S. dollar ("the dollar") in relation to the NIS:

Change in the
exchange rate
Year ended	of U.S. $ 1
%

December 31, 2010	(5.99)
December 31, 2009	(0.71)
December 31, 2008	(1.14)

Exchange rate
As of	of U.S. $ 1
NIS

December 31, 2010	3.549
December 31, 2009	3.775

2.	Transactions and balances:

Transactions in a currency other than the functional currency ("foreign currency") are recorded at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange differences are recognized in the statement of comprehensive income in the line item finance income (expenses). Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Property, plant and equipment:

Items of property, plant and equipment are measured at cost with the addition of direct acquisition costs, less accumulated depreciation, less accumulated impairment losses and excluding day-to-day servicing expenses.

Depreciation of property, plant and equipment is calculated on a straight-line basis to reduce their cost to their residual value over the useful life of the assets as follows:

%

Laboratory equipment	10 - 20
Computers	33
Office furniture and equipment	6 - 16

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the derecognition of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included in when the asset is derecognized in "other gains (losses), net" in the consolidated statements of comprehensive income.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (see f below).

e.	Intangible assets:

Research and development - research expenditures are recognized as an expense when incurred. An intangible asset arising from a development project is recognized when the following criteria are met:

-	it is technically feasible to complete the intangible asset so that it will be available for use;
-	management intends to complete the intangible asset and use or sell it;
-	there is an ability to use or sell the intangible asset;

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

-	it can be demonstrated how the intangible asset will generate probable future economic benefits;
-	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
-	the expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense when incurred. During the reported period, the Group did not capitalize development costs to intangible assets.

Unamortized intangible assets - amortization of an asset on a straight-line basis over its useful life begins when development procedure is complete and the asset is available for use. These assets are reviewed for impairment once a year or whenever there are indicators of a possible impairment, in accordance with the provisions of IAS 36, "Impairment of Assets".

Amortized intangible assets - an exclusive right to examine a medical technology in the field of the immune system with a finite life of 15 months that is amortized on a straight-line basis over the useful life of this right.

f.	Impairment of non-financial assets:

Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that suffered an impairment are reviewed for possible reversal of the impairment at each date of the statement of financial position.

As for testing impairment of acquired intangible assets, see e above.

g.	Financial assets:

1.	Classification:

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired. The Group's management determines the classification of its financial assets at initial recognition.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

a)	Financial assets at fair value through profit or loss:

This category contains two sub-categories: financial assets held for trading purposes and financial assets at fair value through profit or loss. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if designated to this category by management. Derivatives are also classified as held for trading unless they are designated as financial guarantee contracts or designated and effective hedges. Assets in this category are classified as current assets if they are held for trading purposes and it is probable that they will be disposed of within one year after the date of the statement of financial position. In the reporting periods, the Group did not hold financial assets at fair value through profit or loss.

b)	Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the date of the statement of financial position. These maturities are classified as non-current assets. The Group's loans and receivables are included in the line items: "accounts receivable", "cash and cash equivalents" and "restricted deposits" on the face of the statement of financial position.

c)	Available-for-sale financial assets:

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose the investment therein within 12 months after the date of the statement of financial position. In the reporting periods, the Group did not hold available-for-sale financial assets.

d)	Held-to-maturity investments:

Held-to-maturity investments are non-derivatives financial assets with fixed or determinable payments and fixed maturity that the Group's management has the positive intention and ability to hold to maturity. If the Group was to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be "tainted" and reclassified as available-for-sale. In the reporting periods, the Group did not hold investments that were classified to this category.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.         Recognition and measurement:

Regular purchases and sales of financial assets are recognized in the books of the Group companies on the trade-date which is the date on which the asset is transferred to the Group or transferred by the Group. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of comprehensive income (loss). Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

As for the measurement of the fair value of the Company's financial instruments, see Note 4.

3.         Offsetting financial instruments:

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle the financial assets and liabilities on a net basis or realize the asset and settle the liability simultaneously.

4.         Impairment of financial assets:

Financial assets carried at amortized cost:

The Group assesses at the date of each statement of financial position whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset ("a loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

h.	Cash and cash equivalents:

Cash and cash equivalents includes cash in hand, short-term bank deposits, other short-term highly liquid investments with original maturities of three months or less.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Share capital:

The Company's Ordinary shares are classified as share capital. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the issuance proceeds.

j.	Trade payables:

Trade payables are the Group's obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

k.	Taxes on income:

Taxes on income in the statement of comprehensive income comprise current and deferred taxes.

1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of prior years.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are taken to the statement of comprehensive income (loss) based on tax laws that have been enacted or substantively enacted by the reporting date. The amount for deferred taxes in the statement of comprehensive income (loss) represents the changes in said balances during the reported period.

Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. Also, temporary differences (such as carryforward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the line item "taxes on income".

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as the sale of the investments in investees is not expected in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividend have not been taken into account in computing the deferred taxes, since the distribution of dividend does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividend that triggers an additional tax liability.

Deferred tax assets and deferred tax liabilities are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

Deferred tax asset has not been recognized in the Group's accounts because the availability of taxable income in the future is not probable.

l.	Employee benefits:

1.	Post-employment benefits:

The Company operates various pension plans. The plans are generally funded through payments to insurance companies or trustee-administered pension funds. These plans represent defined contribution plans because the Company pays fixed contributions into an independent separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

According to the labor laws and employment agreements in Israel and according to the Company's practice, the Company is obligated to pay compensation to employees who are dismissed and, under certain circumstances, to employees who retire. The Company's liability to pay compensation is accounted for as a defined contribution plan.

The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Paid annual leave and sick leave:

According to the Law, an employee is entitled to paid annual leave and sick leave on an annul basis. The entitlement is based on the number of years of service. The Company recognizes an obligation and expense for paid annual leave and sick leave based on the benefit accumulated for each employee.

m.	Share-based payment:

The Company operates a number of share-based payment plans to employees and to other service providers who render services that are similar to employees' services that are settled with the Company's equity instruments. In this framework, the Company grants employees, from time to time, and, at its election, options to purchase Company's shares. The fair value of services received from employees in consideration of the grant of options is recognized as an expense in the statement of comprehensive income (loss) and correspondingly carried to equity. The total amount recognized as an expense over the vesting term of the options (the term over which all pre-established vesting conditions are expected to be satisfied) is determined by reference to the fair value of the options granted at grant date, except the effect of any non-market vesting conditions.

Non-market vesting conditions are included in the assumptions used in estimating the number of options that are expected to vest. In each reporting date, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions and recognizes the impact of the revision to original estimates, if any, in the statement of comprehensive income (loss) with a corresponding adjustment in equity.

The proceeds received when the options are exercised into shares net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Share-based payments for share appreciation rights with settlement alternative which were granted to the Group's service provider were accounted in the past as a cash-settled grant. The Company remeasured the value of the liability at each reporting date. On September 30, 2009, in accordance with IFRS 2 and after the Company's management examined the settlement issue, in furtherance to the Company's financial condition (see Note 1c), the classification of the transaction was modified to an equity-settled transaction. The Company is not obligated to settle the transaction in cash.

Share-based payment transactions in which the Company acquired assets as consideration for the Company's equity instruments are measured at the value of the assets acquired (see Note 9b).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Revenue recognition:

Revenues are recognized in the statement of comprehensive income (loss) when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received.

The following specific recognition criteria must also be met before revenue is recognized:

1.	Revenues from sale of DOS development rights to Presidio and rendering of ongoing services by the Company are recognized as follows:

a)	The fair value of labor services by the Group's employees is recognized over the service term.

b)	The difference between the sale consideration and the fair value of labor services is recognized at the date of transaction as revenues from sale of DOS development rights.

2.	Interest income is recognized on a periodic basis using the effective interest method.

o.	Leases:

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of comprehensive income (loss) on a straight-line basis over the period of the lease.

p.	Earnings (loss) per share:

Basic earning per share is calculated by dividing income or loss attributable to equity holders of the parent by the weighted average number of Ordinary shares outstanding during the period.

For the purpose of calculating diluted earnings or loss per share, the number of Ordinary shares shall be the average Ordinary shares calculated in basic earnings per share plus the weighted average number of shares that would be issued on the conversion of all the dilutive potential shares into shares. Potential Ordinary shares are taken into account as above only when their conversion is dilutive (decreases the earnings or increases the loss per share).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	New and amended IFRS standards and IFRIC interpretations:

1.	Below are standards and amendments to existing standards that have been issued and are effective for reporting periods after January 1, 2010:

Amendment to IAS 7, "Cash Flows Statements" ("the amendment to IAS 7"). This amendment is part of the IASB's annual improvements project published in April 2009. The amendment to IAS 7 requires that only expenditures that result in a recognized asset in the statement of financial position can be classified as investing activities. The amendment to IAS 7 is applied retrospectively for annual periods beginning on or after January 1, 2010. The Group applied this amendment from January 1, 2010 and its initial adoption had no material impact on the Group's financial statements.

2.	Below are standards and amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group:

a)
IFRS 9, "Financial Instruments" ("IFRS 9"). The first part of IFRS 9 which deals with classification and measurement of financial assets was issued in November 2009 ("the first part of IFRS 9") and it represents the first step in the process to replace IAS 39, "Financial Instruments: Recognition and Measurement" ("IAS 39"). The first part of IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the Group's accounting for its financial assets. The first part of IFRS 9 determined, among others, that financial assets should be classified into one of the two following categories: financial assets measured after initial recognition at fair value and financial assets measured after initial recognition at amortized cost. The decision to which category a financial asset should be classified is made on initial recognition. This classification is driven by the entity's business model for managing financial instruments and the contractual characteristics of the cash flows from the instrument.

In October 2010, another part of IFRS 9 was published ("the second part of IFRS 9") which represents the second step in the process to replace IAS 39. The second part of IFRS 9 includes guidance on financial liabilities and derecognition of financial instruments. The guidance that was added to IFRS 9 in the framework of the second part of IFRS 9, including that addressing measurement and classification of financial liabilities and treating derivatives embedded in financial liabilities, have been relocated from IAS 39 without change in the existing guidance except for financial liabilities that are designated at fair value through profit or loss (FVTPL). According to the new guidance, except for cases outlined therein, entities with financial liabilities designated at FVTPL recognize changes in the fair value due to changes in the liability's credit risk directly in other comprehensive income and this instead of recognition in profit or loss.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

There is not subsequent recycling of the amounts in other comprehensive income to profit or loss. But, accumulated gains or losses may be transferred within equity.

Both parts of IFRS 9 are effective for annual periods beginning on or after January 1, 2013. Entities may choose to adopt early, but it is not possible for entities to adopt the second part of IFRS 9 without, concurrently, adopting the fist part of IFRS 9. However, entities still have the ability to adopt the first part of IFRS 9 without, concurrently, adopting the second part of IFRS 9.

Entities that early adopt prior to January 1, 2012 are not required to restate comparatives.

Currently, the Group has not adopted IFRS 9 early.

The Company does not expect that the adoption of the guidance of IFRS 9 will have a material impact on the financial statements.

b)
Amendment to IFRS 7, "Financial Instruments: Disclosures" ("IFRS 7") which was issued in October 2010. The amendment to IFRS 7 requires broader disclosures about financial assets transferred to another party yet they still continue to be included in the Group's statement of financial position and the respective financial liabilities including the interaction between these assets and liabilities. Further, the amendment to IFRS 7 expands the disclosure requirements for derecognized assets yet the exposure to risks and certain rewards associated with the transferred asset still remain. The amendment to IFRS 7 will be applied for annual reporting periods beginning on or after July 1, 2011. Earlier application is permitted. The Group intends to adopt this amendment from January 1, 2011. The initial adoption of this amendment is not expected to have a material impact on the Group's financial statements.

c)
Amendment to IFRS 7, "Financial Instruments: Disclosures". This amendment represents part of the improvements to IFRSs published in May 2010. This amendment changes part of the quantitative and qualitative disclosures required for the nature and extent of risks associated with financial assets and clarifies the interaction between these quantitative and qualitative disclosures. This amendment will be applied for annual reporting periods beginning on or after January 1, 2011. Earlier application is permitted. The Group intends to adopt this amendment from January 1, 2011. The initial adoption of this amendment is not expected to have a material impact on the Group's financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d)
Amendment to IAS 27 (Revised), "Consolidated and Separate Financial Statements" ("the amendment to IAS 27R"). This amendment represents part of the improvements to IFRSs published in May 2010. The amendment to IAS 27R clarifies that the consequential amendments from IAS 27 made to IAS 21, "The Effect of Changes in Foreign Exchange Rates", IAS 28, "Investments in Associates" and IAS 31, "Interests in Joint Ventures" apply prospectively or retrospectively. The amendment to IAS 27R will be applied for annual reporting periods beginning on or after July 1, 2010. Earlier application is permitted. The Group intends to adopt this amendment from January 1, 2011. The initial adoption of this amendment is not expected to have a material impact on the Group's financial statements.

NOTE	3:- CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

 Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a.
Intangible assets - in determining the cost of assets acquired in share-based payment transactions and in testing impairment of these research and development assets, the Company's management is to estimate, among others, the probable endpoints of trials conducted by the Company, the commercial technical feasibility of the development and the resulting economic benefits. Actual results and estimates to be made in the future may significantly differ from current estimates.

b.
Share-based payments as well as share appreciation rights (see Note 2m) - in evaluating the fair value and the recognition method of share-based payment, the Company's management is to estimate, among others, different parameters included in the computation of the fair value of the options and the Company's results and the number of options that will vest. Actual results and estimates to be made in the future may significantly differ from current estimates.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 3:-	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont.)

c.
Taxes on income and deferred taxes - the Group is subject to taxes in Israel and in the U.S. and, accordingly, significant judgment is required by the Group's management in determining the overall provision for income taxes. There are many transactions and calculations in the ordinary course of the Group for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income taxes in the period in which such final assessment determination is made by the tax authorities.

Carryforward tax losses of the Group as of December 31, 2010 total approximately $ 39 million (the Company - approximately $ 25 million), of which an amount of $ 15 million derives from tax losses of U.S. subsidiaries which are subject to limitation in use and they may be even reduced due to state tax laws that deal in "change in ownership" which is the outcome of the closing of the Bio-Gal transaction. The Company did not recognize deferred taxes for these losses because their utilization is not probable. Management judgment is required to determine the amount of deferred tax assets that can be recognized, if any, based upon the timing, the level and origin of future taxable profits and tax planning strategies. Further details are given in Note 21c.

NOTE 4:-	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.	Financial risk management:

1.	Financial risk factors:

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Risk management is carried out by the Group's management under policies approved by the Board. The Group's treasury identifies, evaluates and hedges financial risks. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk and investment of excess liquidity.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 4:-	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

a)	Market risk:

Foreign exchange risk:

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the NIS. Foreign exchange risk arises from future commercial transactions and assets and liabilities denominated in foreign currency.

The Group's management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. The Group companies are required to hedge their entire foreign exchange risk exposure. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, the Group uses short-term deposits denominated in foreign currency. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are measured and denominated in a currency that is not the entity's functional currency.

The Company treasury's risk management policy is to hold NIS-denominated cash and cash equivalents in the amount of the anticipated cash flow in NIS for the subsequent three months.

As of December 31, 2010, if the Group's functional currency had weakened by 10% against the NIS with all other variables held constant, post-tax loss for the year would have been $ 11 thousand higher (2009 - post-tax income $ 8 thousand lower and 2008 - post-tax loss $ 9 thousand higher), mainly as a result of foreign exchange losses on translation of NIS-denominated accounts receivable and margins on exchange rate changes of NIS-denominated cash and cash equivalents. Loss is more sensitive to movement in the exchange rate in relation to the NIS in 2010 than in 2009 mainly because of the increased amount of the NIS-denominated balances in cash, receivables and payables of the Group.

b)	Credit risk:

Credit risk is managed on group basis. Credit risk arises from cash and cash equivalents, restricted bank deposits as well as outstanding receivables. For banks and financial institutions, only independently rated parties with a minimum rating of 'A' are accepted.

See Note 4b for further disclosure on credit risk.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 4:-	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

c)	Liquidity risk:

Cash flow forecasting is performed in the operating entities of the Group and aggregated by the Group. The Group's management monitors rolling forecasts of the Group's liquidity requirements to ensure it has sufficient cash to meet operation. The Group does not use borrowing credit facilities. These forecasting takes into consideration several factors such as raising capital to finance operation and certain liquidity ratios that the Group strives to achieve.

Surplus cash held to finance operating activities is invested in interest bearing current accounts, time deposits and other solid channels. These channels were chosen by reference to their appropriate maturities or liquidity to provide sufficient cash balances to the Group as determined by the abovementioned forecasts.

As of December 31, 2010 and 2009, the maturity of the Group's financial liabilities is less than one year from each of the reporting dates.

2.	Capital risk management:

The Group's objectives when managing capital are to endure the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other interested parties and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may take variety of measures such as issue new shares or sell assets to reduce debts.

b.	Financial instruments:

1.	Financial instruments by category:

As of December 31, 2010 and 2009, all financial assets were classified in the category loans and receivables. Likewise, all financial liabilities as of such dates were classified in the category other financial liabilities at amortized cost.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 4:-	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont.)

2.	Credit quality of financial assets:

The credit quality of financial assets that are not impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

	December 31,
	2010	2009
	U.S. dollars in thousands
Cash at banks and restricted deposits:
AA+	354	440
AA	754	-
AA-	3	10

	1,111	450
Cash not in banks	1	2

	1,112	452

NOTE 5:-	CASH AND CASH EQUIVALENTS

	December 31,
	2010	2009
	U.S. dollars in thousands

Cash at bank and on hand	313	358
Short-term bank deposits	753	54

	1,066	412

The currencies in which the cash and cash equivalents are denominated or linked to are:

	December 31,
	2010	2009
	U.S. dollars in thousands

U.S. dollar	853	331
NIS	210	81
Other currencies	3	-

	1,066	412

The carrying amount of cash and cash equivalents is a reasonable approximation of the fair value because the effect of discounting is immaterial.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 6:-	ACCOUNTS RECEIVABLE

a.	Composition:

	December 31,
	2010	2009
	U.S. dollars in thousands

Government authorities	51	8
Prepaid expenses	57	21
Other receivables	2	4

	110	33

b.	The carrying amount of accounts receivable which represent monetary items is denominated in the following currencies:

	December 31,
	2010	2009
	U.S. dollars in thousands

U.S. dollar	-	4
NIS	53	8

	53	12

The carrying amount of accounts receivable is a reasonable approximation of the fair value because the effect of discounting is immaterial.

NOTE 7:-	ADDITIONAL INFORMATION ABOUT INVESTMENT IN SUBSIDIARIES

Name and country of incorporation	Date	Equity interests and voting rights	Scope of investments (in $ 000)	Dividends received or receivable

Xtepo Ltd., incorporated in Israel	31.12.10	100%	$3,918	-
	31.12.09	-	-	-

XTL Biopharmaceuticals Inc., incorporated in Delaware	31.12.10	100%	$(218)	-
	31.12.09	100%	$(1,728)	-

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 8:-	PROPERTY, PLANT AND EQUIPMENT

a.	Composition of property, plant and equipment and accumulated depreciation, by major classes, and the movement therein in 2010 are:

	Cost				Accumulated depreciation
	Opening	Additions	Disposals	Closing	Opening	Additions	Disposals	Closing	Depreciated cost
	book	during the	during the	book	book	during the	during the	book	December 31,
	amount	year	year	amount	amount	year	year	amount	2010	2009
	U.S. dollars in thousands

Office furniture and equipment	46	16	-	62	30	3	-	33	29	16
Computers	92	6	-	98	85	7	-	92	6	7

	138	22	-	160	115	10	-	125	35	23

Composition of property, plant and equipment and accumulated depreciation, by major classes, and the movement therein in 2009 are:

	Cost				Accumulated depreciation
	Opening	Additions	Disposals	Closing	Opening	Additions	Disposals	Closing	Depreciated cost
	book	during the	during the	book	book	during the	during the	book	December 31,
	amount	year	year	amount	amount	year	year	amount	2009	2008
	U.S. dollars in thousands

Office furniture and equipment	61	-	(15)	46	38	3	(11)	30	16	23
Computers	101	-	(9)	92	83	10	(8)	85	7	18
Leasehold improvements	141	-	(141)	-	141	-	(141)	-	-	-

	303	-	(165)	138	262	13	(160)	115	23	41

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 8:-	PROPERTY, PLANT AND EQUIPMENT (Cont.)

Composition of property, plant and equipment and accumulated depreciation, by major classes, and the movement therein in 2008 are:

	Cost				Accumulated depreciation
	Opening	Additions	Disposals	Closing	Opening	Additions	Disposals	Closing	Depreciated cost
	book	during the	during the	book	book	during the	during the	book	December 31,
	amount	year	year	amount	amount	year	year	amount	2008	2007
	U.S. dollars in thousands

Office furniture and equipment	94	-	(33)	61	42	7	(11)	38	23	52
Computers	224	2	(125)	101	174	21	(112)	83	18	50
Leasehold improvements	141	-	-	141	141	-	-	141	-	-
Laboratory equipment	119	-	(119)	-	115	-	(115)	-	-	4

	578	2	(277)	303	472	28	(238)	262	41	106

b.	Additional information:

In 2010, 2009 and 2008, depreciation of property, plant and equipment has been charged to general and administrative expenses.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INTANGIBLE ASSETS

a.	As stated in Note 1b above, on August 3, 2010, the Bio-Gal transaction was completed according to the outline signed by the parties to the agreement on December 31, 2009.

Following the closing of the transaction, the Company recognized in its accounts an intangible asset representing the exclusive license to use a patent of EPO drug for multiple myeloma as well as every clinical study and accumulated know-how underlying the patent in a total of approximately $ 2,265 thousand (excluding transaction costs of approximately $ 187 thousand), based on its fair value as of the date of closing of the transaction according to an independent external valuation.

According to the guidance of IAS 38, this asset is not systematically amortized and the Company reviews the asset for impairment once a year or more frequently if indicators show that the asset may be impaired.

In December 2010, an external valuer tested impairment in accordance with the guidance of IAS 36. According to the valuation performed, the value of the asset should not be reduced to its carrying amount since there is no reference to similar transactions in which the fair value of the patent can be determined. The value of the patent was determined by the value in use on the basis of the discounted future cash flow method. The key assumptions used by the valuer in measuring value in use as of December 31, 2010 are: life of Phase II and III clinical trials of 2.5 and 3.5 years, respectively, expected penetration levels of 10% in 2017 to 55% in 2023 out of an estimate of 45,000 new cases of multiple myeloma diagnosis each year, royalties at the rate of 12.5% and (pre-tax) discount rate of 23%.

b.
On September 1, 2010, the Company and Yeda Research and Development Co. Ltd. ("Yeda") entered into a license agreement of an exclusive right to examine a medical technology in the field of the immune system, comprising two proteins through which target molecules are examined and may serve as a basis for the development of therapeutics for diseases relating to the immune system, such as acute Hepatitis, rheumatoid arthritis, the Chron's disease, psoriasis and etc. Under the agreement, the Company purchased this exclusive right to examine the medical technology for a 15-month period ("the right") in consideration of $ 120 thousand ("the option fee") payable by the Company in the following manner and at the earlier of:

(i)	In the event of raising by a prospectus to the public for more than $ 2 million, the Company is obligated to settle the payment in cash; or

(ii)
If 12 months after the date of closing of the agreement an amount of more than $ 2 million was not raised, the liability to Yeda can be satisfied, at the Company's election and after obtaining Yeda's approval to the timing, in cash or by issuance of options with equivalent value in lieu of that payment. Total amount of options allocated to Yeda will not exceed 2% of Company's' equity (fully diluted) and the exercise price of each option will be the par value of the Company's shares.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INTANGIBLE ASSETS (Cont.)

If the Company exercises its right to receive the license to use, it has to notify Yeda of its intention and afterwards the parties will enter into a standard licensing agreement based on Yeda's conditions discounted by 15% of normal market prices for granting such license by Yeda.

Yeda is entitled to cancel this agreement 12 months after its closing if the Company does not raise more than $ 1.5 million from any source whatsoever.

During the period, the Company recognized in its accounts amortization expenses of $ 32 thousand which were recorded in research and development expenses section.

c.
On November 18, 2008, the Company received the results of Phase 2b clinical trial of Bicifadine for diabetic neuropathic pain which testified that the therapeutic did not meet its endpoints and, therefore, the development activity was ceased. On this date, an impairment of the intangible asset of $ 7.5 million representing the development rights acquired in 2007 was recorded.

In March 2010, the Company terminated the engagement with DOV Pharmaceutical Inc. ("DOV"), from which the Bicifadine compound had been acquired, and all the rights under the engagement were returned to DOV in coordination with it.

NOTE 10:-	TRADE PAYABLES

a.	Composition:

	December 31,
	2010	2009
	U.S. dollars in thousands

Open accounts	183	170
Checks payable	20	22

	203	192

The carrying amount of trade payables is a reasonable approximation of their fair value because the effect of discounting is immaterial.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-  TRADE PAYABLES (Cont.)

b.	The carrying amount of trade payables is denominated in the following currencies:

	December 31,
	2010	2009
	U.S. dollars in thousands

U.S. dollar	161	156
NIS	39	36
Others	3	-

	203	192

NOTE 11:-  OTHER ACCOUNTS PAYABLE

a.            Composition:

	December 31,
	2010	2009
	U.S. dollars in thousands

Employees and payroll accruals	199	122
Accrued expenses	555	394
Other	6	-

	760	516

The carrying amount of other accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of other accounts payable is denominated in the following currencies:

	December 31,
	2010	2009
	U.S. dollars in thousands

U.S. dollar	407	384
NIS	353	132

	760	516

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-  RETIREMENT BENEFIT OBLIGATION

a.
According to the effective labor laws and employment agreements in Israel and overseas, the Company and the subsidiaries are obligated to pay compensation and/or pension to employees who are dismissed and, under certain circumstances, to employees who retire.

b.
The Company's obligation for pension payment in Israel and the Company's obligation for compensation payments to employees in Israel for whom the applicable obligation is pursuant to section 14 to the Severance Pay Law, are covered by fixed contributions into defined contribution plans. The amounts contributed as above are not reflected in the statements of financial position. In 2010, section 14 to the Severance Pay Law applied to all of the Company's employees.

The amount recognized as an expense for defined contribution plans in 2010, 2009 and 2008 was $ 16 thousand, $ 17 thousand and $ 35 thousand, respectively.

c.
Until 2009, the Company had an obligation to pay compensation to employees which is a defined benefit plan for which compensation reserves and managers' policies exist and the Group companies make contributions. As of December 31, 2010 and 2009, all of the Company's employees have signed on section 14 to the Severance Pay Law and they are covered by fixed contributions into defined contribution plans.

The amount recognized as an expense for defined benefit plans in 2009 and 2008 was $ 12 thousand and $ 4 thousand, respectively.

Since that as of December 31, 2010, section 14 to the Severance Pay Law applies to the Company's employees, as above, pursuant to which they are covered by fixed contributions into defined contribution plans, no contributions in post-employment benefit plans are expected for the year ending December 31, 2011.

NOTE 13:-  LIABILITY FOR SHARE APPRECIATION RIGHTS

In January 2007, a subsidiary had committed to pay advisory fee to a third party in connection with the DOV transaction. In October 2008, in furtherance to the above commitment, the Company and the subsidiary entered into an agreement with the third party according to which advisory fee is structured in the form of stock appreciation rights in the amount equivalent to as follows:

(i)
3% of the Company's fully diluted shares at the close of the transaction, representing 1,659,945 shares after the capital consolidation of June 2009 (see Note 15a(2)) exercisable one year after the close of the transaction;

(ii)	7% of the Company's fully diluted shares at the close of the transaction, representing 3,873,204 shares after the capital consolidation of June 2009 vesting on the "date of milestone event."

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-  LIABILITY FOR SHARE APPRECIATION RIGHTS (Cont.)

Payment of the share appreciation rights can be satisfied, at the Company's election, in cash or by issuance of the Company's shares. Upon the exercise of share appreciation rights, the amount paid will be an amount equal to the amount by which the market value (the greater of the share price on the exercise date or the preceding five day average share price) exceeds the $ 1.7. The share appreciation rights expire on January 15, 2017.

The share appreciation rights in the amount equivalent to 3% are vesting, as stated in 1 above, and presented in equity in accordance with IFRS 2; the share appreciation rights in the amount equivalent to 7%, as stated in 2 above, expired in March 2010 with the termination of the Company's license agreement with DOV for the Bicifadine compounds.

As stated in Note 2m, since September 30, 2009 the share appreciation right instrument is carried to equity.

The Company used a Black & Scholes model as the fair value pricing model for the share appreciation rights in all reporting periods through September 30, 2009. The following assumptions were used for the valuation of the share appreciation rights in all reporting periods: standard deviation of: 59%-124%; risk-free interest rates 2.9%-4.2%; expected dividend of 0% and remaining contractual life of 7.3-9 years.

NOTE 14:-    COMMITMENTS AND CONTINGENT LIABILITIES

a.	Royalty and contingent milestone payments:

1.
As stated in Note 1b above, under the Bio-Gal transaction, the Company is obligated to pay 1% royalties on net sales of the product and $ 350 thousand upon the successful completion of a Phase 2 clinical trial. The payment conditions for the above amount are at the earlier of occurrence of either events:

(i)	Raising at least $ 2 million by the Company or Xtepo after a successful completion of a Phase 2 clinical trial;

(ii)	Six months after the successful completion of a Phase 2 clinical trial.

2.
In accordance with the terms of the license agreement with DOV, the subsidiary was obligated to pay milestone payments of up to $ 126.5 million, in cash or its shares (at its election) over the life of the license, of which up to $ 115 million will be due upon regulatory approval for the marketing of the Bicifadine compound. The subsidiary was also obligated to pay royalties to DOV on sales of Bicifadine.

In November 2008, the Company announced that the Phase 2b clinical trial failed to meet its endpoints and, as a result, the Company ceased development of Bicifadine.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-  COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In March 2010, the Company terminated the engagement with DOV regarding the Bicifadine compound and all the rights under the license agreement were reverted to DOV in coordination with it.

3.	The subsidiary is committed to pay a advisory fee (in cash or by issuance of shares) to a third party in connection with the DOV transaction (see Note 13 above).

4.
During September 2005, the Company acquired from VivoQuest patent rights and other assets (DOS program), covering a proprietary compound library, which includes hepatitis C compounds, laboratory equipment and employment agreements with research and development employees.

Below are details of the license agreement:

a)
The Company issued 262,884 Ordinary shares (after capital consolidation of NIS 0.1 par value per share) with total value of $ 1,391 thousand (calculated based upon the average of the share price for the period commencing two days before and ending two days after the closing of the transaction). The Company also made cash payment of $ 400 thousand to cover VivoQuest's operating expenses prior to the closing of the transaction and incurred $ 148 thousand in direct expenses associated with the transaction.

b)
The Company agreed to make additional contingent milestone payments triggered by certain regulatory and sales targets, totaling as of the reporting date up to $ 34 million, of which $ 25.0 million due upon or following regulatory approval or actual product sales, and payable in cash or issuance of shares at the Company's election. No contingent consideration has been paid pursuant to the license agreement as of December 31, 2010 because none of the milestones have been achieved.

c)	The Company agreed to make royalty payments on future product sales.

In March 2008 (and as revised in August 2008), the Company signed an agreement to out-license the DOS program to the U.S. Presidio in consideration of $ 5.94 million payment in cash. Under the terms of this agreement, Presidio becomes responsible for all further development and commercialization activities and costs relating to the Company's DOS program. Presidio is obligated to pay the Company up to an additional $ 59 million upon reaching certain milestones and royalty payments on Presidio product sales. Presidio is also obligated to pay the Company for any milestone consideration owed to VivoQuest pursuant to the VivoQuest license agreement.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-  COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Operating lease commitments:

1.
On April 6, 2009, a subsidiary, XTL Inc. informed Suga Development Inc. ("Suga") on the termination of the lease agreement. Similarly, XTL Inc. addressed Suga with a request to use their best efforts to re-rent the premises and to mitigate any damage. On September 23, 2009, after discussions, the parties agreed to cancel the agreement in consideration of a one-time compensation of $ 36 thousand relating to the termination of the lease agreement which was fully paid.

2.
As of December 31, 2010, the Company leases three vehicles under an operating lease. The lease agreements expire in 2011-2013. Vehicle lease expense for the years ended December 31, 2010, 2009 and 2008 were $ 26 thousand, $ 25 thousand and $ 26 thousand, respectively. The lease fees are stated in NIS and are linked to the Israeli CPI. To secure the lease of only two vehicles, the Company provided a bank guarantee which is secured by a restricted deposit of $ 25 thousand. Expected lease fees for the years 2011, 2012 and 2013 under the lease fees as of December 31, 2010 are approximately $ 14 thousand, $ 8 thousand and $ 6 thousand, respectively.

3.
The Company entered into an operating lease agreement on the offices it uses. The agreement is in effect until August 2013 with a renewal option of additional 24 months. The Company is entitled to terminate the lease term in June 2012 subject to an advance notice of four months. The lease fees are stated in NIS and are linked to the Israeli CPI. To secure the lease, the Company provided a bank guarantee which is secured by a restricted NIS deposit of $ 21 thousand.

The expected lease fees and management fees for subsequent years under the prevailing lease fees as of December 31, 2010 are as follows:

U.S. dollars in thousands

2011	95
2012	95
2013 (through August 2013)	60

The Company entered into a sub-lease agreement on space in its offices for $ 2.6 thousand a month. The agreement is in effect until July 31, 2011 with a renewal option of additional 10 months.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-  SHARE CAPITAL, RESERVES AND RETAINED EARNINGS

a.	Share capital:

1.        Composition:

	Number of shares				Amount
	Authorized		Issued and outstanding		Authorized		Issued and outstanding
	December 31,		December 31,		December 31,		December 31,
	2010	2009	2010	2009	2010	2009	2010	2009
	Thousand				NIS in thousand

Ordinary shares of NIS 0.1 *)	700,000	700,000	191,711	58,561	70,000	70,000	19,171	5,856

*)	Traded on the Tel-Aviv Stock Exchange. As of December 31, 2010, Ordinary share of NIS 0.1 was traded at NIS 0.681.

2.
Ordinary shares confer upon their holders voting rights and right to participate in the shareholders' meeting, right to receive earnings and the right to participate in the excess of assets upon liquidation of the Company.

On March 18, 2009, the extraordinary shareholders' meeting approved the following:

a)	that the share capital of the Company be consolidated so that each 5 shares of NIS 0.02 par value shall be consolidated into one (1) share of NIS 0.1 par value.

b)
that the authorized share capital of the Company be increased from NIS 10,000,000 par value divided into 100,000,000 Ordinary shares of NIS 0.1 par value to NIS 70,000,000 divided into 700,000,000 Ordinary shares of NIS 0.1 par value.

c)	that the ADR ratio be amended from one (1) ADR representing two (2) Ordinary shares of NIS 0.1 par value to one (1) ADR representing twenty (20) Ordinary shares of NIS 0.1 par value.

d)	The consolidation of the Company's share capital triggered a change in the number of options granted before the capital consolidation and a corresponding change in exercise price.

On June 22, 2009, the share capital was consolidated and the authorized share capital of the Company was increased, as stated above. The change in the conversion ratio of ADR was not effected because the Board accepted a decision that such change in not required. On July 10, 2009, the SEC informed that the Company's ADRs were delisted from NASDAQ. The Company's ADRs continue to be traded in the Pink Sheets.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-  SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

3.
As stated in Note 1b above, on August 3, 2010, the Company closed the Bio-Gal transaction under which 133,063,688 Ordinary shares of NIS 0.1 par value each of the Company were allocated to Xtepo's shareholders in return for 100% of the shares of Xtepo whom, before closing, held a license for the exclusive use of the patent for EPO drug for multiple myeloma and a payment of approximately $ 1.5 million.

b.	Share-based payment:

Below is information about share-based payments granted to the Group's directors, employees and service providers during the reported years based on the Company's plan from 2001 which was reconfirmed in 2003 (all data presented herein reflect the capital consolidation of June 22 (see a above)):

1.
In January 2008, the Company's Board granted 859,060 share options to employees in the Company to purchase 859,060 Ordinary shares of NIS 0.1 par value each at an exercise price equal to $ 1.575 per share. The fair value of all share options using the Black-Scholes model was, in the average, $ 0.9 per option on the date the Board accepted the decision and a total of $ 770 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable as follows:

a)	799,300 options of which one-quarter is exercisable immediately and the balance is exercisable on a straight-line basis every anniversary of the grant date over three years

b)	24,000 options are exercisable immediately

c)	35,760 options are exercisable on a straight-line basis every anniversary of the grant date over four years

The average value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 65%, risk-free interest rate of 2.95% and expected life of five years.

As of December 31, 2010, all options were either forfeited or expired.

The Company's Board also granted 64,000 share options to service providers of the Company to purchase 64,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to $ 1.575 per share. The fair value of all share options using the Black-Scholes model was $ 0.82 per option on the grant date and a total of $ 53 thousand for all options. The option term is for a period of 10 years from the grant date. The options vest as follows: 15,000 options are exercisable immediately, 45,000 options are exercisable on a straight-line basis every anniversary of the grant date over three years and 4,000 options are exercisable on a straight-line basis every anniversary of the grant date over two years.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 50.62%, risk-free interest rate of 4.53% and expected life of three years.

As of December 31, 2010, 4,000 options were either forfeited or expired and 60,000 options are outstanding.

2.
In March 2008, the Company's Board granted 50,000 share options to employees in the Company to purchase 50,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to $ 1.595 per share. The fair value of all share options using the Black-Scholes model was $ 0.95 per option on the date the Board accepted the decision and a total of $ 48 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every anniversary of the grant date over a four-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 63.65%, risk-free interest rate of 2.65% and expected life of six years.

As of December 31, 2010, all options were either forfeited or expired.

3.
In May 2008, the Company granted 8,000 share options to service providers of the Company to purchase 8,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to $ 1.55 per share. The fair value of all share options using the Black-Scholes model was $ 0.75 per option on the grant date and a total of $ 6 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every anniversary of the grant date over a two-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 72.78%, risk-free interest rate of 2.59% and expected life of three years.

As of December 31, 2010, all options were either forfeited or expired.

4.
In July 2008, the Company granted 60,000 share options to a director in the Company to purchase 60,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to $ 1.75 per share. The fair value of all share options using the Black-Scholes model was $ 1.1 per option on the grant date and a total of $ 65 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every month of the grant date over a three-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 64.92%, risk-free interest rate of 3.67% and expected life of six years.

As of December 31, 2010, all options were either forfeited or expired.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-  SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

5.
In August 2008, the Company granted 4,000 share options to a director in the Company to purchase 4,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to $ 1.84 per share. The fair value of all share options using the Black-Scholes model was $ 1.15 per option on the grant date and a total of $ 4.5 thousand for all options. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every quarter of the grant date over a three-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 64.94%, risk-free interest rate of 3.51% and expected life of six years.

As of December 31, 2010, all options were either forfeited or expired.

6.
In October 2008, the Company granted 940,000 share options to directors in the Company to purchase 940,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to $ 0.99 per share (of which 700,000 share options were granted to the Chairman). The fair value of all share options using the Black-Scholes model was $ 0.32 per option to the Chairman and $ 0.62 per option to other directors on the grant date and a total of $ 376 thousand for all options. The option term is for a period of 10 years from the grant date.

The options granted to the Chairman are exercisable as follows:

a)	583,334 options are exercisable immediately

b)	116,666 options are exercisable on a straight-line basis every month of the grant date over six months

The options granted to other directors are exercisable on a straight-line basis every month of the grant date over a three-year period.

The value of each option granted to the Chairman is based on the following inputs: expected dividend of 0%, expected standard deviation of 83.24%, risk-free interest rate of 1.29% and expected life of one year.

The value of each option granted to other directors is based on the following inputs: expected dividend of 0%, expected standard deviation of 66.99%, risk-free interest rate of 3.25% and expected life of six years.

As of December 31, 2010, all options were either forfeited or expired.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-  SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

7.
In July 2009, the Company's Board granted 1,400,000 share options (unlisted) to the Company's CFO to purchase 1,400,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.075 per share. The fair value of all share options using the Black-Scholes model on the date the Board accepted the decision was a total of $ 148 thousand. The option term is for a period of 120 months from the grant date, such that 33.33% of the share options are exercisable immediately and the remaining 66.67% share options are exercisable on a straight-line basis every month of the grant date over a three-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 156.4%, risk-free interest rate of 0.5% and expected life of five years. The volatility is based on the historical volatility of the Company's share for comparative periods that commensurate with the expected term of the option.

Likewise, the Company is committed to supplement the difference between the par value of the share and the exercise price in this plan on the actual exercise date by allocating amounts from share premium to share capital.

8.
On January 18, 2010, the Company's Board approved to grant 450,000 share options to directors in the Company to purchase 450,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.298 per share. On March 2, 2010, the annual meeting of shareholders approved to grant options to the directors. Pursuant to the guidance of IFRS 2, the fair value of all share options on the date of approval by the annual meeting, using the Black-Scholes model was approximately $ 36 thousand. The option term is for a period of 10 years from the grant date. 33% of the options are exercisable immediately and the remaining options are exercisable in 24 tranches every month over a two-year period. On November 22, 2010, one of the optionees discontinued serving as a director and, accordingly, the 63,747 options granted to him have been forfeited.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 175%, risk-free interest rate of 3.9%-4.3% and expected life of five to six years.

9.
On January 18, 2010, the Company's Board approved to grant 1,610,000 share options to the Company's CEO to purchase 1,610,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.075 per share. On March 2, 2010, the annual meeting of shareholders approved to grant options to the Company's CEO with approval of his employment terms, subject to the closing of Bio-Gal transaction (whose closing occurred on August 3, 2010). Pursuant to the guidance of IFRS 2, the fair value of all share options on the date of approval by the annual meeting, using the Black-Scholes model was approximately $ 133 thousand. The option term is for a period of 10 years from the grant date. 33% of the options are exercisable immediately and the remaining options are exercisable in 24 tranches every month over a two-year period.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 175%, risk-free interest rate of 3.87%-4.11% and expected life of five to six years.

Likewise, the Company is committed to supplement the difference between the par value of the share and the exercise price in this plan on the actual exercise date by allocating amounts from share premium to share capital.

10.
On January 26, 2010, the Company's Board approved to grant 100,000 share options to an employee in the Company to purchase 100,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.1 per share. Pursuant to the guidance of IFRS 2, the fair value of all share options on the date the Board accepted the decision using the Black-Scholes model was approximately $ 10 thousand. The option term is for a period of 10 years from the grant date. The options are exercisable in equal quarterly tranches over a three-year period.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 175%, risk-free interest rate of 3.9%-4.3% and expected life of five to six years.

11.
On August 27, 2010, the Company's board of directors approved the employment agreement of Professor Moshe Mittelman as a senior officer - Medical Director of the development plan of the EPO drug designed to treat multiple myeloma. It also approved the allocation of 640,000 (unregistered) share options to purchase 640,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.1 per share. The fair value of all share options on the date the Board accepted the decision using the Black-Scholes model was approximately $ 50 thousand. The option term is for a period of 10 years from the grant date. The options are exercisable in equal monthly tranches over a 24-month period.

Also, upon the commencement of a Phase 2 clinical trial (first-in-man), 50% of the unvested options (until the date of the commencement of the said trial) of Prof. Mittelman shall vest immediately. In addition, upon the termination by the Company (with no cause) of the Prof. Mittelman's employment agreement, 25% of Prof. Mittelman's unvested options (until the date of the said termination) shall vest immediately.

The value of each option is based on the following inputs: expected dividend of 0%, expected standard deviation of 160%, risk-free interest rate of 3.54%-3.68% and expected life of five to six years.

Ordinary shares issued upon the exercise of options of all grants will have identical rights to Ordinary shares of the Company immediately after their allocation.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

On March 18, 2009, at an extraordinary shareholders' meeting, new Board members were elected to the Company and the former Board members resigned. As a result of the above, 306,443 unvested options that were granted to the former directors in 2008 were forfeited. The remaining 659,224 vested options expired. Similarly, with the resignation of the Chairman on March 18, 2009, 616,667 options (with performance-related conditions) that were granted to him in December 2007 at an exercise price equal to $ 1.8 per share expired. The remaining 1,233,333 unvested options (with performance-related conditions) granted to him in December 2007 at an exercise price equal to $ 1.8 per share were forfeited. The effect of the forfeiture of these options for the year ended December 31, 2009 totaled approximately $ 2.65 million and it was included as a deduction of general and administrative expenses in the statement of comprehensive income (loss).

In addition, 933,333 options (with performance-related conditions) of the Company's former CEO that resigned in April 2009 were forfeited. The effect of the forfeiture of these options totaled approximately $ 1.45 million and it was included as a deduction of general and administrative expenses in the statement of comprehensive income (loss). Further, 466,667 options that were granted to him in March 2006 at an exercise price equal to $ 3.85 per share expired.

Movements in the number of share options and their related weighted average exercise prices are as follows:

	Year ended December 31,
	2010		2009		2008
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price

Outstanding at beginning of year	2,140,714	1.70	6,165,036	2.63	5,833,531	3.07
Granted	2,800,000	0.03	1,400,000	0.02	1,985,060	1.31
Exercised *)	(86,253)	0.08	-	-	(30,108)	1.10
Expired	(641,714)	5.32	(2,607,217)	2.18	(934,764)	3.03
Forfeited	(63,747)	0.08	(2,817,105)	2.44	(688,683)	2.03

Outstanding at end of year	4,149,000	0.07	2,140,714	1.70	6,165,036	2.63

Exercisable at end of year	2,352,611	0.11	1,338,121	2.65	2,900,192	2.93

*)	Total proceeds received from these exercises aggregated $ 7 thousand and $ 33 thousand for the years ended December 31, 2010 and 2008, respectively.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	SHARE CAPITAL, RESERVES AND RETAINED EARNINGS (Cont.)

The weighted average share price at the time of exercise was $ 0.14 per share and $ 1.49 per share in 2010 and 2008, respectively.

No shares were exercised in 2009. Options exercised in 2010 and 2008 resulted in 86,253 shares and 30,108 shares being issued, respectively, at $ 0.08 and $ 1.1 for each option, respectively.

As of December 31, 2010, the remaining number of options available for grant under the Company's plan from 2001 is 2,867,437.

Below is information about the exercise price (in dollars) and the remaining contractual life (in years) for options outstanding at end of year:

December 31, 2010			December 31, 2009
Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life	Options outstanding at end of year	Range of exercise prices	Weighted average remaining contractual life

4,050,000	0 - 0.500	9.0	1,400,000	0 - 0.500	9.6
-	0.500 - 1.499	-	18,150	0.500 - 1.499	0.1
60,000	1.500 - 1.995	7.0	200,425	1.500 - 1.995	2.5
-	2.000 - 2.495	-	10,840	2.000 - 2.495	0.3
39,000	2.500 - 3.495	0.3	220,459	2.500 - 3.495	0.2
-	3.500 - 4.495	-	2,880	3.500 - 4.495	0.1
-	4.500 - 5.500	-	77,960	4.500 - 5.500	0.1
-	5.500 - 10.55	-	210,000	5.500 - 10.55	0.7

4,149,000		8.9	2,140,714		6.6
Net expenses (income) recognized for grant of options to employees were $ 219 thousand, $ (4,180) thousand and $ 1,813 thousand in the statements of comprehensive income (loss) for the years ended December 31, 2010, 2009 and 2008, respectively.

These plans are maintained in accordance with the principles set forth in this issue in article 102 to the Income Tax Ordinance.

According to the track elected by the Company and under these principles, the Company is not entitled to receive a tax deduction that relates to remuneration paid to its employees, including amounts recorded as salary benefit in the Company's accounts for options granted to employees in the framework of the plan, except the yield benefit component, if available, that was determined on the grant date.

As for share-based payment under the Yeda transaction, see Note 9b above.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	REVENUES AND COST OF REVENUES

In 2008, the Company signed an agreement to out-license the DOS program to Presidio and, accordingly, research and development assets of $ 1,783 thousand have been attributed to cost of revenues (see Note 14a(4) above).

NOTE 17:-	RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31,
	2010	2009	2008
	U.S. dollars in thousands

Salaries and payroll accruals	4	-	1,583
Expenses relating to options to employees and service providers	19	-	54
Laboratory materials and production works	-	-	602
Clinical trials	-	-	8,473
Professional services	-	-	227
Rent and laboratory maintenance	-	-	661
Depreciation and amortization	32	-	11
Other	9	-	111

	64	-	11,722

NOTE 18:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2010	2009	2008
	U.S. dollars in thousands

Salaries and payroll accruals	355	428	1,307
Expenses relating to options to employees and service providers	200	*) (4,180)	1,759
Patents and fees	50	14	235
Expenses (income) relating to share appreciation rights	-	119	(1,553)
Directors' fees	85	98	356
Travel abroad	-	8	17
Foreign services, public relation and travel	2	13	145
Rent and office maintenance	39	355	183
Vehicle maintenance	41	25	16
Insurance	84	198	203
Professional services	287	378	1,029
Depreciation and amortization	10	13	28
Other	69	102	212

	1,222	(2,429)	3,937

*)	Include reduced expenses which result from forfeiture of shares that were contingent on the performance of the former chairman and CEO, see also Note 15b.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	OTHER GAINS (LOSSES), NET

	Year ended December 31,
	2010	2009	2008
	U.S. dollars in thousands

Gain (loss) on sale of property, plant and equipment	-	(5)	288
Other income	30	144	-

	30	139	288

NOTE 20:-	FINANCE EXPENSES (INCOME), NET

	Year ended December 31,
	2010	2009	2008
	U.S. dollars in thousands
Finance expenses:

Interest charge	-	2	3
Bank fees and commissions	7	8	14

Total finance expenses	7	10	17

Finance income:

Interest income on bank deposits	2	3	251
Exchange differences	4	3	14
Other	-	-	66

Total finance income	6	6	331

Finance income (expenses), net	(1)	(4)	314

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	TAXES ON INCOME

a.	Taxation in Israel:

1.
Since the 2008 tax year, the results for tax purposes of the Company and its Israeli subsidiary are measured in nominal values. Until the end of the 2007 tax year, the results for tax purposes of the Company were adjusted for the changes in the Israeli CPI pursuant to the Income Tax (Inflationary Adjustments) Law, 1985 ("the inflationary adjustments law").

2.	Tax rates:

The income of the Company and its Israeli subsidiary is subject to corporate tax at the regular rate; the guidance of the amendment to the Income Tax Ordinance, 2005 from August 2005 prescribes a gradual reduction in the corporate tax rates and the resulting corporate tax rates starting 2008 are as follows: 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

On July 14, 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the corporate tax rates starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

Tax at the rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular corporate tax rate on gains arising up to that date.

b.	Foreign subsidiaries:

The subsidiaries whose place of incorporation is the U.S. are taxed according to the tax laws in their countries of residence. The principal tax rates applicable to subsidiaries, including the Federal tax in the country of registration, is 42%.

As a rule, intragroup transactions between the Company and the foreign subsidiaries are subject to the guidance and reporting of the Income Tax Regulations (Determination of Market Conditions), 2006.

c.	Carryforward tax losses and real loss on sale of marketable securities:

Deferred tax assets for carryforward tax losses are recognized to the extent that the realization of the related tax benefit through future taxable income is probable.

As stated in Note 1b above, the Company signed an agreement with the Tax Authority in connection with the Bio-Gal transaction following which the carryforward business losses and capital losses were reduced.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	TAXES ON INCOME (Cont.)

The Group's carryforward tax losses, after giving effect to the agreement with the Tax Authority in connection with the Bio-Gal transaction (see Note 1b above), total $ 39 million (the Company - approximately $ 25 million) as of December 31, 2010, of which $ 15 million incur from tax losses of the U.S. subsidiaries that are subject to limitation in use and they may be even reduced due to state tax laws that deal in cases of "change of control" following the closing of the Bio-Gal transaction. The Group's carryforward tax losses, after giving effect to the agreement with the Tax Authority, as above, total $ 36 million (the Company - approximately $ 22 million) as of December 31, 2009. The Company did not recognize deferred taxes for these losses because their utilization in the foreseeable future is not probable.

Carryforward capital losses on securities (including carryforward losses on securities that were reversed after January 1, 2006) and other carryforward capital losses total $ 0.19 million as of December 31, 2010 after giving effect to the pre-ruling agreement with the Tax Authority in connection with the Bio-Gal transaction (see Note 1b above). These losses may be used only against capital gains (including, since 2006, against gains on marketable securities).

A real loss for tax purposes from sale of securities through December 31, 2005 which was not offset by December 31, 2010 total approximately $ 14 thousand. This loss is deductible in the coming years only against real gain on marketable securities, if available in these years.

The Company did not recognize deferred taxes for carryforward losses, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

d.	Taxes on income included in the statements of comprehensive income (loss) for the years presented:

1.	As follows:

	Year ended December 31,
	2010	2009	2008
	U.S. dollars in thousands
Current taxes:

Current taxes on income for the year	-	-	10
Adjustments in respect of prior years	-	(23)	(41)

Tax benefit	-	(23)	(31)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:- TAXES ON INCOME (Cont.)

2.
Below is a reconciliation between the "theoretical" tax expense, assuming that all the income were taxed at the regular tax rate applicable to companies in Israel (see a(2) above) and the taxes recorded in the statement of comprehensive income in the reported year:

	Year ended December 31,
	2010	2009	2008
	U.S. dollars in thousands
Income (loss) before taxes on income, as reported in the statements of comprehensive income (loss)	(1,257)	2,564	(18,458)

Theoretical tax (tax saving) on this income (loss)	(314)	667	(4,984)
Increase (decrease) in taxes resulting from different tax rates for foreign subsidiaries	(2)	85	(1,138)
Expenses not deductible for tax purposes	55	2	405
Adjustments under the agreement with the Tax Authority in connection with the Bio-Gal transaction	35	-	-
Tax exempt income	-	(1,087)	-
Increase in taxes resulting mainly from taxable losses in the reported year for which no deferred taxes were recognized	226	333	5,727
Taxes in respect of prior year	-	(23)	(41)

Tax benefit	-	(23)	(31)

3.
Since the balance of carryforward tax losses exceeds other temporary differences (net), and considering that the Company can not assess with certainty that it will have sufficient income in the future to allow the losses to be used in the foreseeable future, in 2010, the Company did not record deferred taxes on these losses.

The amounts presented in the statements of comprehensive income (loss) as current taxes generally represent the current taxes of the subsidiaries.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	TAXES ON INCOME (Cont.)

e.	The effect of the adoption of IFRS in Israel on the tax liability:

As stated in Note 2a(2), starting January 1, 2009, the Company prepares its financial statements in accordance with IFRS.

IFRS differ from generally accepted accounting principles in Israel and, accordingly, the preparation of financial statements in accordance with IFRS could reflect a financial position, operating results and cash flows that differ significantly from those presented in accordance with Israeli GAAP.

According to the Amendment to the Income Tax Ordinance (No. 174 and Temporary Provision for the Fiscal Years 2007, 2008 and 2009), 2010 which was passed by the "Knesset" (Israeli parliament) on January 25, 2010 and published in the records on February 4, 2010 ("the Amendment to the Ordinance"), Accounting Standard No. 29 of the Israel Accounting Standards Board does not apply to taxable income for the tax years 2007, 2008 and 2009 even if it was adopted in the financial statements for those years.

The implication of the Amendment to the Ordinance is that, practically, IFRS do not apply to the computation of income reported for tax purposes for the above tax years.

This Amendment to the Ordinance is in effect until the end of the tax year 2009, however, on January 18, 2011, the Tax Authority published an announcement on its intention to extend the Amendment to the Ordinance also to 2010.

The Company's management computed its taxable income for the tax years 2008 and 2009 based on Israeli GAAP that existed before IFRS was adopted in Israel, subject to certain adjustments and, accordingly, the Amendment to the Ordinance had no impact on the measurement of the current and deferred taxes in the financial statements.

f.	Tax assessments:

The Company filed self assessments that are deemed final through tax year 2005. The subsidiary, Xtepo, has not received tax assessments since its incorporation in November 2009. The U.S. subsidiaries filed self assessments that are deemed final through tax year 2006. However, the IRS may examine the tax reports for the years in which the U.S. subsidiaries claimed tax refunds for operating losses offset against taxes paid in the past for tax years 2003 to 2005. This examination is limited to the amount of tax refunds that the Company received ($ 72 thousand in 2003-2004 and $ 77 thousand in 2005).

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	EARNINGS PER SHARE

a.	Basic:

Basic earnings (loss) per share is calculated by dividing income attributable to equity holders of the parent by the weighted average number of issued Ordinary shares including the retroactive consolidation of shares effected on June 22, 2009 (see also Note 15a above).

	Year ended December 31,
	2010	2009	2008

Income (loss) attributable to equity holders of the parent (U.S. dollars in thousands)	(1,257)	2,587	(18,427)

Weighted average number of issued Ordinary shares	113,397,846	58,561,065	58,553,864

Basic earnings (loss) per share (in U.S. dollars)	(0.011)	0.044	(0.315)

b.	Diluted:

Diluted earnings per share is calculated by adjusting the weighted average number of Ordinary shares outstanding to assume conversion of all dilutive potential Ordinary shares. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market price of the Company's shares) based on the monetary value of the terms attached to outstanding options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the options.

	Year ended December 31,
	2010	2009	2008
	U.S. dollars in thousands

Total income (loss) for the year attributable to equity holders of the parent according to the statements of comprehensive income (loss) used to determine basic and diluted earnings (loss) per share	(1,257)	2,587	(18,427)

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	EARNINGS PER SHARE (Cont.)

	Year ended December 31,
	2010	2009	2008
	Number of shares

Weighted average number of shares used to determine basic earnings (loss) per share	113,397,846	58,561,065	58,553,864
Adjustment for incremental shares due to exercise of share options	-	209,102	-

Weighted average number of shares used to determine diluted earnings (loss) per share	113,397,846	58,770,167	58,553,864

Diluted earnings (loss) per share (in U.S. dollars)	(0.011)	0.044	(0.315)

NOTE 23:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

"Interested party" - as the term is defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

"Related party" - as the term is defined in IAS 24, "Related Party Disclosures" ("IAS 24").

The Company's key management personnel who are included, along with other factors, in the definition of related party, as above in IAS 24, includes directors and members of the executive committee.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

a.	Compensation to interested parties:

	Year ended December 31,
	2010	2009	2008
	U.S. dollars in thousands

Wages and salaries to interested parties employed by the Group *)	287	(1,219)	1,169
Number of individuals to whom the benefit relates	1	2	1

Compensation to directors not employed by the Group **)	112	(2,569)	944
Number of individuals to whom the benefit relates	5	12	6

Rentals to other interested parties not employed by the Group	-	-	-
Number of individuals to whom the benefit relates	-	-	-

*)
In 2009 includes expenses reduced by approximately $ 1.45 million which result from forfeiture of shares that were contingent on the performance of the former CEO. The value of the compensation recognized for options granted to the former CEO in 2008 was approximately $ 919 thousand.

**)
In 2009 includes expenses reduced by approximately $ 2.65 million which result from forfeiture of shares that were contingent on the performance of the former chairman. The value of the compensation recognized for options granted to directors in 2008 was approximately $ 643 thousand.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

b.	Compensation to key management personnel:

The compensation to key management personnel for employee services provided to the Group is shown below:

	Year ended December 31,
	2010	2009	2008
	U.S. dollars in thousands

Salaries, management and consulting fees and other short-term benefits	425	424	1,122
Post-employment benefits	-	76	410
Share-based payments	208	*) (4,059)	1,769

	633	(3,559)	3,301

*)	Include reduced expenses which result from forfeiture of share options that were contingent on the performance of the former chairman and CEO, see also Note 15b.

As of December 31, 2010 and 2009, balances with related parties total approximately $ 359 thousand (of which $ 228 thousand are linked to the NIS) and $ 219 thousand (of which $ 122 thousand are linked to the NIS), respectively.

NOTE 24:	EVENTS AFTER THE REPORTING PERIOD

a.
On March 7, 2011, the Company raised by public issuance of 12,305,000 Ordinary shares of NIS 0.1 par value each, 6,152,500 warrants (series 1) and 18,457,500 warrants (series 2) on the Tel-Aviv Stock Exchange a net amount of approximately NIS 6.3 million (approximately $ 1.75 million). Stock options (series 1) are exercisable into one Ordinary share of NIS 0.1 par value from the date of registration for trade on the Stock Exchange (March 9, 2011) to November 27, 2011 at an exercise price equal to NIS 0.7 per share, linked to the U.S. dollar. Stock options (series 2) are exercisable into one Ordinary share of NIS 0.1 par value from the date of registration for trade on the Stock Exchange (March 9, 2011) to February 27, 2013 at an exercise price equal to NIS 1.0 per share, linked to the U.S. dollar.

b.	On March 22, 2011, the Company announced the expiration of 4,666,667 warrants (unregistered) which had been issued in 2006 under a private placement to American investors.
c.
On March 24, 2011, the Company has entered into a term sheet to acquire the activity of MinoGuard Ltd. ("MinoGuard") by an exclusive license to use MinoGuard's entire technology in return for royalties on sales and milestone payments throughout the clinical development process, without any other payments.

MinoGuard was founded in 2007 in order to commercialize combination therapies for treating psychotic diseases, focusing on schizophrenia. The transaction is subject, among others, to completion of due diligence studies, examination of the regulatory track for the continued development of the drug and the approval of the Company's Board.

Impairment Study According to IAS 36

XTL Biopharmaceuticals

AS OF 31 DECEMBER, 2010

BDO CONSULTING GROUP

BDO Ziv Haft Consulting & Management LTD. is a separate legal entity and is an affiliated company of BDO Ziv Haft, an Israeli limited liability partnership and national professional services firm.

February 2011	XTL - IP Impairment Review

February 27, 2011

XTL Biopharmaceuticals Ltd.

Dear Sirs,

We have been requested by the Management of XTL Biopharmaceuticals Ltd.  (hereafter: “XTL” or “the Company”) to examine and assess whether there is a need that XTL recognize an impairment loss in respect of the intangible property it owns as of December 31, 2010 (hereafter - “the Assessment Date”), as prescribed by IAS 36 - “Impairment of Assets”.

Our findings will serve XTL’s Management to decide whether an impairment loss should be entered in the Company’s financial statements, in accordance with accepted accounting principles and financial reporting in Israel as prescribed by law, including in conformity with IAS 36.  This Opinion is intended for the sole use of XTL, its Management and independent auditors, as legally required.

We are aware that this Opinion might and/or will be included in the financial statements, as set forth in the Securities Law-1968 and Regulations and, if requested by the Securities Authority, also in the Company’s Prospectus due to be published on the basis of the financial statements as of September 30, 2010.

This Opinion may not be used other than for the reasons set forth above, and in this respect, it may neither be published nor cited, whether in whole or in part, nor communicated to any third party, without having obtained our express prior consent in writing.

February 2011	XTL - IP Impairment Review

For the purpose of our review, we relied on data and documents as outlined below:

1.	Conversations with the Company’s CEO, Mr. David Grossman, and the CFO, Mr. Ronen Twito.
2.	The Company’s reviewed financial statements as of September 30, 2010.
3.	Additional information delivered to us in writing and verbally by the Management (including the budget for 2011-2012).
4.	Public information.

To perform the review, we have assumed and relied on the accuracy and completeness of the information furnished to us by the Company and various sources connected with its operations, and of the data being up-to-date.  We have no reason to infer that the data on which we relied is inaccurate or incomplete or unfair, and we have therefore not conducted an independent assessment of such information. However, reliance on it neither substantiates nor confirms its correctness.  No due diligence reviews were performed in the context of this Opinion and it does not purport to include all the information, tests, assessments or any information covered by the due diligence process.

An economic opinion is not an exact science and it is meant to reflect, reasonably and fairly, an accurate situation at a specific time, based on known data, basic assumptions and estimated forecasts.  Changes in the principal variables and/or information might alter the premise for the basic assumptions and, consequently, the conclusions.

We must mention that we have no personal interest in, nor are we dependent on the Company, as this term is implied in the Auditors Law- 1955 and the Regulations enacted on the basis thereof.  It should also be noted that no stipulations were made for the payment of our professional fees in connection with the results of this Opinion.

For purposes of the present assessment, we were furnished with various data and documents pertaining to the operations and assets discussed herein.  The information has not been independently verified by us other than assessing its reasonableness, and a number of tests were performed, as follows:

February 2011	XTL - IP Impairment Review

•	Analysis of the Company’s financial statements and future forecast.
•	Assessment of the Company’s potential revenue.

Based on our review and the findings outlined herein, we have reached the conclusion that no impairment loss in respect of the Company’s intangible asset is necessary, as a result of the comparison made between the carrying amount of the cash-generating unit and its recoverable amount.

Yours faithfully,

BDO Ziv Haft
Consulting & Management Ltd.

February 2011	XTL - IP Impairment Review

Table of Content

1.Description of Company	C-64
1.1 General	C-64
1.2 Ownership Structure in the Company	C-67
2. Description of Business Environment	C-68
2.1Erythropoietin Drug	C-68
2.2 Market Competition	C-68
3. Analysis of Financial Statements	C-71
3.1Balance Sheets	C-71
3.2 Profit and Loss	C-72
4. Methodology and Relevant Accounting Standards	C-73
4.1 Relevant Accounting Standards	C-73
4.2 Methodology of Testing Impairment Loss in XTL’s IP Asset	C-76
5. Estimating IP Value in Use	C-78
5.1 General	C-78
5.2 Projected Revenues	C-81
5.3 Expenses Forecast	C-90
5.4 Investment Forecast and Investment in Working Capital and Tax	C-93
5.5 Discount Rate	C-93
5.6 Value in Use of IP and Cash Flow Forecast	C-95
6. Analysis of Similar Transactions	C-96
7. Comparison Between Value in Use of IP and Carrying Value of Identified Cash-generating Unit	C-98

February 2011	XTL - IP Impairment Review

1.	Description of Company

1.1	General

XTL is engaged in the development and acquisition of therapeutics in treating diseases for which no medical cure has yet been found, as well as in the improvement of current treatments.  The Company was established in Israel on March 9, 1993 and its shares were first listed on the primary London Stock Exchange in 2000, where they were traded until 2007.  In July 2005, the Company’s securities began to be traded on the NASDAQ and in September 2005 they were dual-listed for trading on the Tel Aviv Stock Exchange.  In July 2009, the NASDAQ authorities suspended trading in the Company’s ADR, which have since been quoted by brokers on Pink Sheets under the symbol: XTLBY.PK.  Accordingly, as of that date, the Company has been reporting in conformity with Chapter 6 of the Israel Securities Law-1968, and this in parallel with the U.S. Securities Exchange Act-1934, in regard to a foreign private issuer.  Since delisting the ADRs from trading, the Company is no longer subject to the NASDAQ’s rules, but only to those of the SEC.

In August 2010, the Company acquired Xtepo Ltd., to which Bio-Gal Ltd. had assigned its intellectual property (“IP”) - including patent usage rights, know-how and clinical trials of the Erythropoietin drug, as outlined below.

Bio-Gal Ltd. was established in 2000 in Gibraltar, for patent commercialization  (hereafter: “the Patent”) of the Erythropoietin drug therapy (hereafter: “EPO”), for treating patients with blood cancer of the Multiple Myeloma type. The EPO was approved by the relevant health authorities and is currently sold in billions of dollars by major drug companies such as Johnson & Johnson, Roche and Amgen.  However, it is intended for patients suffering from anemia and not Multiple Myeloma.

The EPO is a protein hormone produced by the kidneys, whose main function is stimulation of red blood cells in the bone marrow.  The drug is also produced through a genetically engineered process (“Recombinant EPO”), designed for treatment of various types of anemia related to kidney failure, as well as cancer patients whose ability to form new blood cells has been damaged by chemotherapy.

February 2011	XTL - IP Impairment Review

Several publications over the past decade have testified that the EPO possesses the potential and therapeutic properties, even beyond stimulating the production of red blood cells1.

The Patent is jointly owned by Yeda Research & Development Ltd. (55%), the Weizmann Institute’s commercialization company (hereafter – “Yeda”) and Mor Research Applications Ltd. (hereafter – “Mor”), the Clalit Health Services’s commercialization company (45%).   The Patent is based on research conducted by Professor Moshe Mittelman, an internationally recognized hematologist who heads Ichilov Hospital’s Internal Department.  Bio-Gal obtained a licence to use the Patent (hereafter: “the Patent Agreement”) for commercialization purposes, and has initiated a preliminary program for the Phase II Clinical Trial with EPO in cancer patients with Multiple Myeloma.  (The Patent, know-how and Phase II Clinical Trial with the drug will hereafter be collectively referred to as the “Intellectual Property” and/or “IP”).

As discussed above, XTL had, in August 2010, acquired 100% of Xtepo’s shares, by way of issuing new Company shares under a private placement offered to Xtepo’s shareholders (hereafter: the  “Share Swap Transaction”).   After completion of the Share Swap Transaction, Xtepo’s shareholders now control approximately 70% of XTL’s share capital, whilst the balance is held by the Company’s current shareholders.

Pursuant to the assignment of rights, XTL undertook to guarantee all of Xtepo’s  outstanding debts to Yeda and Mor (including the obligation to maintain confidentiality and pay royalties amounting to 1% of net sales of the patented drug to be developed), deriving from the Patent Agreement.

1 e.g.: Mittelman PNAS 2001, Mittelman European Journal of Hematology 2004; Katz Acta Haematol 2005; Prutchi-Sagiv BJH 2006; Prutchi-Sagiv Exp Hematol 2008; Brines PNAS 2001; Baz Acta Haematol 2007

February 2011	XTL - IP Impairment Review

The Agreement stipulates that Xtepo is under an obligation to pay Yeda, if the Phase II EPO Clinical Trial is successfully completed, a lump sum of $350,000, payable at the earlier of:

•	A capital raise of at least $2 m. by the Company; or
•	180 days after the date of completion of the Phase II Clinical Trial.

XTL is currently engaged in planning and preparing for the said clinical trial, in order to ultimately obtain a licence from the American FDA for marketing the drug. Since acquiring the Patent in August 2010, XTL has been planning the EPO tests in cancer patients with Multiple Myeloma.  Additionally, steps are being taken to ensure  continued patent maintenance worldwide, and more countries have recently granted patent approval.

As of December 31, 2020, the Company owns patents for using EPO drug to treat patients suffering from Multiple Myeloma in the U.S.A., Europe, Canada, Israel, Japan and Hong Kong.  The patents are due to expire in the course of 2019.

The Company is also seeking further business opportunities for acquiring assets and/or merging operations with XTL.  Beyond this, the Company maintains certain rights in the DOS program sub-licensed to Presidio Pharmaceuticals Inc. (a U.S. biotechnology company engaged in developing potential drugs for viral diseases including Hepatitis C and HIV) in 2008.

February 2011	XTL - IP Impairment Review

1.2	Ownership Structure in the Company

Below is composition of the ownership structure in the Company as of August 2010 (completion date of Bio-Gal Transaction).

February 2011	XTL - IP Impairment Review

2.	Description of Business Environment

2.1	Erythropoietin Drug

The Erythropoietin (“EPO”) is a drug that was approved by the relevant health authorities for the treatment of patients suffering from anemia, and is currently sold in billions of dollars.

The EPO is a hormone produced by the kidneys, whose main function is the stimulation of red blood cells in the bone marrow.  At present, the drug is also produced by a genetically engineered process (“Recombinant EPO”), designed for patients suffering from diverse types of anemia related to kidney failure, as well as cancer patients whose ability to form new blood cells has been damaged by chemotherapy. Several publications over the past decade have testified that the EPO possesses the potential and therapeutic properties even beyond stimulating the production of red blood cells.

As outlined above, the Company has an initiated preliminary program for Phase II Clinical Trial with EPO in cancer patients with Multiple Myeloma.

2.2	Market Competition

The success of the Company (and its products) does not depend solely on R&D risks - which may be reflected in its failure to prove and demonstrate the efficacy and safety of the EPO, or that the drug may turn out to be less effective than expected - but on additional risks which the Company is up against, stemming largely from the structure of market competition, regulation, etc.

The program for use of the EPO drug therapy is designed for the treatment of patients in the advanced stages of Multiple Myeloma.  Other medications are available at present in the market for patients in all stages of the disease, but Multiple Myeloma is still considered to be incurable. According to the Company, patients’ mean survival rate varies between 3-5 years from the time of diagnosing the disease.

February 2011	XTL - IP Impairment Review

The Velcade drug, now available in the market and even included in the medications basket in Israel, is also intended as a life-prolonging therapy, but the results obtained offer patients a mean life extension of only 12 weeks.

Empirical observations conducted by Professor Moshe Mittelman2, corroborate the high rate of success of the Recombinant EPO in the treatment of anemia in patients with Multiple Myeloma.  Six EPO-treated patients continued taking the drug beyond the 12 contemplated weeks.  They were in a terminal state, after reportedly being given just 6 months to live.   To the researchers’ surprise, they lived for periods of 46-133 months after being diagnosed with Multiple Myeloma, and altogether 38-94 months after treatment with Recombinant EPO therapy, enjoying a good quality of life.

Below are details of the major risks (apart from development risks) currently known to the Company, on the way to commercializing the Patent:

•
A condition for conducting clinical trials is obtaining the competent authorities’ prior approval to test the drug on human beings, in each of the countries where the Company wishes to perform the trials.  Furthermore, the drug it intends to develop and market is a medical product and, accordingly, its manufacture, marketing and sale is contingent on obtaining a license in each of the said countries.  To obtain such approval, the Company must comply with licensing requirements, e.g. safety regulations and quality assurance standards, as stipulated in each country.

•	The Company is exposed to the risk that competitors will develop a drug with similar properties to the EPO.

2 Mittelman M, Zeidman A, Kanter P, Katz O, Oster H, Rund D, Neumann D. Erythropoietin has an anti-myeloma effect - a hypothesis based on a clinical observation supported by animal studies.
 Eur J Haematol. 2004 Mar;72(3):155-65

February 2011	XTL - IP Impairment Review

•
The Patent for administering the EPO to patients with anemia is due to expire in 2012-2013, at which time the drug will become generic.  Accordingly, there is a risk of off-label use of the drug in some countries.   However, such risk is qualified as the EPO is a drug with “Black Box” warning, deterring people from off-label use.

•
The Company has devised a preliminary program for conducting the Phase II Clinical Trial, which includes recruiting 46 patients.  If there is a situation whereby several drugs are being developed while the Company is performing the clinical trials, this might create difficulties in recruiting patients for the Phase II and Phase III tests.  The need for a considerable number of patients during the advanced stages of the clinical trial poses a major stumbling block in developing medications that could affect the prospects and time frame for the successful completion of EPO development.

February 2011	XTL - IP Impairment Review

3.	Analysis of Financial Statements

3.1	Balance Sheets

Below are the Companies’ unaudited financial statements as of September 30, 2009, 2010 and December 31, 2009.

$ Thousand	September 30, 2010	September 30, 2009	December 31, 2009
Current Assets
Cash and cash equivalents	1,377	640	412
Accounts receivable	19	20	33
Income tax receivable	-	49	72
Restricted deposits	-	40	40
	1,396	749	557
Non-Current Assets
Restricted deposits	20	-	-
Fixed assets	15	29	23
Intangible assets	2,564	-	-
Other investments	-	95	135
	2,599	124	158
Total assets	3,995	873	715

Current Liabilities
Trade and other liabilities	200	228	192
Accounts payable	687	405	516
	887	633	708

Total equity	3,108	240	7
Total liabilities and equity	3,995	873	715

•	As of September 30, 2010 the Company has substantial cash on hand, compared with the previous year, as a result of the $1.5 billion generated from the Bio-Gal transaction concluded in August 3, 2010.
•
The EPO’s IP asset for the treatment of Multiple Myeloma was entered in the Company’s books under “Intangible Assets” for the value of $2,452 thousand.  This amount includes discounting direct costs connected with IP (e.g. legal costs, consultants, fees, etc.), in conformity with IAS 38 - Intangible Assets.

February 2011	XTL - IP Impairment Review

•	The Company’s share capital increased as of September 30, 2010 compared with the previous year, reflecting mainly XTL’s share issue in the Swap Share Transaction with Xtepo.

3.2	Profit and Loss

Below are the statements of income for the periods ending September 30, 2010 and September 31, 2009:

$ Thousand	1-9 2010	1-9 2009	2009
General and administrative expenses (income)	948	(2,729)	(2,429)
Other profits (losses), net	-	144	139
Profit (loss) from operations	(948)	2,873	2,568
Financing income	11	10	6
Financing expenses	5	8	10
Financing income (expenses), net	6	2	(4)

Profit (loss) before taxes on income	(942)	2,875	2,564
Tax benefit	-	-	23
Total net profit (loss) for the period	(942)	2,875	2,587

At present, the Company has no income from current operations, and the majority of its expenses are connected with preparing and planning the clinical trials, medical regulations, patent maintenance and exploring new technologies.  In the course of 2009, a reduction in expenses of $4.1 million was entered, due to forfeiture of outstanding share options of the Company’s former Chairman and former CEO.

February 2011	XTL - IP Impairment Review

4.	Methodology and Relevant Accounting Standards

4.1	Relevant Accounting Standards

International Accounting Standard No. 36 (hereafter - “the Standard” or “IAS 36”) is designed to ensure that the assets of an entity are not presented at a carrying amount exceeding their recoverable amount.  An asset is presented at an amount exceeding its recoverable amount when its carrying amount exceeds the amount to be recovered through use or sale of the asset.  In such case, there is an impairment in asset value and the Standard requires the entity to recognize an impairment loss.

The Standard applies to all assets (apart from exceptions listed in the Standard itself) including fixed assets, intangible assets, and goodwill acquired in a business combination. Such goodwill represents payment made by the purchaser on the probability of generating future economic benefits from assets that cannot be individually identified and separately recognized.  Goodwill does not generate cash flows independently of other assets or in groups of other assets, and it often contributes to the cash flows of a number of cash-generating units.

A cash-generating unit is the smallest identifiable group of assets that generates positive cash inflows that are largely independent of the positive cash inflows from other assets or groups of assets.

Determining impairment of amortizable assets - The Standard defines a number of stages for identifying, recognizing and measuring consistently the impairment value of an amortizable asset, including fixed assets.  Transition to the next stage is required only after fulfillment of the previous one.

Stage A - Identifying an asset that may be impaired
An entity shall assess whether there are indications that an asset may be impaired.  If any such indication exists, the entity shall pursue the process of assessing impairment.

February 2011	XTL - IP Impairment Review

The Standard provides a list of examples for indications of impairment:

External Information Sources

•	During the period, a significant impairment has occurred in the market value of the asset beyond the projected levels, due to the lapse of time or ordinary use.
•
Substantial changes with negative effects on the entity have occurred during the period, or are expected to occur in the near future, in the technological, marketing, economic or legal environment of the entity or in the asset’s target market.

•
Market return rates have increased, and it could be reasonably assumed that such increases would influence the discount rate used to calculate the value of an asset, while substantially reducing its recoverable amount.

•	The net carrying amount of the assets of an entity is higher than its market capitalization value.

Internal Information Sources

•	Available evidence of obsolescene or physical damage of the asset.
•
Substantial changes with negative effects on the entity have occurred during the period or are expected to occur in the near future, to the extent and in the manner in which the asset was used or is expected to be used.

•	Evidence indicating worse economic performance than expected.

If any such signs of impairment do exist, the entity shall test whether impairment has indeed occurred, given the above and other indications. For this purpose, the recoverable amount of an asset must be measured. If it emerges that the recoverable amount of an asset is less than its carrying amount, the asset shall be amortized accordingly.

In the case of an intangible asset with an indefinite useful life or an intangible asset not yet available for use, as well as goodwill acquired in a business combination, the Standard prescribes that impairment must be tested yearly, irrespective of whether not there is any indication of impairment.

February 2011	XTL - IP Impairment Review

Stage B - Measuring a Recoverable Amount

The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use.
A recoverable amount shall be determined for an individual asset or for the cash-generating unit to which the asset belongs.

Fair value less costs to sell is the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between a willing buyer and willing seller acting in a knowledgeable manner, less the costs of disposal.

Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit.

The Standard prescribes that it is not always necessary to determine both an asset’s fair value less costs to sell and its value in use, where either of these amounts exceeds the asset’s carrying amount.  Furthermore, the Standard points out that there are cases where it is not possible to determine fair value less costs to sell of an asset, particularly when the asset is not traded in an active market. In such case, the entity may use the asset’s value in use as its recoverable amount.

According to the Standard, the value in use of an asset (or a cash-generating unit) includes positive and negative projections of cash flows from the continuing use of the asset (including operating overheads and costs of  “maintaining the present levels”).  The Standard stresses that estimates of future cash flows from the assets should not include negative cash flows from financing activity and income tax payments or receipts.

The Standard further stresses that the discount rate at which cash flows from an asset (or cash-generating unit) is measured is the pre-tax rate reflecting the current market assessments of the time value of money and the specific risks to the asset (or cash-generating unit), in respect of which the asset’s cash flows have not been adjusted.

February 2011	XTL - IP Impairment Review

Stage C - Recognizing and Measuring an Impairment Loss

As mentioned, a recoverable amount is the higher of the fair value of the asset and/or its value in use.  If, and only if, the recoverable amount of an asset is less than its carrying amount, the asset shall be reduced to its recoverable amount.

Carrying amount is defined as the amount at which an asset is recognized in the balance sheet after deducting accumulated depreciation (accumulated amortization), less accumulated impairment losses.

Such amortization constitutes an impairment loss.  The Standard further prescribes that an impairment loss shall be immediately recognized in the income statement, when impairment of a cash-generating unit is first allocated to goodwill, if it exists, and then to the other non-current assets pro rata to their carrying value.

The Standard further sets a limit on allocating the impairment loss of an asset belonging to a cash-generating unit, such that the asset, in the second stage, shall not be amortized beyond the higher of its fair value less costs to sell, and its value in use or nil.

4.2	Methodology of Testing Impairment Loss in XTL’s IP Asset

In accordance with the IAS, we tested the Company’s IP impairment loss, namely the Patents for using the EPO drug to treat patients with Multiple Myeloma.

The smallest cash-generating unit for which the test was performed is the group of patents expected to generate positive cash flows.

February 2011	XTL - IP Impairment Review

As of the present writing, the fair value from the sale of the asset cannot be estimated; the Company is not aware of the sale of an identical asset, and the asking price in sale transactions of a similar asset - namely IP in the  biopharmaceuticals sector (shown on page 28 below) - executed recently, varies within a very wide range, as the price is dependent on various factors,  differing significantly from one asset to another - such as the drug treatment administered, side effects, number of potential patients, etc.

The Standard indicates that, occasionally, one cannot determine fair value less costs to sell of an asset, particularly when the asset is not traded in an active market. In such case, the entity may use the asset’s value in use, as its recoverable amount.

As no fair value less costs to sell of the IP was found, the recoverable amount of the IP will be determined by calculating its value in use.

We applied the discounted cash flow (DCF) approach to estimate the IP’s value in use, based on the Management’s valuations of the data and documents provided by the Company and its consultants, coupled with our own assumptions as discussed below.  The cash flows were discounted at the pre-tax price of capital considered to be proper for the IP activity.  The DCF expense is the value in use of the cash-generating unit.

The value in use of IP shall comprise its recoverable amount.  This amount will be compared to the carrying amount of the IP (according to the financial statements as of September 30, 2010 and the forecast annual financial statements for 2010).

It should be noted that IP value was first presented in the financial statements as of 30.9.2010 (close to completion of the Xtepo Transaction in August 2010), as this concerned an IP asset not subject to amortization before completing development (subject to impairment testing as above).  Thus, value in the financial statements as of 31.12.2010 would remain identical to the value presented in the financial statements as of September 30, 2010.

February 2011	XTL - IP Impairment Review

5.	Estimating IP Value in Use

5.1	General

Estimating IP cash flows is based on the Company’s projections for the upcoming years, in conformity with the work assumptions and economic parameters approved by the Company’s Management and presented to us in January 2011.

To establish IP value, we estimated the Company’s future cash inflows from use of the EPO in Multiple Myeloma patients in advanced stages of the disease.  For this reason, we assumed a probability-weighted future cash flow for completing R&D, manufacture and marketing of the drug.  The cash flow multiplied by the accumulated probability of success was discounted at the relevant price of capital estimated by us.

Based on the prevailing market competition structure and the parameters influencing the success or failure of the patent commercialization described in Section 2 above, we estimated the probability of success in the clinical trial and for  generating future cash flows.

To succeed in the trial and generate future cash flows, a number of milestones must be met. The probability of each was estimated separately, when compliance with each milestone of the following items is dependent on all the milestones preceding it.  The milestones are:

1.	Completing Phase II of EPO development and obtaining approvals to move to Phase III.
2.	Completing Phase III of EPO development.
3.	Successful completion of all the clinical trial stages and registrations and the drug’s entry into the market for worldwide sales.

February 2011	XTL - IP Impairment Review

4.
Recognizing EPO as an “Orphan Drug” grants the manufacturer  marketing exclusivity for a further period of 7 years after completion of R&D formalities and obtaining the required approvals for manufacturing and distributing the drug.  In the European Union, a longer recognition period of 10 years is customary.

In general, biotechnology companies have a number of milestones enabling them to detect a clinical failure in terms of time/cost:

a.	Interim results of a clinical trial (if planned) - for instance, in the midst of the clinical phase. If a two-year trial is planned, certain results may be obtained within a year.
b.	Final results of a clinical trial - obtained 3 months after completion.

The greater the progress in the clinical phases, the less the development risks   encountered, when the most significant risk reduction occurs on completion of Phase II.

The graph below shows the data published by UBS/Julius Baer, illustrating the R&D costs, failure risk and drug value.   One sees how the probability of failure is reduced as R&D progress is achieved:

February 2011	XTL - IP Impairment Review

Accordingly, cash flows were estimated to determine IP value in each of the situations described above.  We assessed the Company’s success in the following drug development phases (Phase II, Phase III and registration with the authorities) on the basis of studies conducted by Gilles Lamarch, Salim Kanji and Jean Sasseville in August 20063.

	Probability of Success	Accumulated Probability
Phase I	62.50%	62.50%
Phase II	35%	21.90%
Phase III	68%	14.90%
File	90%	13.40%

Furthermore, besides the probabilities of success of the said phases, we estimated the Company’s prospects of obtaining Orphan Drug Designation at 60%, based inter alia on estimates made by the Company’s Management and its professional consultants, and analyses of similar cases/companies developing drugs for this disease as of January 2011.  It should be noted that during the second half of 2009,  Keryx Company obtained the status of Orphan Drug from the FDA for the KRX-0401 drug, when this was in the process of Phase II Clinical Trial and designated for identical indication to that of the Company.

Another published case is Senesco Technologies, which in January 2011 obtained Orphan Drug Designation prior to inception of the clinical trials4.

3 Probabilities were determined based on a combination of studies and analyses by  Tufts DiMasi, Pharmaprojects, Frenkel Group and Decision Resources.

4 Senesco Technologies treatment for multiple myeloma receives orphan drug status, Proactiveinvestors, January  03, 2011

February 2011	XTL - IP Impairment Review

5.2	Projected Revenues

Evaluating Market Potential

The Company’s projected revenues are determined according to the market penetration rate of its products.  Multiple Myeloma is a hematological cancer,  characterized by the uncontrolled proliferation of plasma cells, a type of white blood cells in the bone marrow, thus leading to the formation of malignant cells causing damage and partial bone destruction.  This disease has a multi-focal nature, reflected by formation of multiple malignant cell foci.  The malignant cells and the proteins secreted by them are responsible for a series of clinical manifestations and complications, including damage to the bones, accompanied by pain and fractures, damage to the bone marrow and anemia, susceptibility to infections, weakening of the immune system, nervous system impairment, renal insufficiency, coagulation defects, etc.  Multiple Myeloma is an incurable disease, with patients’ mean life expectancy of about 3-5 years.

Only in the U.S., the overall number of new cancer cases diagnosed in 2005 stood at approximately 1.4 million (0.4% of the population), while the number of death cases from cancer stood at approximately 0.6 million (0.2% of the population).

Multiple Myeloma is a common blood cancer, comprising about 10% of all blood cancers, when only in the U.S. there are 69,000 patients suffering from the disease5 (as recently published  by the Leukemia & Lymphoma Society, one of the leading societies in the U.S. in the field of blood cancers).

5 Facts 2010-2011, the Leukemia & Lymphoma Society Fighting Blood Cancer.

February 2011	XTL - IP Impairment Review

Up-to-date information about the number of new cases of Multiple Myeloma in the United States shows that some 20,000 new patients are diagnosed yearly with this disease (according to data published in IMF Patient Handbook6, 2010/2011 edition, recently published).  Furthermore, based on National Cancer Institute (NCI) publications, in 2010 some 20,180 new cases were discovered in the U.S.  This is a substantial increase compared with a study conducted by the NCI, which estimated the number of new patients in 2005 at 16,000. This data was corroborated by a leading U.S. hospital (Cleveland Clinic) which in 2005 reported that some 16,000 patients had been diagnosed with Multiple Myeloma.  This number obviously increases to the extent that the average global life expectancy is prolonged.

Multiple Myeloma is largely considered as a disease of aging, tending to occur more frequently in older people aged 65-70, although cases in which the disease is diagnosed among patients in their 50s are not rate.  Additionally, Multiple Myeloma comprises 1% of all the different types of cancer cases and 2% of all death cases originating in cancer diseases.

Size of Relevant Market
To evaluate the size of the target market, we assumed that the number of U.S. patients comprises almost half that number globally, to whom the Company intends to sell its products (U.S.A., Europe (large countries), Israel,  Africa, Canada, etc.).  Accordingly, the number of new cases diagnosed with Multiple Myeloma globally, which is the basis for calculating the overall number of patients treated with the drug therapy developed by the Company, is estimated by us at approximately 45,000 persons per annum.

It should be noted that in estimating the number of potential patients requiring the treatment, we have not taken into consideration those diagnosed with the disease at present, as Multiple Myeloma is considered to be incurable, and patients’ mean survival rate does not exceed 3-5 years.

6 International Multiple Myeloma Foundation, Patient Handbook, Brian G. M. Durie, 2010/2011 editions.

February 2011	XTL - IP Impairment Review

Estimated Continued Drug Use
As the medication offered by the Company must be given to patients throughout their entire life after the start of therapy, we have estimated the life expectancy predicted by the Company for patients treated with EPO.  Based on the results of the latest survey conducted by the Company, coupled with the Management’s forecasts and expectations, we have assumed that the average life expectancy of Multiple Myeloma patients during the period of treatment with EPO, is 48 months (about 4 years).  The implication is that patients treated with this drug will, on average, live 4 years longer, in the course of which the Company will sell them EPO.

The drug’s selling prices also depend on competitive market conditions.  Extensive off-label use of the EPO might lead to a sharp drop in prices, which could also be affected by the launch of new competitive products.  Also, launching competitive products on the market could affect the EPO’s selling price. To calculate income, we have assumed that revenues from sales will remain constant at $11,7007 per treatment for an individual patient yearly,  when the Company will be entitled to fixed royalty payments on sales by a large pharmaceutical company.  This assumption is in line with the Management’s expectations.

Market Launch Date
The date of launching the EPO on the market is likely to change significantly, and ranges over a relatively wide span of years.  Accordingly,  the Company’s revenues from manufacturing and marketing the drug depends critically on the  success of its clinical trials and on obtaining all the necessary permits.

7 The current price of an EPO injection for patients with anemia is $150.  According to he Company, prices of other medications for the treatment of Multiple Myeloma are even higher.  However, it is felt that as the generic use of the drug by these patients will be allowed from 2012-2013, prices will drop by about 50%.  Each patient using this medication must receive 3 weekly injections - i.e. the cost of the EPO per patient is: $150 x 50% x 3 x 52 = $11,700.

We have therefore assumed that R&D completion and the success of Phase II/III, as well as regulatory registration of the clinical trials, start of series manufacture by subcontractors and marketing the drug to patients, will commence in 2017, as outlined below.

According to the Company, Phase II is expected to last 2.5 years and Phase III -  3-4 years.

Projected Market Penetration Rate
From the revenue aspect, in order to estimate the number of new patients who will be treated with the drug each year, we have assumed that the Company’s  penetration rate will gradually increase.

According to the Company and its medical consultants, and based on Bloomberg reports8, the penetration rate of other drugs for the treatment of Multiple Myeloma reached 40% during the initial 3-4 years of their market launch.  EPO prices are expected to be lower than similar drugs available at present, and with fewer side effects.  We have therefore assumed a 10% penetration rate in the first year’s market launch, gradually increasing to 55% by 2023.

The implication is that the Company,  in 2017, will encounter 4,500 new cases of Multiple Myeloma, with this number increasing yearly and each patient being treated for 4 years on average, as the following table shows:

	2017	2018	2019	2020	2021	2022	2023
Accumullated potential patients each year	45,000	45,000	45,000	45,000	45,000	45,000	45,000
Penetration rate each year	10%	20%	35%	45%	55%	55%	55%
Company's new patients each year	4,500	9,000	15,750	20,250	24,750	24,750	24,750
Accumullated number of company's patients	4,500	13,500	29,250	49,500	69,750	85,500	94,500

8 http://www.bloomberg.com/apps/news?pid=newsarchive&sid=aQHENps19ldg

February 2011	XTL - IP Impairment Review

As there is a certain likelihood that the Company will be granted Orphan Drug Designation, its cash flow has been weighted over 7 years after completion of R&D and obtaining approvals, during which time the Company will benefit from exclusive marketing and distribution of the drug (similar to the rights granted under the Patent).  At the end of 7 years, the price of the drug and number of patients taking it will be considerably reduced, hence the Company’s cash inflow from the EPO will not be significant.

We have therefore assumed that the Company’s cash flows, from 2024 onward, generated from the EOP drug, will not be substantial, owing to the reasons outlined above and as shown in the following graph:

Furthermore, as it is customary in the industry for R&D companies to sell their drug manufacturing and marketing rights to outside entities (in most cases, to large pharmaceutical companies) which manufacture and market the drug themselves, against payment of royalties and additional money to the development companies, we have estimated the Company’s future revenues based on a similar royalties model and similar transactions executed in the sector.

Assumptions about Royalty Rates
The total royalties paid to a R&D company for a drug depends on a variety of factors, and primarily: (a) the risk level of the anticipated development; (b) future development costs and the Company’s financial position; (c) potential of market targeted by the drug; (d) competition level and substitute products available in the market.

February 2011	XTL - IP Impairment Review

Furthermore, as customary in this type of transactions, there is a certain exchange ratio between the advance payment/lump sum paid to the Company at the time of signing the agreement, and the royalty rate payable to the Company from future revenues.  Companies in various stages of developing a drug are also likely to request payment on account of attaining development targets, or alternatively, funding for the drug’s continued R&D.

February 2011	XTL - IP Impairment Review

The table below sets out the number of transactions executed vis-à-vis similar companies over the past years:

Name of Company	Development Status (phases completed)	Down payment	Royalty rate	Competition level (high/low)	Potential Market Size
Montigen Inc.	Number of drugs in pre-clinical trials	$18 m. (9 in cash and 9 in Supergen’s shares. Further amount up to $22 m. ceiling will be paid for attaining milestones.	Apparently none	At all levels - but still far from commerciali-zation	Billions of dollars
Hunter-Fleming	2 drugs in Phase II 2 drugs in Phase I 1 pre-clinical drug	€ 8 m. less outstanding debt (amount not know) in shares	€ 17 m. more in shares on completion of milestones	Huge competition	Vast markets - Alzheimers arthritis etc.
Elbion	One drug ready for Phase II. 2 drugs pre-clinical	Approx. $30 m.		Moderate	Billions of dollars
Innovive Pharmaceuticals, Inc.	4 drugs in clinical trials	$30 m. in CytRX shares	Not known. Deals comes to $21.3 m., according to milestones	Varies (depending on drug	Billions of dollars
Neosil	Phase II completed	$6.7 m.	None	Moderate	Billions of dollars (very large market)
Targanta Therapeutics	Phase III successfully completed, but FDA requires further completions	$42 m.	$95 m. prior to milestones (inc. attaining unspecified sales targets)	Moderate	One billion dollars
IDM Pharma, Inc.	Phase III successfully completed and approval obtained for EU sales	$75 m.	No royalties	Moderate - Orphan Drugs in Europe by 2014	Billions of dollars
Onyx	One drug successfully completed Phase IIb - second drug in pre-clinical trials	$59 m.	2-digit royalties		Only Japanese market

February 2011	XTL - IP Impairment Review

The graph below shows the frequency of royalty rates paid by pharmaceutical companies:

Additionally, the graph below sets out the royalty rates actually paid per individual product, split according to the development phase in which the agreement was signed:

February 2011	XTL - IP Impairment Review

Below are the customary royalty rates negotiated under licensing agreements, according to the clinical trial phases of the product (N=number of agreements).

As the Company may reasonably sign a distribution agreement only after R&D completion (Phase III), based on the transactions listed in the above table as well as the graphs included in this section, the Management expects that, given the commercial conditions prevailing in the market and once all the approvals have been issued, a lump sum of $25 m. will be paid to the Company along with a fixed royalty rate of 12.5% on EPO sales.

Below is the Company’s projected revenue from IP for 2017-2023 ($ Thous.):

	2017	2018	2019	2020	2021	2022	2023
Accumullated potential patients each year	45,000	45,000	45,000	45,000	45,000	45,000	45,000
Cost of drug per patient	11.7	11.7	11.7	11.7	11.7	11.7	11.7
Total revenues from drug sales	52,650	157,950	342,225	579,150	816,075	1,000,350	1,105,650
Company's royalty rates	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%
Company's potential royalties	6,581	19,744	42,778	72,394	102,009	125,044	138,206
Revenues' expectancy	1,410	4,229	5,498	9,304	13,110	16,071	17,762

February 2011	XTL - IP Impairment Review

5.3	Expenses Forecast

The Company estimates that Phase II will cost $1.5 m. (and last 2.5 years), while Phase III will cost $10-20 m. (and last 3-4 years).  We have assumed that Phase II costs will spread evenly over 2011-2013, while Phase III is estimated at $16 m. spreading evenly over 2014-2017.

On the other hand, it is probable that the Company will be exempt from conducting Phase III.  As of the date of drafting this Opinion, the Company has been unable to assess the probability of obtaining the exemption, which is  relatively quite difficult.  We have therefore assumed that the Company will be compelled to execute the third phase of the clinical trials in order to be allowed to manufacture and market the drug.

Based on the foregoing, we have assumed that the Company, up to and pending successful completion of the clinical trials, will require $17.5 m. over a 6 year period, as shown in the following table:

		Period pending completion
Phase	Cost ($ m.)	of clinical trial phase
Phase 2	1.5	2.5
Phase 3	16	3.5
Total	17.5	6

It should be emphasized that approval of clinical trials in Phase I, Phase II and Phase III requires the preliminary approval of  the IRB/Helsinki Committee and of the regulatory health authorities in the countries where the trials are performed.  Only successful results in the advanced stages will ensure the possibility of moving from one phase to the next one.  Following successful completion of the above (including Phase III), applications for approval of drug registration may be submitted to the relevant health authorities, e.g. the FDA in the U.S.

February 2011	XTL - IP Impairment Review

Apart from the funds required to complete drug development as discussed above, the Management estimates that its current expenses (excluding clinical trials) in connection with the Patent and the activity relating thereto will amount to some $0.6 m. yearly.

The Company’s expenses (both development as well as current expenses) have been weighted at identical probabilities to those taken into account in calculating its revenues.

February 2011	XTL - IP Impairment Review

The following table shows the expense outflow during 2011-2023 ($ Thous.):

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Expences
Cost of Phase II	-500	-500	-500
Cost of Phase III				-4,571	-4,571	-4,571	-2,286
G&A	-600	-600	-600	-600	-600	-600	-600	-600	-600	-600	-600	-600	-600
Payment to YEDA if Phase II is successfully completed			-350
Royalties to YEDA	0	0	0	0	0	-60	-14	-42	-55	-93	-131	-161	-178
Total expectancy costs	-1,100	-1,100	-1,450	-1,810	-1,810	-1,831	-690	-138	-84	-89	-94	-98	-100

February 2011	XTL - IP Impairment Review

5.4	Investment Forecast and Investment in Working Capital and Tax

•
In conformity with international standards, future negative cash flows that improve or increase the asset’s performance level, must not be taken into account when estimating the asset’s value in use, and positive cash flows deriving from such investments must be neutralized.   While it is necessary, in the context of cash flows, to take cash outflows necessary for maintaining the level of future projected economic benefits likely to derive from the asset in its present situation, however, in this case, we do not anticipate a need for investment in structures and/or office equipment and/or computers etc.

Working Capital
•	There is no need for the Company to invest in working capital.

Taxes
•	In conformity with international standards (IAS 36), the cash flow forecast is not supposed to include an income tax expense, and accordingly, this has not taken into account in the said forecast.

5.5	Discount Rate

•
Pursuant to IAS 36, when measuring the recoverable value of a cash-generating unit, no payment in respect of income tax must be included.  Consequently, the discount rate used to estimate current cash flow value must be calculated as the pre-tax discount rate.

February 2011	XTL - IP Impairment Review

•	In this report, we have applied a post-tax discount rate, based on the WACC model. Below is a summary of the parameters used to calculate the discount rate:

Source	Value	Parameter
Bank of Israel	2.84%	Non-risk interest
Damodaran On-line	6.28%	Market premium
Damodaran On-line	1.20	Beta
IBBOTSON Associates	10.01%	Supplement for small company
*Assessment - see note below	3.00%	Supplement for specific risk
	23.39%	Price of equity

*
As companies in the industry are accustomed to developing a range of medications for various indications, while value estimated in this case and at this stage is for a single development for a specific indication, we have added a specific risk premium of 3% beyond the usual average risk.

Accordingly, the discount rate in this report is set at 23%.

•
As mentioned earlier, the Standard prescribes the use of a pre-tax discount rate.  The pre-tax discount rate leading to the value of an operation identical to that calculated on the basis of the WACC rate specified, is 25%.

February 2011	XTL - IP Impairment Review

5.5	Value in Use of IP and Cash Flow Forecast

Below is a breakdown of IP cash flows based on the assumptions outlined above:

									Beg.
									Orphan
	Beg.		End	Beg.		End			Drug				End. Orphan
	Phase II		Phase II	Phase III		Phase III	Filing		Des.				Drug Des.
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023

Accumullated potential patients each year							45,000	45,000	45,000	45,000	45,000	45,000	45,000
Penetration rate each year							10%	20%	35%	45%	55%	55%	55%

Company's new patients each year							4,500	9,000	15,750	20,250	24,750	24,750	24,750

Accumullated number of company's patients							4,500	13,500	29,250	49,500	69,750	85,500	94,500
Cost of drug per patient							11.7	11.7	11.7	11.7	11.7	11.7	11.7
Total revenues from drug sales							52,650	157,950	342,225	579,150	816,075	1,000,350	1,105,650
Company's royalty rates							12.5%	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%
Company's potential royalties							6,581	19,744	42,778	72,394	102,009	125,044	138,206

Revenues			0
Probability of success			35.0%
Accumulated probability			35.0%
Revenues' expectancy			0
Phase III & Filling						100%	0%
Covenants						25,000	0
Probability of success						68.0%	90.0%
Accumulated probability						23.8%	21.4%
Revenues' expectancy						5,950	0

Royalties
Probability of success									60%
Accumulated probability							21.4%	21.4%	12.9%	12.9%	12.9%	12.9%	12.9%
Revenues' expectancy							1,410	4,229	5,498	9,304	13,110	16,071	17,762

Revenues' expectancy	0	0	0	0	0	5,950	1,410	4,229	5,498	9,304	13,110	16,071	17,762

Expences
	100.0%	100.0%	100.0%	35.0%	35.0%	35.0%	23.8%	21.4%	12.9%	12.9%	12.9%	12.9%	12.9%
Cost of Phase II	-500	-500	-500
Cost of Phase III				-4,571	-4,571	-4,571	-2,286
G&A	-600	-600	-600	-600	-600	-600	-600	-600	-600	-600	-600	-600	-600
Payment to YEDA if Phase II is successfully completed			-350
Royalties to YEDA	0	0	0	0	0	-60	-14	-42	-55	-93	-131	-161	-178
Total expectancy costs	-1,100	-1,100	-1,450	-1,810	-1,810	-1,831	-690	-138	-84	-89	-94	-98	-100

Total cash flow	-1,100	-1,100	-1,450	-1,810	-1,810	4,119	720	4,092	5,414	9,215	13,016	15,973	17,662
Total Value	3,393

Value in use of IP (also comprising its recoverable amount) = US$3,393.

February 2011	XTL - IP Impairment Review

6.	Analysis of Similar Transactions

To establish the assessment of the IP’s recoverable amount transferred, we proceed to analyze similar sale transactions, on the basis of which we obtained an indication of the Company’s IP value.   The findings of this analysis showed a considerable dissimilarity in values, varying between millions of dollars to hundreds of millions of dollars.  Furthermore, it is evident that correlation between the investment amount in these companies and the value of the IP sold is not high.

Name of Company	Year Established	Selling Date	Proceeds of Sale	Total Investment in Company
Ester Neurosciences	1997	2007	$15 m. + further $17 m. according to compliance with targets	10
Hamilton pharmaceuticals	1932	2007	$4.4 m. in shares + further $4 m. according to compliance with targets	11
Miikana Therapeutics	2002	2005	$21 m. in shares + further $18 m. according to compliance with targets	8
MacroChem Corporation	1981	2009	$3 m.	100
Proteolix, Inc.	1992	2009	$276 m. + further $40 m. according to compliance with milestones and $535 m. based on obtaining regulatory approval	n.a
ONYX	1992	2010	Against receipt of license to Japanese market only: $59 m. down payment + $280 m. based on sales and development, plus 2-digit royalties on sales.	n.a

February 2011	XTL - IP Impairment Review

It is worth mentioning that the value of the said transactions is largely impacted by assessments made by the parties to the transaction, prospects of success of the product’s development portfolio close to the date of acquiring the IP and the patent’s development stage.

As evident from the above table, the value ranges in the field of biotechnology are great, thus it is likely that the IP value in different circumstances might have exceeded $10 m.  IP transactions usually include patents and data extracted from studies, and tests performed on the basis thereof, when the proceeds in the transactions comprise three factors: payment of an advance (between hundreds of thousands and tens of millions of dollars - depending on development progress and ongoing development), payment in respect of compliance with milestones (also between millions of thousands and tens of millions of dollars) and a third factor deriving from payment of royalties as a percentage of sales, when a product to be marketed as IP is sold.   This is particularly feasible in situations where large pharma companies fail in the clinical trials, and thus a gap is created in the development pipe-line of future products.  In such cases, pharma companies might be willing to pay higher prices for IP assets, which inherently constitute a potential for developing future drugs.

February 2011	XTL - IP Impairment Review

7.	Comparison between Value in Use of IP and Carrying Value of Identified Cash-generating Unit

Based on a comparison between the carrying value of a cash-generating unit and the IP’s recoverable amount, it emerges that the IP should not be amortized in the Company’s books.

Chapter D – Additional Corporate Information

Corporation Name:	XTL Biopharmaceuticals Ltd. (Hereinafter: The Company)

Company No. :	52-003947-0

Address: (Regulation 25a)	85 Medinat Hayehudim (Building G) POB 4033 Herzliya Pituah 46766

Telephone: (Regulation 25a)	09-9557080

Fax: (Regulation 25a)	09-9519727

Email: (Regulation 25a)	IR@xtlbio.com

Balance Sheet Date: (Regulation 9)	31 December 2010

Report Date: Regulation 7	29 March 2011

Regulation 10a	Summary of the Quarterly Statements of Income

Line item	Q1 2010	Q2 2010	Q3 2010	Q4 2010	2010
USD in Thousands
Revenue	-	-	-	-	-
Cost of Sale	-	-	-	-	-
Gross Profits	-	-	-	-	-
Research and Development	-	-	-	64	64
Sales and Marketing	-	-	-	-	-
Administrative and General	335	317	296	274	1,222
Profits (Losses) Other, Net	-	-	-	30	30
Operating Profit (Loss)	(335)	(317)	(296)	(308)	(1,256)
Financing Income	-	2	9	(5)	6
Financing Expenses	1	1	3	2	7
Tax Benefit	-	-	-	-	-
Profit (Loss) for the Period	(336)	(316)	(290)	(315)	(1,257)

Regulation 10c	Use of Securities Proceeds while Referring to Proceed Goals in accordance with the Prospectus

Whereas the company completed the offering in accordance with the prospectus and the supplementary notice only on 7 March 2011, as of the date of this report, no material change has been made in the purpose of the securities proceeds as stipulated in Chapter E of the Company Prospectus from 28 February 2011.

Regulation 11	List of Investments in Subsidiaries and Related Companies on the date of the report

Company	No. of Shares on Stock Exchange	Type of Shares	No. of Shares	NV Per Share in USD	Cost	Book Value
					USD in Thousands
XTL Biopharmaceuticals Inc. (USA)	-	Ordinary	1,000	0.01	21,318	(218)
XTL Development Inc. (USA)*	-	Ordinary	1,000	-	17,500	(17,027)
XTEPO Ltd.	-	Ordinary	133,063,688	20.03	3,925	3,918

Holding Percentage
Company	In Issued Share Capital	In Voting	Authority to Appoint Directors
XTL Biopharmaceuticals Inc. (USA)	100%	100%	100%
XTL Development Inc. (USA)*	100%	100%	100%
XTEPO Ltd.	100%	100%	100%

*) held indirectly by XTL Biopharmaceuticals Inc. (granddaughter company)

1 Indirect investments by XTL Biopharmaceuticals Inc. (USA)
2 Nominal value of NIS 0.1 is translated into USD based on the exchange rate on the day of the company acquisition (3 August 2010) as part of the Bio Gal Transaction (See Note 1b of the Consolidated Financial Statements)

Regulation 12	Changes in Investments in Subsidiaries and Related Companies during the Report Period

On 3 August 2010, the Bio Gal transaction was completed in which the company acquired full possession of XTEPO Ltd. in an exchange of shares agreement. For more information, see Note 1b in the financial statements.

Regulation 13	The total profit of the subsidiaries and related companies and company revenue from them on the balance sheet date

Company	Profit/ (Loss) Before Taxes	Profit/ (Loss) After Taxes	Dividend	Management Fees	Interest
USD in Thousands
XTL Biopharmaceuticals Inc. (USA)	(11)	(11)	-	-	-
XTL Development Inc. (USA)*	(4)	(4)	-	-	-
XTEPO Ltd.	(7)	(7)	-	-	-

•	Held indirectly via XTL Biopharmaceuticals Inc. (granddaughter company)

Regulation 14	List of groups with loan balances given for the balance sheet dates, if the loan lending was one of the corporation's primary areas of operation

None – the company is not involved in loan lending

Regulation 20	Trading on the Stock Exchange – Securities that were listed or unlisted during the report year

During the report year, the company's securities were listed as follows:

On August 3, 2010 the company listed 133,063,688 ordinary shares of the company in accordance with the completion of the Share Swap Agreement with Bio-Gal.

Despite the aforementioned, after the report date and following completion of the offering by the company on 7 March 2011, on 9 March 2011, the company listed for trading 12,305,000 ordinary shares of NIS 0.1 par value per share; 6,152,500 warrants (Series 1) that can be exercised to 6,152,500 ordinary shares of NIS 0.1 par value per share and 18,457,500 warrants (Series 2) that can be exercised to 18,457,500 ordinary shares of NIS 0;.1 par value per share (See Chapter A Article 2.1)

Regulation 21	Compensation for Officers and Interested parties in the Company

8.1	Compensation for Officers

Listed below is an itemization of all compensation paid by the company and all of its liabilities for compensation that it assumed responsibility for, including grants and retirement terms, that were paid to each of the five top earning executives in the company, whether the compensation or liability for compensation was given to the executive or whether it was given afterwards for the executive (USD in Thousands):

For the twelve month period ending 31 December 2010:

2010
Itemization of People Receiving Compensation				Compensation for Services USD in Thousands							Other Compensation USD in Thousands		Total in USD
Name	Position	Scale of Position	Holding Percentage in Corporate Capital	Salary	Grant	Share- based Payments	Management Fees	Consulting Fees	Commission	Other	Interest	rent
David Grossman	Director and CEO	100%	-	-	-	115	172	-	-	-	-	-	287
Ronen Twito	CFO	100%	-	163	-	42	-	-	-	-	-	-	205
Moshe Mittelman	Medical Director (since August 2010)	Partial	2.74%	-	-	23	5	-	-	-	-	-	28
Marc Allouche	Director	-	-	16	-	10	-	-	-	-	-	-	26
Amit Yonay	Chairman of the Board	-	-	15	-	10	-	-	-	-	-	-	25

1.	Contractual Arrangement between the Company and Mr. David Grossman, Company Director and CEO

On 2 March 2010, the company's annual general meeting approved, after having received Board of Director approval, the terms of Company CEO Mr. David Grossman (Hereinafter CEO), and accordingly, signed a personal contract with him that went into effect on 3 August 2010, the date of completion of the exchange of shares agreement (Hereinafter The Date of Record)3, the main points being:

1.1.
The Transaction Period – the contractual arrangement with the Company CEO is not limited in time (Hereinafter: The Term of the Agreement). Either side will be entitled to terminate the Agreement at any time and for any reason prior to the end of the Term of the Agreement, pursuant to issuing 4 months written notice in advance (Hereinafter: Advanced Notice) that will be delivered in writing to the other party.

Compensation – As of 1 January 2010, the Company CEO will be entitled to an annual compensation of NIS 336,000 gross. If the company canvasses a sum between USD 3 million – 10 million through an offering and the company then carries out another material transaction (merger or acquisition, partnership, acquisition of intellectual property, etc.), the CEO's annual compensation will be raised to NIS 630,000 gross relative to the sum raised. If by 1 July 2010, the company has not raised said funds, the CEO's annual compensation will be raised to NIS 480,000 gross.
It should be noted that the company did not raise the said funds and accordingly, as of 1 July 2010, the CEO's annual compensation was raised to NIS 480,000.

1.2.
Options – for serving as company CEO, Mr. Grossman will be entitled to 1,610,000 non-negotiable share options, for no consideration, that can be exercised into 1,610,000 ordinary shares of NIS 0.1 par value per share, subject to regular adjustments in the company's options plan. The exercise price for a share option into exercise shares is NIS 0.075. 33% of said share options will vest immediately upon their issuing and 67% of said share options will vest and can be exercised into exercise shares on a monthly basis beginning on the date of their issuance and for two years subject to his continuing to serve in his position during this time.

3 In accordance with the notice of the company CEO Mr. David Grossman regarding deferral of his salary in accordance with the agreement until completion of the Bio Gal transaction, and in accordance with the recommendations of the audit committee and decision of the company's board of directors from 24 March 2010 that approved said salary deferral, and as a credit transaction, in accordance with Article 1a of the Companies Regulations (Easements in Transactions with an Interested Party) 5760 - 2000

In accordance with the Black-Scholes model, and the calculation equation adopted by the Stock Exchange guidelines, taking into account the closing rate of company shares on the Stock Exchange on 18 January 2010, which was NIS 0.32, the economic value of each share option is NIS 0.2849 and the economic value of all share options assigned to the CEO is NIS 458,744. The premises that served as the basis for calculating the economic value of the share options are: Standard Deviation 64.6%, Capitalization coefficient of 1% based on the updated parameters for calculating securities and capitalization coefficients from 3.1.2010, exercise price of NIS 0.075 4.
1.3.
As part of the terms of the company's agreement with him, and in light of the fact that the CEO made available his services to the Company for no consideration since 11 February 2009, the company CEO will be entitled to a one-time bonus in compensation for his services in 2009 of NIS 430,000 that will be paid in five equal monthly installments.

1.4.
If within the 24 months from the start date of the contractual arrangement with him in accordance with the Agreement, the company raises over USD 3 million in capital, the company will pay the CEO a 1% bonus from amount raised but no more than USD 150,000.

1.5.
Within the confines of his job, the company CEO will be entitled to social benefits such as recovery pay, directors insurance, study fund, Level 4 car, cell phone and a subscription to a daily newspaper, as is standard for company executives or another compensation that will reflect the company cost to said benefits.

On 26 and 27 February 2011, the company's audit committee and board of directors approved, respectively, the company CEO's request and in accordance with the terms of the Agreement that they signed with him that the contractual arrangement of the CEO will be that of providing management services as an independent contractor and only if the financial consideration that will be paid to him does not exceed the cost to the company for his employment as an employee as stipulated above and that the company CEO undertakes to indemnify the company if an employer-employee relationship will be established between himself and the company.

4 It should be noted that the gap between the exercise price and the nominal value of the share will be covered on the options exercise date, if exercised, by transferring the sum of the difference from the share premium line to the share capital line in the company's financial statements.

2	Chief Financial Officer – Mr. Ronen Twito

On 29 July 2009, Mr. Ronen Twito was appointed Chief Financial Officer in the Company. Accordingly, a personal employment contract was signed with Mr. Twito that has been in effect since 24 June 2009 (Hereinafter: The Date of Record), the main points being:

2.1
Term of Employment – the employment of Mr. Twito in the company is not limited in time (Hereinafter: Term of Agreement). Either side will be entitled to terminate the Agreement at any time and for any reason prior to the end of the Term of the Agreement, pursuant to issuing 3 months written notice in advance (Hereinafter: Advanced Notice) that will be delivered in writing to the other party.

2.2
Salary - As of 24 June 2009, Mr. Twito will be entitled to an annual salary of NIS 318,000 gross. If the company canvasses a sum between USD 3 million – 10 million through an offering and the company then carries out another material transaction (merger or acquisition, partnership, acquisition of intellectual property, etc.), the CFO's annual salary will be raised to NIS 600,000 gross. If twelve months have passed since the Date of Record and the company has not raised said funds, the CFO's annual salary will be raised to NIS 456,000 gross.

It should be noted that the company did not raise said funds and accordingly, as of 25 June 2010, the CFO's annual salary was raised to NIS 456,000.

2.3
Options - for serving as company CFO, Mr. Twito will be entitled to 1,400,000 non-negotiable share options, for no consideration, that can be exercised into 1,400,000 ordinary shares of NIS 0.1 par value  per share, subject to regular adjustments in the company's options plan. The exercise price for a share option into exercise shares is NIS 0.075. 33% of said share options will vest immediately upon their issuing and 67% of said share options will vest and can be exercised into exercise shares on a monthly basis beginning on the date of their issuance and for three years subject to his continuing to serve in his position during this time.

In accordance with the Black-Scholes model, the economic value of each share option is NIS 0.42079 and a total of NIS 589,106 for all share options5. The premises that served as the basis for calculating the economic value of the share options are: Standard Deviation 156.4%, Capitalization coefficient of 0.5% based on the updated parameters for calculating securities and capitalization coefficients from 1.7.2009, share price of NIS 0.423 and an exercise price of NIS 0.075.

2.4
Conditional Bonus – If the company manages to raise US$ 15 million on said date, and Mr. Twito does not exercise the options given to him as stated above, Mr. Twito will be entitled to receive payment of a one-time bonus of US$ 200,000 (Hereinafter: The Bonus). In said case, all of Mr. Twito's options that were not exercised will be locked for a period of 6 months. If in the said case, the company raises more than US$ 3 million, but less than US$ 15 million, Mr. Twito will receive a bonus that is calculated linearly in relation to the funds raise between US$ 3 million and US$ 15 million.

2.5
Social Benefits; Car; Severance Pay – within the confines of his job, Mr. Twito will be entitled to social benefits such as recovery fee, directors insurance, study fund, level 4 car, cell phone and coverage of expenses related to participation in annual accountant conferences as is standard for company executives.

3.	Medical Director of Multiple Myeloma Field – Prof. Moshe Mittleman

On 12 July 2010, the company entered a contractual arrangement with Prof. Moshe Mittleman who was appointed Medical Director in the Company (Hereinafter The Mittleman Agreement). In accordance with the contents of the agreement, Prof. Mittleman will be appointed to the position, pursuant to completion of the exchange of shares agreement (as defined in Article 1.3 in Chapter A of this Report) and accordingly, Prof. Mittleman was appointed to the said position on 27 August 2010. Listed below are the main points of the agreement:

5 It should be noted that the gap between the exercise price and the nominal value of the share will be covered on the options exercise date, if exercised, by transferring the sum of the difference from the share premium line to the share capital line in the company's financial statements.

3.1
Prof. Mittelman will provide services to the company and will be appointed Medical Director in the company. Within the confines of his job, Prof. Mittelman will be considered a service provider to the company and the relationship between Prof. Mittelman and the company will not be that of an employer-employee relationship. In accordance with the stipulations of the Agreement, payments to which Prof. Mittelman is entitled will begin 90 days after the date of completion of the shares swap agreement (as defined in Article 6.2.1 above), i.e. on 3 November 2010 (Hereinafter: Date of Record).

3.2
Term of Employment – subject to the stipulations in Article 3.3. below, the company entered a contractual arrangement from the date of record and that will last until the date of successful completion of the Phase 2 trial on the company drug (as defined above). (Hereinafter: The Basic Term of the Agreement). For the purpose of this article, the phrase "Successful completion of the Phase 2 trial will be defined as follows: six (6) months after the trial of the company drug on the last patient in accordance with trial protocol or on an earlier date if the company notified Yeda of its desire to discontinue said trial.

3.3
Without derogating from the generality of the aforementioned in Article 3.2 above, the term of the agreement will be automatically renewed for a 12-month period (Hereinafter: The Additional Term), unless if two months prior to the end of the Basic Term of the Agreement or Additional Term, either party notifies the other party of their desire to not renew the term of the Agreement.

Despite the aforementioned, and in accordance with the stipulations in the Agreement, either party is granted the right to notify the other party of their desire to terminate the contractual arrangement subject to provision of 60 days written advanced notice.

3.4
Compensation – As of the date of record and until 6 months have passed, Prof. Mittelman will be entitled to a monthly payment of US$ 2,500 (Hereinafter The Monthly Consideration). If at the end of 6 months from the date of record, the company failed to carry out Phase 2 trial on the company drug, the monthly consideration will not be paid to Prof. Mittelman until said trial is carried out. If said trial was delayed for regulatory issues and subject to this, Prof. Mittelman did provide service to the Company during said period, Prof. Mittelman will be entitled to receive the monthly consideration for the period as long as it does not exceed 3 additional months cumulative. Once the said trial has begun, Prof. Mittelman will be entitled to receive the monthly consideration with no time limitation and subject to the termination of the contractual arrangement as previously mentioned.

3.5
Options – for serving as a medical director in the company, Prof. Mittelman was allotted 640,000 non-negotiable share options that can be exercised into 640,000 ordinary shares of NIS 0.1 par value per share, subject to regular adjustments in the company's option plan. The exercise price for share options into exercise shares is NIS 0.1. 4.166% of the said share options will vest and can be exercised into exercise shares on a monthly basis beginning on the date they were granted and until the end of the two year term form the date of allocation, all share options can be exercised, subject to Prof. Mittleman continuing to serve in his position during this period (Hereinafter: The Maturation Period). Share options that have vested can be exercised for a period of up to 10 years from their date of allocation.

Without derogating from the generality of the aforementioned, the share options will be subject to specific provisions as follows: (1) if Phase 2 trial is started by the company, 50% of share options that have not yet vested will immediately vest; and (2) if the company terminates the term of Prof. Mittelman for 'cause', 25% of the amount of share options that have yet to vest on the date of termination of his term will be immediately vested.

In accordance with the Black-Scholes model, the economic value of each share option is NIS 0.261 and the economic value of all share options allotted to Prof. Mittelman is NIS 167,139. The premises that served as the basis for calculating the economic value of the share options are: Standard Deviation 64%, Capitalization coefficient of 2% based on the updated parameters for calculating securities and capitalization coefficients from 26.8.2010, and an exercise price of NIS 0.1.

3.6
Within the confines of his job, Prof. Mittelman is entitled to receive reimbursement for expenses incurred as part of his job pursuant to approval by the company's board of directors and presentation of proof

Regulation 21a	Control in the Corporation

As of the date of the report, the company has no controlling party as this term is defined in the Companies Law.

Despite the aforementioned, re Article 239 of the Companies Law that focuses on the number of votes required to appoint external directors and re Article 121 (c) of the Companies Law that focuses on the number of votes required to authorize the Chairman of the Board in the company to act as CEO or to wield his authorities, the company will deem Alex Rabinovitch, David Bassa and Shalom Manova as controlling shareholders in the company, while said individuals are interested parties in the company. In addition, any contractual arrangement by the company pertaining to issues specified in Article 270(4) of the Companies Law with Alex Rabinovitch, David Bassa and Shalom Manova and/or their associates, will be brought for approval in accordance with the provisions of Article 275 of the Companies Law. In said instances, the company will consider any of the said parties, who are not part of the transaction being brought for approval, as individual interested parties with its approval so that their vote will not in a quorum comprise one-third of the votes who are not individual interested parties with its approval.

Regulation 22	Information, to the best of the company's knowledge, regarding transactions with a controlling interest or if the controlling interest has a personal interest in its approval.

During and after the report period, the company did not enter a contractual arrangement in any deal with any controlling interest or a controlling interest has an interest in its approval.

Regulation 24	Holdings of interested parties and officers

To the best of the company's knowledge, interested parties and officers hold shares and other securities in the company as follows (company's share capital is composed of ordinary shares of NIS 0.1 par value per share)

Party of Interest	Held Security	Number of Securities	Holding Rate of shares on 31 December 2010 (in %)	Holding Rate of fully diluted shares (in %) 6	Nominal Value of company shares that parties of interest undertook to acquire or the company undertook to sell him (in NIS)
Alex Rabinovitch	Ordinary Shares	43,023,710	21.09%	18.81%	—
	Warrants (Series 1)	191,250	0%	0%	—
	Warrants (Series 2)	573,750	0%	0%	—
David Bassa	Ordinary Shares	21,705,987	10.64%	9.32%	—
Shalom Manova	Ordinary Shares	17,175,573	8.42%	7.38%	—
David Grossman	Unlisted share options	1,610,000	0%	0.69%	—
Amit Yonay	Unlisted share options	150,000	0%	0.06%	—
Marc Allouche	Unlisted share options	150,000	0%	0.06%	—
Ronen Twito	Unlisted share options	1,400,000	0%	0.60%	—
Moshe Mittelman	Ordinary Shares	5,590,896	2.74%	2.68%	—
	Unlisted share options	640,000	0%	0%	—
Total			42.89%	39.60%

Regulation 24a	Registered Capital, Issued Capital and Convertible Securities on 29 March 2011

Registered Capital: 700,000,000 shares of NIS 0.1 par value per share
Issued Capital: 204,016,006 shares of NIS 0.1 par value per share
All shares grant rights to capital and voting rights

6 For full dilution instructions as of the date of the report, see Chapter A footnote 60

Convertible Securities to Company Shares
4,149,000 share options (unlisted) of the company that can be exercised into 4,149,000 ordinary shares of NIS 0.1 par value per share.
6,152,500 warrants (Series 1) that can be exercised to 6,152,500 ordinary shares of NIS 0.1 par value per share
18,457,500 warrants (Series 2) that can be exercised into 18,457,500 ordinary shares of NIS 0.1 par value per share

Regulation 24b	List of corporate shareholders as of 23 March 2011
Will quickly be revised once the final version is ready.

Name	Address	No. of Shares
NT EM CARAFE INVES COMPANY LTD	SWITZERLAND	10,696
P CASTLE GRO INVESTMENTS LTD	USA	154,076
C L NOMINEES LTD	GUERNSEY ISLAN	84,640
AVRAHAM DAFNER	11 HAMISHNA STREET TEL AVIV - ISRAEL	4,040
M EBERWEIN ANN	USA	2,600
DAVID GOLDE	USA	650
JEROME E GROOPMAN	USA	43,822
DAVID HILLSON	USA	1,300
ILITH IMPORT OF SELECTED UPHOLSTERY FABRICS AND CURTAINS LTD	41HERZEL STREET TEL AVIV - ISRAEL	3,636
PETER M KASH	USA	13,000
DANIEL KESSEL	USA	1,950
IDA KESSEL	USA	1,950
BIOTECHVEST LLC	USA	2
DONNA F LOZITO	USA	2,600
PRISCILLA M OTERO	USA	650
CHRISTOPHER PLATSOUCAS	USA	43,822
KENNETH POLIN	USA	4,000
BLOSSOM M ROSENWALD	USA	4,842
JON S ROSENWALD	USA	4,842
SETH R ROSENWALD	USA	4,842
WAYNE L RUBIN	USA	4,270
WILLIAM A RYAN	USA	8,544
GUSTAVO R SCHWED	ENGLAND	5,200
DON W SPECTOR	USA	1,300
WISHER JR ROBERT L	USA	54,736
E ZASLOW LAWREN	USA	760
ZIVA MICHAEL	ISRAEL	1,421
NATHAN SHARON	ISRAEL	947
KALMAN OFER LOWINGER	ISRAEL	947
VIDACOS NOMINEES LIMITED	UK	1,000

Name	Address	No. of Shares
ELAKE AKUUTUSOSAKEYHTIO VERDANDI	FINLAND	3,000
E INSURENCE AKTIA LI LTD	FINLAND	1,600
CDC IXIS PRIVATE EQUITY	FRANCE	272,728
JILL M COHEN	USA	2,600
LUZ CORTEZ	USA	1,950
ALEXANDER M HAIG JR	USA	42,706
MOTOR HOUSE LTD	ISRAEL	29,780
MR DOUGLAS STUART GORDON	UK	20
MR NOEL BRADLEY	UK	274
BRIDGET STEPPUTTIS	UK	439
MR PETER STANWAY	UK	100
DR ROBYN CORNELIUS ORMOND	UK	115
MRS SWATI CHATTOPADHYAY	UK	360
MRS EILEEN FARHEY	IRELAND	400
MRS JOAN LODGE	UK	100
MR JAYATU DATTA	UK	100
MR KENNETH MCCRONE	UK	534
MRS PATRICIA HELEN PORTER	UK	20
MRS BERENICE ANNE MOORE	UK	100
MISS NATHALIE LUDLOW	UK	100
MRS SUSAN ENID STRICKLAND	UK	84
MR FREDERICK BRUCE MCKENZIE	UK	120
MR ROLAND NIEMANN KIRK	UK	580
MR NOORULHAQ MULLA	UK	103
MR RODERICK GUY MARSDEN	UK	100
MRS REBECCA HOLLIDAY	UK	116
MR ROBERT MARTIN JAMES ALLEN	UK	81
MR GEORGE WILLIAM CAULKER	UK	50
JESENTHU DR TATAPATABAN DI JINAPRIYA SA CHANDRASENA	UK	150
MISS MARIA LUCILLE ROBINSON	UK	200

Name	Address	No. of Shares
DR VIDOSAVA SHAUNA	UK	300
MR ANDREW DAVID MCDONALD	UK	174
MR AIDAN LEO SHERRARD	UK	900
MRS ANNIE JACOB	UK	300
MR DILIP DUTTA	UK	100
MRS PAMELA MARGARET HUNTER	UK	86
MR WILLIAM LAWRENCE	UK	200
MR CHARLES GEORGE GRAHAM EDWARD WHITE	UK	80
MR ISAAC DANIEL NOYE	UK	50
MR GRAHAM WILLIAM DANGERFIELD	UK	600
MR ABRAHAM MAHGEREFTEH	UK	1,000
MR NIGEL DOUGLAS STEVENS	UK	300
MR DEREK ANTHONY PEARCE	UK	100
DR CHARLES ISADORE LEVENE U/D	UK	500
MRS PATRICIA CAROLINE MUNTON	UK	60
MRS ENID MACKIE	UK	341
MR ALAN WHITBY	UK	120
MR BRADFORD CHECKLEY	UK	40
MR BARRY ROBERT ANDREWS	UK	40
MR DAVID PHILIP DOOTSON	UK	97
FIRST SECURITIES INVESTMENTS LTD	UK	400
MR PETER IAN WELDING	UK	87
DR MOHAMMED MANSOOR ALAM	UK	200
MR BRIAN WALKER	UK	86
DR MICHAEL NORTON	UK	364
DR WILLIAM HULSE	UK	100
MR RAJ VORA	UK	400
MRS RENEE REBECCA NORTON	UK	240
MR DAVID PRICE	UK	90
MISS DEBRA TAYLOR	UK	127
MRS MARIE STUBBS	UK	120

Name	Address	No. of Shares
DR STEPHEN LANDSBOROUGH GEOGHEGAN	UK	60
MR MARK JONATHAN RATCLIFFE	UK	20
MR PETER BEERE	UK	90
MR JOHN MAR ARMSTRONG	UK	121
MR KENNETH JOHN BURR	UK	200
MR ROBERT FRANCIS TURNER	UK	108
MRS JANE MARSH	UK	90
MRS SHEEDA YUNUS PATEL	UK	2,000
MR THOMAS BROWNE	UK	120
MR JOHN MICHAEL TOWNSEND	UK	1,950
MR CHRISTOPHER BOLTON	UK	75
MR SIMON JOHN HARPER	UK	242
MRS LYNDA OLIVE SLY	UK	1,800
MR CHARLES FREDERICK SMITH	UK	50
MR ANDREW MARK WALKER	UK	101
MR GEOFFREY MICHAEL TAYLOR-GELL	UK	220
MRS DEE WILD	UK	18
MR GEORGE DAVID WISE	UK	200
DR MUSTAFA MUSTAFA	UK	100
MR JOHN RICHARD SISK	IRELAND	1,000
MRS DOROTHY VERSTEEGH	UK	300
MR DAVID WING HOO LIU	UK	187
DR JUSTIN KONJE	UK	200
TARIQ SAZLAY MUNIF	UK	200
MR MICHAEL PAUL GOLDSWORTHY	UK	600
MR MICHAEL ALAN MULLINS	UK	140
MR HOWARD CHARLES DOUGHTY	UK	40
MRS NARINDER DHALIWAL	UK	240
EL JOHN KING MICH	UK	420
MR DAVID LONIE	UK	400
MR SEAMUS WATERS	IRELAND	150
SALMA NAJEFY MRS	UK	100

Name	Address	No. of Shares
MR PAUL MAPPLEDORAM	UK	50
MRS SIGRID EIDE MCKAY	UK	600
THE BANK LEUMI LE-ISRAEL TRUST COMPANY LTD	ISRAEL	37,764
MR JAMES ELLWOOD	UK	82
MRS ANGELA RENATE HOWELLS	UK	300
MR DAVID JAMES INGLEDEN	UK	224
MRS DEBORAH MARY GRAHAM	UK	222
MR CHARLES CHAPA	UK	150
MR PETER GEOFFREY TAYLOR	UK	740
MR RICHARD DALE	UK	882
MR DARREN SMITH	UK	288
MR JOHN STEWART	UK	900
MR RONALD ANTHONY WAKEFIELD	UK	895
MRS JOYCE HEATHER TURNER	UK	200
MRS MARY GEORGINA DEARN	UK	298
MR MICHAEL JOHN CHURCH	UK	117
MISS NUALA REILLY	UK	450
MR CHRISTOPHER HAXBY	UK	588
DR JAYATU DATTA	UK	200
MR VINCENT JAMES GARDINER	UK	49
MISS KUMUDINI RAJAGOPAL	UK	303
MR GEOFFREY NORMAN HARRISON	UK	400
MR JOHN JOSEPH DACE	UK	303
DR JESENTHU TATAPATABANDI JINAPRIYA SA CHANDRASENA	UK	300
MR MALCOLM GEORGE LITTLE	UK	100
MR JOHN GODFREY MACDONALD	UK	1,000
MR FRANCIS ANDREW JOSEPH GILLICK U/D	UK	1,000
MR PAUL DAVID DAWSON	UK	200

Name	Address	No. of Shares
THE ESTATE OF MR KEITH RICHARD DOUGLAS BALLARD	UK	150
MR PAUL DOBSON	UK	443
MRS JAGJIT KAUR ANEJA	UK	297
MR PAUL BARKER	UK	200
MR JOHN MICHAEL BINGHAM	UK	227
MR ANTHONY JOHN MITCHAM	UK	3,000
MR TONY JOHN LLEWELLYN	UK	294
R JAMES FOALE MR PET	UK	600
MRS LYNDA MARY POYNTER	UK	162
MR KEITH EDMOND ROCKELL	UK	1,000
DAVINDER SINGH BHATTI	UK	365
ANDREW JAMES WARTON ESQ	UK	1,000
MRS JANET DOREEN KUSHIN	UK	500
MR NORMAN R KLINMAN	USA	5,200
MR HERMAN WALDMANN	UK	5,200
MR DANIEL SHOUVAL	ISRAEL	10,400
MR PAUL RICHARD OWEN	UK	400
MR CHARLES WONG FAT YAU	UK	3,000
MRS CONCHITA SUNITA FERNANDO	UK	150
MR KIRTI KUMAR MITRA	UK	5,000
MR KEVAN JOHNS	UK	168
MR HENRY MAK	UK	125
MR ROGER ALAN CLOVER	UK	400
MR DAVID IRVINE ROBINS	UK	34
MR JOHN NEVILLE MEREDITH	UK	600
ROSS MALCOLM STEWART ALLENBY ESQ	UK	400
MR EDWARD CHARLES CLEMENTS	UK	452
MR MAURICE JOHN GARTSHORE	UK	100
MR MICHAEL ROWLAND GRANVILLE	UK	410
MRS JUNE ALICE CARROLL	UK	60
JOHN STOCKLEY WOODS ESQ	UK	1,200

Name	Address	No. of Shares
LANCE WHITFIELD ESQ	UK	206
MRS DEIRDRE PAMELA JUNE STONEHAM	UK	750
MR FRANK MYERSCOUGH	UK	600
RAMESH KUMAR KHANNA ESQ	UK	200
OOD SHOES HALE LIMITED	UK	1,200
DAVID MYERSCOUGH MR	UK	200
LESLIE RONALD KING ESQ	UK	200
KENNETH DESMOND KING ESQ	UK	200
MR GERARD BRIAN DICKINSON	UK	416
DR DEBRA GILBERT	UK	15
MR WILLIAM KENNETH PARRY	UK	200
MR ANTONINO PALADINA	UK	400
MRS JACQUELINE SYLVIA CARSON	UK	1,000
MRS PAULINE MARIA GREENALL	UK	90
BERIS NIGEL HANKS ESQ	UK	427
MRS SYLVIA DAVIS	UK	172
THE ESTATE OF MR CHARLES ARTHUR ROBERTS	USA	1,759
MISS CHRISTINE JOANNE JILBERT	UK	200
MRS ESME JESSON	UK	300
MRS NANSI LLOYD WILLIAMS	UK	100
MR BRIAN JOHN EDGAR MARTIN	UK	2,000
JAMES PETHERBRIDGE ESQ	UK	270
IAN GORDON HOWARTH ESQ	UK	158
HENRY PERCIVAL QUALTROUGH ESQ	UK	1,500
MRS HELGA LORENA CALCRAFT	UK	150
MR CHRISTOPHER HAXBY	UK	967
MR JOHN M TOWNSEND	UK	600
COMPUTERSHARE INVESTOR SERVICES	UK	2
MR GORDON BREINGAN	UK	200
BARCHIM ORA	ISRAEL	9,408

Name	Address	No. of Shares
DANIEL ALICK ROWORTH ESQ	UK	200
DR COLIN LESLIE LECI	UK	225
PAUL LEONARD FARROW ESQ	UK	300
SAMPHIRE LIMITED	UK	200
VAN DER VLIET HOLDINGS LIMITED	UK	3,000
MR ROY DAVID HOLLAMBY	UK	8,500
MR DANIEL WULWICK	UK	1,050
MISS VERONICA ANN VANDERVLIET	UK	2,000
MR CARLO CALLISTO	UK	300
CHRISTOPHER O'DEA ESQ	UK	750
MR TERENCE WILLIAM ARMSTRONG-SMITH	UK	19,801
MR SUNIL KUMAR MAINI	UK	740
WALTER SMITH ESQ	UK	2,673
MR DAVID CHALKLEY	UK	400
MRS MARGARET JILL HORSMAN	UK	300
MR TONY WONG	UK	600
KEVIN WILLIAM PETRE ESQ	UK	300
MRS MARY JOSEPHINE ANNE INNES	UK	143
MR RAKESH CHANDER MISRA	UK	300
MRS PAMELA MARGARET O'CONNELL	UK	502
MISS PATRICIA LOUISE YOUNG	UK	317
MR EAMONN O'BRIEN	IRELAND	1,000
MR KEVIN BURKE	IRELAND	4,000
MR KEITH ROBERT SMITH	UK	500
MR NEIL MURRAY HAMILTON GRAHAM	USA	2,000
MR HELDER CARMEN	UK	300
MRS RITA IRENE PENDER	UK	149
MRS DEBRA ANN JONES	UK	728
MR JOHNATHAN BURGIN	ISRAEL	4,000
MR RONEN KANTOR	ISRAEL	5,686
MS JUDITH KICKHAM	IRELAND	2,400
MAY KAVANAGH	IRELAND	400
MR GEORGE EDWIN CRICK	UK	1,000

Name	Address	No. of Shares
ROBERT HOLLY ESQ	UK	746
MR PATRICK MCNALLY	UK	228
DR PATRICA ANNE SMITH	IRELAND	14,378
MR MARK LEWIS DAVIES	UK	5,000
MISS WENDY JUNE CHAPPELL	UK	120
MISS TRACEY WONG	UK	500
MR FRANK KELLY	UK	5,000
MR DEREK ANTHONY WOOLLEY	UK	600
MISS HELEN MARY DEWS	UK	126
IAN PHILIP MARSDEN MR	UK	230
MR DAVID ANTHONY WHEELER	UK	300
MR JOHN ASHTON	UK	500
MR MICHAEL LACEY	UK	1,000
MR ROGER RATCLIFFE	UK	600
MRS JULIA HOLLIDAY	UK	640
EROS SECRETARIAL SERVICES LTD	UK	10,000
MR KENNETH BURNS	USA	600
MRS LILLY ERICA CRISTINE MAUNDER	UK	120
MR AHMET MUSTAFA	UK	8,000
MR GRAEME JOHN MASTERTON	UK	240
MR PHILLIP BROWN	UK	1,000
MR ANDREW GARDNER	UK	4,551
MR KOFI APPAU	UK	240
MR IAN DAVID BARRACLOUGH	UK	2,500
MRS SUE LEWORTHY	UK	1,200
MR MOHAMMAD SAJAWAL	UK	2,000
MR JAMES PENDLEBURY	UK	546
MRS SUSAN ANN GOODALL	UK	134
FORTRESS INTERNATIONAL SECURITIES LIMITED	UK	3,000
MS DAKSHA DESAI	UK	500
CHANDRAKANT RAOJIBHAI PATEL	UK	8,400
KUSUM VIPINBHAI PATEL	UK	4,000
MR DEVSHI VISHRAM PATEL	UK	3,786
VINA RANI SABHARWAL	UK	2,575

Name	Address	No. of Shares
VALBAI MAVJI GARARA	UK	2,540
MR KANTI NARAN GAJPARIA	UK	2,300
FRANCIS CHRISTOPHER HEALY	UK	2,127
JOHN COLLIER	UK	2,100
MR NAJAB KHAN	UK	2,000
ELAINE BEVERLEY CUNLIFFE	UK	2,000
ADRIAN CASSIDY	UK	2,000
VINCENT CHRISTOPHER CONLON	UK	2,000
AARTI RAYRELLA	UK	1,900
KANTI HARJI PINDORIA	UK	1,500
CHANDER MOHAN KHERA	UK	1,000
PRASHANT SONI	UK	1,000
JULIAN ANDREW TURNBULL	UK	900
WILLIAM BAXTER VIVIAN	UK	800
JAMES BERKLEY	UK	725
DARREN PAUL SUMMERFIELD	UK	642
ALAK PAL	UK	632
PAUL ANTHONY KEY	UK	600
PROF DONALD FRASER	UK	600
DAVID JOHN COTTEY	UK	600
MANJI LALJI RAGHAVANI	UK	400
MALCOLM STEAD	UK	400
AGNES SEERY	UK	377
VYOMESH PATEL	UK	300
MAUREEN HANRAHAN	UK	300
ALAIN LI WAN PO	UK	300
JAMES GEORGE ROBINSON	UK	225
DAVID KENNETH CHURCH	UK	200
JOSEPH MCCARRISON	UK	200
IAN TAYLOR	UK	200
PRADYUMAN GADARIA	UK	200
GRACE ANNE BEARMAN	UK	200
ALAN REGINALD BOLTON	UK	200
SAMUEL WILLIAM SCOGGINS	UK	160
ZUBIN DANIEL MARTIN HUBNER	UK	120
MR MUNSIF KHAN	UK	107

Name	Address	No. of Shares
LJUBOMIR KRCO	UK	100
MARWAN HEMCHAOUI	UK	10
MR CHARLES ANTONY HAMILTON	UK	5
DAVINIA VASANJI PATEL	UK	2
MR JOHN MCCARTHY	UK	1,152
MISS JOANNE HANKS	UK	474
MARTIN DAVID MR RUTLAND	UK	313
MR IAN LITTLE	UK	174
ALAN GREGORY SATCHELL	UK	100
BERNARD TOMKINSON	UK	57
HELEN AILEEN IRELAND	UK	49
MR SUKHDEV SINGH BHASIN	UK	30
MR GRAEME YOUNG	UK	306
MR TREVOR JOHN DONALDSON	UK	937
MRS LYDIA CATHERINE ANNE BEATTIE MILLIGAN	UK	150
MRS MARIE TEOFLIA BEATTIE	UK	150
MR DAVID ANDREW GRZYB	UK	693
MR JEREMY RALPH SWANWICK	UK	673
MR KENNETH BERNARD HOAD	UK	382
MR RHIDIAN WILLIAMS	UK	309
MR ALOK KUMAR ASH	UK	211
MR NIGEL WILLIAMS	UK	151
MR MARK DERRICK BLACKBOURN	UK	132
SURYAKANT PATEL MR	UK	113
MRS KATE ELIZABETH STRUYS	UK	90
MR ANTHONY JOHN PARKER	UK	86
MR WILLIAM NEIL POLLOCK	UK	83
MR MICHAEL ADRIAN HOWARD	UK	78
MR RODGER ALAN RICHARDSON-MURCH	UK	60
MR PHILIP ADRIAN ROWE	UK	60
MR DAVID CLUTTERBUCK	UK	40
MR JAYANTI PATEL	UK	29

Name	Address	No. of Shares
MRS PATRICIA WILBOURN	UK	20
SUZANNE LESLEY DAVIES	UK	200
HSBC GLOBAL CUSTODY (NOMINEE (UK	UK	600
KAS NOMINEES LIMITED	NDL	200
HSDL NOMINEES LIMITED	UK	631
HSDL NOMINEES LIMITED	UK	1,163
HSBC GLOBAL CUSTODY NOMINEE	UK	15,850
VIDACOS NOMINEES LIMITED	UK	8,000
PERSHING NOMINEES LIMITED	UK	385
R C GREIG NOMINEES LIMITED	UK	200
EUROCLEAR NOMINEES LIMITED	UK	8,053
HANOVER NOMINEES LIMITED	UK	2,421
VIDACOS NOMINEES LIMITED	UK	28,662
PERSHING NOMINEES LIMITED	UK	2,200
IDEALING NOMINEES LIMITED	UK	373
HSDL NOMINEES LIMITED	UK	3,632
TD WATERHOUSE NOMINEES	UK	182
THE BANK OF NEW YORK	UK	9,130
GOLDMAN SACHS SECURITIES	UK	4,500
CORPORATE SERVICES ((TD WATERHOUSE	UK	9,000
CORPORATE SERVICES ((TD WATERHOUSE	UK	1,564
ROCK (NOMINEES) LIMITED	UK	120
LYNCHWOOD NOMINEES LIMITED	UK	121,600
VIDACOS NOMINEES LIMITED	UK	5
VIDACOS NOMINEES LIMITED	UK	3,060
ROCK (NOMINEES) LIMITED	UK	270
RAVEN NOMINEES LIMITED	UK	900
STATE STREET NOMINEES LIMITED	UK	86

Name	Address	No. of Shares
GILTSPUR NOMINEES LIMITED	UK	1
INSTINET EUROPE LIMITED	UK	2
HANOVER NOMINEES LIMITED	UK	2,000
HSDL NOMINEES LIMITED	UK	9,063
HSDL NOMINEES LIMITED	UK	417
VIDACOS NOMINEES LIMITED	UK	4,000
PERSHING NOMINEES LIMITED	UK	210,000
BREWIN NOMINEES LIMITED	UK	1,966
REDMAYNE (NOMINEES) LIMITED	UK	425
REDMAYNE (NOMINEES) LIMITED	UK	5,222
NOMINEES PERSHING LIMITED	UK	10,600
LAWSHARE NOMINEES LIMITED	UK	2,500
PUMA NOMINEES LIMITED	UK	1,495
PERSHING NOMINEES LIMITED	UK	550
WINTERFLOOD SECURITIES LIMITED	UK	330
BARRIE JAMES COLMAN ESQ	UK	200
GRAHAME PETER DAY ESQ	NEW ZEALAND	100
RAVEN NOMINEES LIMITED	UK	5,000
RAVEN NOMINEES LIMITED	UK	2,000
MICHAEL WEBSTER ESQ	UK	700
JIM NOMINEES LIMITED	UK	1,321
JIM NOMINEES LIMITED	UK	1,196
SECURITIES SERVICES NOMINEES	UK	85,000
(REDMAYNE (NOMINEES	UK	150
THE BANK OF NEW YORK ((NOMINEES	UK	1,200
JAMES BREARLEY CREST NOMINEES	UK	40,000
& CYRIL JOHN LAKIN ESQ	FRANCE	298
GOODBODY STOCKBROKERS	UK	3,000
DAVYCREST NOMINEES	IRELAND	2,400
BNY (NOMINEES) LIMITED	UK	14,641,098

Name	Address	No. of Shares
CHASE NOMINEES LIMITED	UK	225,266
DUNLAW NOMINEES LIMITED	UK	515
MORSTAN NOMINEES LIMITED	UK	2,300
RATHBONE NOMINEES LIMITED	UK	600
R C GREIG NOMINEES LIMITED	UK	14,701
HSDL NOMINEES LIMITED	UK	8,255
MR IAIN GRAHAM CLARK	UK	600
HSBC CLIENT HOLDINGS NOMINEE	UK	3,680
VIDACOS NOMINEES LIMITED	UK	5,000
VIDACOS NOMINEES LIMITED	UK	49,200
THE ORR MACKINTOSH FOUNDATION LTD	UK	1,105
THE ORR MACKINTOSH FOUNDATION LTD	UK	955
PETER VERNON BARGH	UK	1,500
MRS RUTH JACOBSON	UK	1
TD WATERHOUSE NOMINEES (EUROPE) LIMITED	UK	4,631
TD WATERHOUSE NOMINEES (EUROPE) LIMITED	UK	4,321
MR HERBERT SAMUEL HEPNER	UK	1,200
Registration Co. of Bank Hapoalim Ltd.	62 Yehuda Halevy St. Tel-Aviv Israel	187,303,987
Total		204,016,006

Regulation 26
The Corporate Directors

(1)	Name of Director:	Jaron Diament
	ID No.:	22963789
	Date of Birth:	02/07/1967
	Official Mailing Address:	10 Herzog St. Tel-Aviv
	Citizenship:	Israeli
	Member of board of directors committee /s	Audit Committee, Appointments Committee, Compensation Committee and Balance Sheet Committee
	External Director:	Yes
	Specialist in accounting and finance or professional skills:	Yes
	Employee of the company, subsidiary, related company or party of interest in the company:	No
	Start date as director:	18/03/2009
	Education:	Degree on Economics and Accounting – Tel-Aviv University. CPA in Israel
	Occupation over the past five years:	CEO of Tagor Capital. CFO of Tagor Capital, freelance financial consultant
	Other corporations in which he served as director:	External director at Mega Or Holdings
	Relative of party of interest in the company (to the best of the company's knowledge)	No

(2)	Name of Director:	Amit Yonay
	ID No.:	024907743
	Date of Birth:	28/03/1970
	Official Mailing Address:	12 Meisner St. Petach Tikva
	Citizenship:	Israeli and American
	Member of board of directors committee /s	Appointments Committee
	External Director:	No
	Specialist in accounting and finance or professional skills:	Yes
	Employee of the company, subsidiary, related company or party of interest in the company:	No
	Start date as director:	18/03/2009
	Education:	Degree in Electrical Engineering – Binghamton University. MBA in Business Administration – Tel-Aviv University
	Occupation over the past five years:	Businessman in capital market investment and in the real estate market in the US. Chief analyst – ING Group – Israel, Portfolio Manager – March Investments, Analyst – March Investments
	Other corporations in which he served as director:	None
	Relative of party of interest in the company (to the best of the company's knowledge)	No

(3)	Name of Director:	Marc Allouche
	ID No.:	319512562
	Date of Birth:	23/10/1973
	Official Mailing Address:	43/11 Yermiyahu St. Tel-Aviv
	Citizenship:	Israeli and French
	Member of board of directors committee /s	Audit Committee, Compensation Committee, Balance sheet Committee
	External Director:	No
	Specialist in accounting and finance or professional skills:	Yes
	Employee of the company, subsidiary, related company or party of interest in the company:	No
	Start date as director:	18/03/2009
	Education:	Degree in Economics – Dauphine University France, MBA – Dauphine University – France – CPA in France
Occupation over the past five years:
Business consultant, investment banker and entrepreneur.
founder of NFI Consulting – Israel / Europe
Director of the Real Investments Department – Harel Insurance and Finance – Israel; VP Holdings and Strategic Development (private equity) – SPGA Ltd. France - Equity Advisory Group  – Russel Bedford International France

	Other corporations in which he served as director:	None
	Relative of party of interest in the company (to the best of the company's knowledge)	No

(4)	Name of Director:	Dafna Cohen
	ID No.:	24812943
	Date of Birth:	23/02/1970
	Official Mailing Address:	11 Antigonos St. Tel-Aviv
	Citizenship:	Israeli
	Member of board of directors committee /s	Audit Committee, Appointment Committee, Compensation Committee, Balance Sheet Committee
	External Director:	Yes
	Specialist in accounting and finance or professional skills:	Yes
	Employee of the company, subsidiary, related company or party of interest in the company:	No
	Start date as director:	18/03/2009
	Education:	Degree in Economics and Political Science – The Hebrew University of Jerusalem MBA The Hebrew University of Jerusalem
	Occupation over the past five years:	Treasurer at MediaMind Technologies, member of the investments committee – Magic Software Enterprises Treasurer and investment manager – Emblaze. External director in Bee-Contact Ltd.
	Other corporations in which he served as director:	Director at Formula Systems (1985). Director at Inventech Central
	Relative of party of interest in the company (to the best of the company's knowledge)	No

(5)	Name of Director:	David Grossman
	ID No.:	011202793
	Date of Birth:	26/02/1975
	Official Mailing Address:	POB 4033 Herzliya 46140
	Citizenship:	Israeli and British
	Member of board of directors committee /s	No
	External Director:	No
	Specialist in accounting and finance or professional skills:	No
	Employee of the company, subsidiary, related company or party of interest in the company:	Director, CEO of the company and office holder in US subsidiaries
	Start date as director:	11/02/2009
	Education:	Degree in Business Administration from the Interdisciplinary Center Herzliya
	Occupation over the past five years:	VP of Investments at Eurocom Investments, VP of Investments at Sahar Investments, Director and member of the audit committee in Gilat Satcom, senior analyst at Israel Healthcare Ventures (IHCV)
	Other corporations in which he served as director:	Bio Lite Life Science Investments in Israel, Psifas Assets
	Relative of party of interest in the company (to the best of the company's knowledge)	No

Regulation 26a	Company Executives (not itemized in accordance with Regulation 26 above)

(1)	Name:	Ronen Twito
	ID No.:	032161655
	Date of Birth:	20/02/1975
	Start Date of Term:	29/07/2009
	Position filled in the company, subsidiary, related company or party of interest in the company:	CFO
	Party of interest in the company or relative of executive or party of interest in the company:	No
	Education:	CPA, Degree in Business Administration specializing in accounting College of Management,, B.Ed in accounting
	Business experience over the past five years:	Finance Manager in Leadcom Integrated Solutions Audit Manager at Kost, Forer, Gabbay and Kasierer, CPA (Ernst & Young Israel)

(2)	Name:	Moshe Mittelman
	ID No.:	051635951
	Date of Birth:	21/07/1954
	Start Date of Term:	04/08/2010
	Position filled in the company, subsidiary, related company or party of interest in the company:	Medical Director.
	Party of interest in the company or relative of executive or party of interest in the company:	No
	Education:	Degree in Medicine, Tel-Aviv University
Business experience over the past five years:
Director of Internal Medicine Department, Tel-Aviv Sourasky Medical Center ; Head of the Internal Medicine Department at Tel-Aviv Sourasky Medical Center; Medical Director – Palace Tel-Aviv; consultant for Ministry of Health, member of the board of directors at Gaon Holdings, Member of the Executive Committee of the Israel Cancer Association, Chairman of the Israel Association of Internal Medicine; Member of the Public Committee for the Health Basket

(3)	Name:	Daniel Shapira
	ID No.:	051635951
	Date of Birth:	02/10/1952
	Start Date of Term:	27/08/2010
	Position filled in the company, subsidiary, related company or party of interest in the company:	Internal Auditor
	Party of interest in the company or relative of executive or party of interest in the company:	No
	Education:	Degree in Economics and Accounting, Bar-Ilan University
	Business experience over the past five years:	CPA and owner of an accounting firm, internal auditor in public companies

Regulation 26b	Independent Signatories in the Company
The company does not have any independent signatories.

Regulation 27	The Company Accountant
Kesselman & Kesselman CPA (PWC Israel) Migdal Hasahar 25 Hamered ST. Tel-Aviv.

Regulation 28	Amendments to the Memo or Corporate Statutes
No amendments were made to the company statutes during the reporting year.

Regulation 29	Recommendations and Decisions of the Directors and General Assembly in the Reporting Year
None.

Regulation 29a	Company decisions in the reporting year

1.	Insurance for Directors and Executives

In accordance with the decision by the company's board of directors on 27 August 2010, the company insured the directors and executives with liability insurance with a limit of US$7,500 in addition to US$1,500 for a single claim and for all claims for the insurance term for legal expenses in Israel alone. The policy is valid until 31 August 2011, with the annual premium being US$59,000. The directors and executives do not co-pay. The company's participation is US$50,000 for claims in the US/Canada, US$150,000 for securities claims in the US / Canada, US$ 50,000 for securities claims in the rest of the world (with the exception of the US / Canada) and US$ 15, 000 for the remaining claims.7

2. In the audit committee and board of director meeting that took place on 18 January 2010 and in the general assembly that took place on 2 March 2010, company management decided as follows:

Approval of the terms of employment for Mr. David Grossman, Company Director and CEO

The decision was made to approve the terms of employment for Mr. David Grossman as Company CEO. For information about the terms of Mr. Grossman's employment, see Regulation 21 above.

3.	Exemption and Indemnification
To grant an exemption in advance to company executives for damages caused to the company resulting from a violation of the duty of care towards the company, subject to the provisions of the Companies Law. In addition, the company decided to approve the issuing of letters of indemnity to company executives. In accordance with this decision, a letter of indemnity was issued to company executives with the main points being:

7 The insurance policy frame was approved by the company's general assembly in 2005. Said insurance policy was ratified by the company's board of directors on 27 August 2010.

a.
The company undertakes to indemnify every executive for any liability or expense imposed on him resulting from an action he carried out in his capacity as company executive and/or by virtue of his position in the company in subsidiaries and/or related companies as follows: a) financial obligation imposed on the executive for another person as a result of a court ruling, including rulings in a settlement or arbitration that was approved by the court b) reasonable legal expenses including retainer fees incurred by the executive or that will be charged to him by the court, during the proceeding that will be filed against him by the company or on its behalf or by another person or as part of criminal charges from which he was cleared or criminal charges for which he was convicted of a crime with no criminal intent.

b.
The company undertakes to provide limited indemnity for various types of events listed in the addendum to the letter of indemnity that the board of directors believes could be anticipated or some that could be anticipated, and only if the maximum sum of the indemnity does not exceed sum listed in Article (c) below.

c.
The maximum aggregate sum of said indemnity for all executives in the company will not exceed US$ 4 million (Hereinafter: Maximum Sum of Indemnity). If the sum of all indemnity payments that the company is required to pay by a certain date, plus all indemnity payments paid by the company by that date in accordance with the letter of indemnity, exceeds the maximum sum of indemnity, the maximum sum of indemnity or its balance will be divided, as the case may be, among executives who are entitled to indemnity, as previously mentioned, who did not yet receive said indemnity as of that date, in a manner so that the sum of indemnity that each executive will actually receive will be calculated based on the ratio between the sum of indemnity owed to each executive and the aggregate sum of indemnity owed to all executives on the date for indemnity received by the company.

d.
Within the confines of the undertaking in accordance with the letter of indemnity, at the request of the executive, the company is entitled to consider advance sums for reasonable legal expenses and only if the total sum, plus the sums owned to the executive in accordance with the letter of indemnity, does not exceed the sums listed in Article (c) above.

The company's undertaking, in accordance with the letter of indemnity, will be available to executives with no time limit even after the term of the executive has ended in the company, and only if the actions for which the letter of indemnity is issued were carried out while the executive was serving in his position in the company, regardless of the date of discovery of the event for which the executive is entitled to indemnity in accordance with the letter of indemnity.

Date: 29  March 2010

Names of Signatories	Position	Signature

Amit Yonay	Chairman of the Board

David Grossman	CEO

Chapter 5 - Report of internal control over financial reporting and disclosure

Hereby attached please find an annual report of the effectiveness of internal control over financial reporting and disclosure in accordance with Section 9b(a) to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Management, under the supervision of the board of directors of XTL Biopharmaceuticals Ltd. ("the Corporation"), is responsible for planning and maintaining adequate internal control over financial reporting and disclosure in the Corporation.

The executive officers in charge of planning and maintaining adequate internal control over financial reporting and disclosure in the Corporation are:

1.	Mr. David Grossman, CEO.
2.	Mr. Ronen Twito, CFO.

Internal control over financial reporting and disclosure consists of the Corporation's existing controls and procedures that have been planned by the CEO and CFO or under their supervision, or by the equivalent acting officers, under the governance of the Corporation's board of directors, designed to provide reasonable assurance about the reliability of financial reporting and the preparation of the financial statements in compliance with applicable laws, and guarantee that all information that the Corporation is required to disclose in the financial statements issued by law is collected, processed, summarized and reported in a timely manner and according to the format prescribed by law.

Among other things, internal control includes controls and procedures planned to guarantee that all information that the Corporation is required to disclose as above is gathered and transferred to the Corporation's management, including the CEO and CFO, or the equivalent acting officers, in order to allow decision making on a timely basis with respect to the disclosure requirement.

Because of its inherent limitations, internal control over financial reporting and disclosure is not designed to provide absolute assurance that misstatements or omissions of information in the financial statements will be prevented or detected.

Management, under the board of directors' supervision, has tested and assessed the Corporation's internal control over financial reporting and disclosure and its effectiveness; based on this assessment, the Corporation's board of directors and management have concluded that the Corporation's internal control over financial reporting and disclosure as of December 31, 2010 is effective.

Letters of Representation

(a)	Chief Executive Officer's Statement pursuant to the Israeli securities Regulation 9b(d)(1)

Letter of Representation
Chief Executive Officer's Statement

I, David Grossman, hereby declare that:

(1)	I have reviewed the interim report of XTL Biopharmaceuticals Ltd. ("the Corporation") for 2010 ("the reports").

(2)
To the best of my knowledge, the reports do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are needed in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the reports.

(3)
To the best of my knowledge, the financial statements and any other financial information included in the reports adequately reflect, in all material respects, the financial position, operating results and cash flows of the Corporation for the dates and periods addressed in the reports.

(4)	I have disclosed to the Corporation's auditor, to the Corporation's board of directors and audit committee, based on my latest evaluation of internal control over financial reporting and disclosure:

(a)
All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure that are liable to reasonably adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner that is to impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law; and

(b)
Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

(5)	I, alone or along with others in the Corporation:

(a)
Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to guarantee that material information relating to the Corporation, including its consolidated corporations as they are defined in the Securities Regulations (Preparation of Annual Financial Statements), 1993 is brought to my knowledge by others in the Corporation and in the consolidated corporations, particularly during the period of the preparation of the reports; and

(b)
Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to reasonably guarantee the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law, including according to generally accepted accounting principles.

(c)
Have assessed the effectiveness of internal control over financial reporting and disclosure. My conclusions as to my assessment as above have been presented to the board of directors and management and are integrated in this report.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

March 29, 2011
Date	David Grossman
CEO

(b)	Chief Financial Officer's Statement pursuant to the Israeli securities Regulation 9b(d)(2)

Letter of Representation
Chief Financial Officer's Statement

I, Ronen Twito, hereby declare that:

(1)	I have reviewed the financial statements and any other financial information included in the reports of XTL Biopharmaceuticals Ltd. ("the Corporation") for 2010 ("the reports").

(2)
To the best of my knowledge, the financial statements and any other financial information included in the reports do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are needed in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the reports.

(3)
To the best of my knowledge, the financial statements and any other financial information included in the reports adequately reflect, in all material respects, the financial position, operating results and cash flows of the Corporation for the dates and periods addressed in the reports.

(4)	I have disclosed to the Corporation's auditor, to the Corporation's board of directors and audit committee, based on my latest evaluation of internal control over financial reporting and disclosure:

(a)
All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure that are liable to reasonably adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner that is to impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law; and

(b)
Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

(5)	I, alone or along with others in the Corporation:

(a)
Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to guarantee that material information relating to the Corporation, including its consolidated corporations as they are defined in the Securities Regulations (Preparation of Annual Financial Statements), 1993, to the extent that it is relevant to the financial statements and other financial information included in the reports, is brought to my knowledge by others in the Corporation and in the consolidated corporations, particularly during the period of the preparation of the reports; and

(b)
Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to reasonably guarantee the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law, including according to generally accepted accounting principles.

(c)
Have assessed the effectiveness of internal control over financial reporting and disclosure. My conclusions as to my assessment as above have been presented to the board of directors and management and are integrated in this report.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

March 29, 2011
Date	Ronen Twito
CFO

XTL BIOPHARMACEUTICALS LTD.

SEPARATE FINANCIAL INFORMATION DISCLOSED IN ACCORDANCE WITH

REGULATION 9C TO THE ISRAELI SECURITIES REGULATIONS

(PERIODIC AND IMMEDIATE REPORTS), 1970

FOR 2010

XTL BIOPHARMACEUTICALS LTD.

SEPARATE FINANCIAL INFORMATION DISCLOSED IN ACCORDANCE WITH

REGULATION 9C TO THE ISRAELI SECURITIES REGULATIONS

(PERIODIC AND IMMEDIATE REPORTS), 1970

FOR 2010

INDEX

Page

Auditor's Report	F-3

Financial Data - in U.S. dollars:

Assets and Liabilities Included in the Consolidated Financial Statements Attributable to the Company Itself as a Parent	F-4

Income and Expenses Included in the Consolidated Financial Statements Attributable to the Company Itself as a Parent	F-5

Cash Flows Included in the Consolidated Financial Statements Attributable to the Company Itself as a Parent	F-6 - F-7

Notes and Additional Information to the Financial Data	F-8 - F-15

- - - - - - - - - - - - - - - -

To: The Share Owners of XTL Biopharmaceuticals LTD

Auditors special report on the separate financial information in accordance with regulation 9c' of the Israeli Securities Regulations (Interim and Immediate Reports) - 1970.

We have audited the separate financial information as set forth in regulation 9c' of the Israeli Securities Regulations (Interim and Immediate Reports) - 1970 of XTL Biopharmaceuticals Ltd. (hereafter - the "Company") as of December 31, 2010 and 2009, and for each of the three years ended December 31, 2010.  These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on this separate financial information based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial information. An audit also includes assessing the accounting principles used in preparing the separate financial information and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall separate financial information presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the separate financial information is prepared, in all material respects, according to regulation 9c' of the Israeli Securities Exchange Regulation (Interim and Immediate Reports) - 1970.

Without qualifying our opinion, we draw your attention to note 1c of the consolidated financial statements, which addresses that during the period ended on December 31, 2010, the Company had a loss in the amount of 1.3 million USD and a negative cash flow from operating activities of 0.75 millions USD. The Company has no revenues from operations at this stage and funds its operations from its own capital and from external sources by way of issuing equity instruments. In March 2011, the Company raised 1.75 million USD, net (approximately 6.3 million NIS) by issuing shares and warrants by way of a public offering. Company’s management estimates that the remaining cash and cash equivalent balances including the proceeds from the offering will enable the Company to continue operating for a period of approximately 18 months from the date of the statement of financial position. Nevertheless, since the Company has no cash flows from operations and due to the nature of the Company’s activity as a research and development company, there is substantial doubt regarding the Company's ability to continue operating as a “going concern” beyond this period. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a “going concern”.

Tel-Aviv, Israel	Kesselman & Kesselman
March 29, 2011	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003
Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

XTL Biopharmaceuticals Ltd.

Assets and Liabilities Included in the Consolidated Financial Statements
Attributable to the Company Itself as a Parent

		December 31,
		2010	2009
	Note	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	309	406
Accounts receivable	4	108	29
Receivables for investees		110	1,634
Restricted deposits		46	40

		573	2,109
NON-CURRENT ASSETS:
Property, plant and equipment , net		35	20
Intangible assets		88	-
Other investments		-	135

		123	155

Net amount attributable to equity holders of the parent of total assets less total liabilities reflecting in the consolidated financial statements financial information of investees		3,700	(1,728)

Total assets attributable to the Company itself as a parent		4,396	536

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	5	135	88
Payables for investees		710	-
Other accounts payable	6	717	441

		1,562	529
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital		4,993	1,445
Share premium		139,983	139,786
Accumulated deficit		(142,142)	(141,224)

Total equity		2,834	7

Total liabilities and equity		4,396	536
The accompanying notes and additional information are an integral part of the financial data.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	CFO

Date of approval of the financial data by the Company's Board: March 29, 2011.

XTL Biopharmaceuticals Ltd.

Income and Expenses Included in the Consolidated Financial Statements
Attributable to the Company Itself as a Parent

		Year ended December 31,
		2010	2009	2008
	Note	U.S. dollars in thousands

Revenues		-	-	6,217
Cost of revenues		-	-	1,841

Gross profit		-	-	4,376

Research and development expenses		63	-	1,438
General and administrative expenses		1,136	(2,429)	5,442
Other gains (losses), net		-	139	(9)

Operating income (loss)		(1,199)	2,568	(2,513)

Finance income		-	6	332
Finance expenses		36	10	13

Finance income (expenses), net		36	(4)	319

Income (loss) before taxes on income		(1,235)	2,564	(2,194)
Taxes on income	8	-	-	11
Net amount attributable to equity holders of the parent of total income less total expenses reflecting in the consolidated financial statements operating results of investees		(22)	1,085	(16,222)

Net income (loss) for the year attributable to the Company itself as a parent		(1,257)	2,587	(18,427)

The accompanying notes and additional information are an integral part of the financial data.

XTL Biopharmaceuticals Ltd.

Cash Flows Included in the Consolidated Financial Statements
Attributable to the Company Itself as a Parent

	Year ended December 31,
	2010	2009	2008
	U.S. dollars in thousands
Cash flows from operating activities:

Net income (loss) for the year	(1,257)	2,587	(18,427)
Adjustments to reconcile net income (loss) to net cash used in operating activities (a)	542	(4,947)	18,994
Net cash flows from operating activities relating to transactions with investees	709	483	(11,181)

Net cash used in operating activities	(6)	(1,877)	(10,614)

Cash flows from investing activities:

Decrease (increase) in restricted deposit	(6)	31	(10)
Decrease in short-term bank deposits	-	-	10,600
Purchase of property, plant and equipment	(16)	-	(2)
Other investments	(81)	(55)	-

Net cash provided by (used in) investing activities	(103)	(24)	10,588

Cash flows from financing activities:

Refund of stamp duty paid in 2004 for share issuance	-	-	177
Exercise of share options	7	-	33

Net cash provided by financing activities	7	-	210

Increase (decrease) in cash and cash equivalents	(102)	(1,901)	184
Gains from exchange differences on cash	5	-	-
Cash and cash equivalents at the beginning of the year	406	2,307	2,123

Cash and cash equivalents at the end of the year	309	406	2,307

The accompanying notes and additional information are an integral part of the financial data.

XTL Biopharmaceuticals Ltd.

Cash Flows Included in the Consolidated Financial Statements
Attributable to the Company Itself as a Parent

		Year ended December 31,
		2010	2009	2008
		U.S. dollars in thousands
(a)	Adjustments to reconcile net income (loss) to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	39	8	21
	Loss (gain) on sale of property, plant and equipment	-	4	9
	Share-based payment transactions to employees and others	219	(4,180)	1,813
	Change in intangible assets	-	-	1,783
	Gains from exchange differences on operating activities	(5)	-	-
	Change in retirement benefit obligation	-	12	(127)
	Net amount attributable to equity holders of the parent of total income less total expenses reflecting in the consolidated financial statements operating results of investees	22	(1,085)	16,222
	Change in liability for share appreciation rights	-	119	-

		275	(5,122)	19,721
	Changes in operating asset and liability items:

	Decrease (increase) in accounts receivable	(79)	111	72
	Increase (decrease) in trade payables	41	(54)	(455)
	Increase (decrease) in other accounts payable	305	118	(344)

		267	175	(727)

		542	(4,947)	18,994

(b)	Non-cash activities:

1.
Investment in deferred charges in connection with the Bio-Gal transaction for the years ended December 31, 2010 and 2009 in the amount of approximately $ 40 thousand and $ 80 thousand, respectively, were recorded in "intangible assets" and "other investments".

2.
Purchase of Xtepo Ltd. ("Xtepo") for $ 3,738 thousand as consideration for the issuance of the Company's shares under the Bio-Gal transaction from August 3, 2010 (see Note 1b to the consolidated financial statements).

3.	On September 1, 2010, the Company acquired an exclusive right to examine a medical technology in the field of the immune system for a 15-month period with value of $ 120 thousand against equity.

4.	Purchase of property, plant and equipment for approximately $ 6 thousand on suppliers credit.

The accompanying notes and additional information are an integral part of the financial data.

XTL Biopharmaceuticals Ltd.

Notes and Additional Information to the Separate Financial Information Disclosed in accordance with
Regulation 9C to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 9C to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

a.	Definitions:

The Company	-	XTL Biopharmaceuticals Ltd.

The separate financial information	-	separate financial information disclosed in accordance with Regulation 9C to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Unless stated otherwise, all the terms used within the scope of the separate financial information are as these terms are defined in the Company's consolidated financial statements for 2010 ("the consolidated financial statements").

Investee	-	subsidiary

Intragroup transaction	-	transactions of the Company and subsidiaries

Intragroup balances, income and expenses and cash flows	-	balances, income and expenses and cash flows, as the case may be, resulting from intragroup transactions that have been eliminated in the consolidated financial statements

b.	The principles of preparation of the separate financial information:

The separate financial information has been prepared in conformity with Regulation 9C to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 ("Regulation 9C") including all the particulars specified in the Tenth Addendum to said Regulations ("the Addendum"), and subject to the clarifications specified in "Clarification Regarding the Corporation's Separate Financial Statements", which was published on the website of the Israeli Securities Authority on January 24, 2010 and which addresses how to apply said Regulation and Addendum ("the ISA Staff Clarification").

The separate financial information does not constitute financial statements, including separate financial statements, which are prepared and presented in conformity with International Financial Reporting Standards ("IFRS") in general, and the provisions of International Accounting Standard 27 - "Consolidated and Separate Financial Statements" in particular. Nonetheless, the accounting policy specified in Note 2 to the consolidated financial statements regarding the significant accounting policies and the method by which the financial data were classified in the consolidated financial statements, shall be applied for the purpose of presenting the separate financial information, mutatis mutandis deriving from that stated hereunder.

XTL Biopharmaceuticals Ltd.

Notes and Additional Information to the Separate Financial Information Disclosed in accordance with
Regulation 9C to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 9C to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (Cont.)

Disclosures are also included in the notes to be presented hereunder, concerning additional material information, in conformity with the disclosure requirements specified in Regulation 9C and as specified in the Addendum and subject to the ISA Staff Clarification, to the extent that such information was not included in the consolidated financial statements in a way explicitly referring to the Company itself as a parent.

1.	Assets and liabilities included in the consolidated financial statements attributable to the Company itself as a parent:

Sums of the assets and liabilities included in the consolidated statements of financial position are presented and categorized, after eliminating intercompany balances that were eliminated in the consolidated financial statements and attributed to the Company itself as a parent, according to types of assets and liabilities. The classification of these data is consistent with the classification in the consolidated statements of financial position. The said sums of assets and liabilities reflect the assets and liabilities included in the consolidated statements of financial position, with the exception of sums of assets and liabilities of investees, and with the addition or deduction, as the case may be, of intercompany balances that were eliminated in the consolidated financial statements.

In addition, a net sum is presented, based on the consolidated statements of financial position, which is attributable to equity holders of the parent, of the total assets less total liabilities, which present financial information of investees in the consolidated statements of financial position.

Such presentation causes the equity attributable to equity holders of the parent, on the basis of the consolidated financial statements, to be identical to the Company's equity as derived from the separate financial information.

2.	Income and expenses included in the consolidated financial statements attributable to the Company itself as a parent:

Sums of income and expenses included in the consolidated financial statements are segmented and itemized in respect of income or loss, after eliminating intercompany income and expenses that were eliminated in the consolidated financial statements and attributed to the Company itself as a parent, according to types of income and expenses.

XTL Biopharmaceuticals Ltd.

Notes and Additional Information to the Separate Financial Information Disclosed in accordance with
Regulation 9C to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 9C to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (Cont.)

The classification of these data is consistent with the classification in the consolidated statements of comprehensive income (loss). The said sums of income and expenses reflect the income and expenses included in the consolidated statements of comprehensive income (loss), with the exception of sums of income and expenses of investees, and with the addition or deduction, as the case may be, of intercompany income and expenses that were eliminated in the consolidated financial statements.

In addition, a net sum is presented, based on the consolidated financial statements attributable to equity holders of the parent, of the total income less total expenses, which present operating results of investees in the consolidated financial statements.

Such presentation causes the total income for the year attributable to equity holders of the parent, on the basis of the consolidated financial statements, to be identical to total income for the year attributable to equity holders of the parent as derived from the separate financial information.

3.	Cash flows included in the consolidated financial statements attributable to the Company itself as a parent:

Sums of cash flows included in the consolidated financial statements attributed to the Company itself as a parent are presented as taken from the consolidated statements of cash flows (i.e., the balances of the sums after eliminating intercompany cash flows in the consolidated financial statements), segmented and itemized according to the components of cash flows from operating activities, cash flows from investing activities and cash flows from financing activities. In addition, net intercompany cash flows are presented separately under each of the said activities.

The classification of these data is consistent with the classification in the consolidated financial statements. The said sums reflect the cash flows included in the consolidated financial statements, with the exception of cash flows of investees.

XTL Biopharmaceuticals Ltd.

Notes and Additional Information to the Separate Financial Information Disclosed in accordance with
Regulation 9C to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 2: -	Classification of Instruments by Groups in conformity with IAS 39, "Financial Instruments: Recognition and Measurement"

As of December 31, 2010 and 2009, all of the financial assets have been categorized under loans and receivables and all of the financial liabilities as of those dates have been categorized under other financial liabilities at amortized cost.

Note 3: -	Cash and Cash Equivalents Included in the Consolidated Financial Statements Attributable to the Company Itself as a Parent

The composition of the cash and cash equivalents included in the consolidated financial statements attributable to the Company itself as a parent is as follows:

	December 31,
	2010	2009
	U.S. dollars in thousands

Cash at bank and on hand	309	352
Short-term bank deposits	-	54

	309	406

The cash and cash equivalents included in the consolidated financial statements and attributable to the Company itself as a parent are denominated or linked to the following currencies:

	December 31,
	2010	2009
	U.S. dollars in thousands

U.S. dollars	137	325
NIS	169	81
Other	3	-

	309	406

XTL Biopharmaceuticals Ltd.

Notes and Additional Information to the Separate Financial Information Disclosed in accordance with
Regulation 9C to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 4: -	Accounts Receivable

a.	Composition:

	December 31,
	2010	2009
	U.S. dollars in thousands

Government authorities	50	8
Prepaid expenses	56	21
Other receivables	2	-

	108	29

b.	The carrying amount of accounts receivable constituting monetary items are denominated in the following currencies:

	December 31,
	2010	2009
	U.S. dollars in thousands

U.S. dollars	-	-
NIS	52	8

	52	8

The carrying amount of accounts receivable is a reasonable approximation of the fair value because the effect of discounting is immaterial.

Note 5: -	Trade Payables

a.	Composition:

	December 31,
	2010	2009
	U.S. dollars in thousands

Open accounts	115	66
Checks payable	20	22

	135	88

The carrying amount of trade payables is a reasonable approximation of their fair value because the effect of discounting is immaterial.

XTL Biopharmaceuticals Ltd.

Notes and Additional Information to the Separate Financial Information Disclosed in accordance with
Regulation 9C to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 5: -	Trade Payables (Cont.)

b.	The carrying amount of trade payables are denominated in the following currencies:

	December 31,
	2010	2009
	U.S. dollars in thousands

U.S. dollars	93	52
NIS	39	36
Other	3	-

	135	88

Note 6: -	Other Accounts Payable

a.	Composition:

	December 31,
	2010	2009
	U.S. dollars in thousands

Employees and payroll accruals	199	122
Accrued expenses	512	319
Other	6	-

	717	441

The carrying amount of other accounts payable is a reasonable approximation of their fair value because the effect of discounting is immaterial.

b.	The carrying amount of other accounts payable is denominated in the following currencies:

	December 31,
	2010	2009
	U.S. dollars in thousands

U.S. dollars	364	309
NIS	353	132

	717	441

XTL Biopharmaceuticals Ltd.

Notes and Additional Information to the Separate Financial Information Disclosed in accordance with
Regulation 9C to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 7: -	Disclosure of the Liquidity Risk Deriving from Financial Liabilities Attributable to the Company Itself as a Parent

The cash flow forecast is made by the Company's management both at the level of the various entities in the Group and on an aggregated basis. The Company's management monitors rolling forecasts of the Company's liquidity requirements to ensure it has sufficient cash to meet operation. The Company does not use borrowing facilities. These forecasts take into consideration several factors such as raising capital to finance operation and certain liquidity ratios that the Company strives to achieve.

Surplus cash held to finance operating activities is invested in interest-bearing investment channels, such as current accounts, time deposits and other solid channels. These investment channels were chosen by reference to their appropriate maturity or liquidity to provide sufficient cash balances to the Group, according to the abovementioned forecasts.

As of December 31, 2010 and 2009, the maturity of the Company's financial liabilities is less than one year from each reporting date.

Note 8:-	Taxes on Income

a.	Taxation of the Company in Israel, the tax rates, encouragement laws applicable to the Company and its tax assessments:

For details about how the Company's results are measured in Israel for tax purposes and about the tax rates applicable to its income and the encouragement laws applicable to it, and regarding the Company's tax assessments, see Note 21 to the consolidated financial statements.

b.	Carryforward tax losses and real loss on sale of marketable securities of the Company itself:

Carryforward tax losses of the Company total approximately $ 24 million and $ 22 million as of December 31, 2010 and 2009, respectively, after giving effect to the agreement signed with the Tax Authority in connection with the Bio-Gal transaction (see Note 1b to the consolidated financial statements). The Company did not recognize deferred taxes for these losses because their utilization is not probable.

The Company's carryforward capital losses on securities (including carryforward losses on securities which have not yet been offset), which have not yet been offset for tax purposes and other carryforward capital losses for tax purposes total approximately $ 0.19 million as of December 31, 2010 after giving effect to the agreement signed between the Company and the Tax Authority in connection with the Bio-Gal transaction (see Note 1b to the consolidated financial statements). These losses may be used only against capital gains (including, since 2006, against gains on marketable securities).

XTL Biopharmaceuticals Ltd.

Notes and Additional Information to the Separate Financial Information Disclosed in accordance with
Regulation 9C to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 8:-	Taxes on Income (Cont.)

A real loss for tax purposes on sale of securities through December 31, 2005 which was not offset by December 31, 2010 total approximately $ 14 thousand. This loss is deductible in the coming years only against real gain on marketable securities, if available in these years. No deferred taxes were recognized for this loss because its utilization in the foreseeable future is not probable.

The Company did not recognize deferred taxes for carryforward losses, as well as capital losses and real losses, because their utilization in the foreseeable future is not probable.

c.	Taxes on income included in the statements of profit or loss attributable to the Company itself as a parent for the years presented:

	Year ended December 31,
	2010	2009	2008
	U.S. dollars in thousands
Current taxes:

Current taxes on income for the year	-	-	11

Taxes on income	-	-	11

Note 9: -	Relations, Engagements, Loans, Material Investments and Transactions Between the Company and Its Investees

a.	Investments and holding rates in investees:

For details about the volumes of the investments and the holding rates in investees, see Note 7 to the consolidated financial statements.

b.	Transactions with the subsidiary:

In 2010 and 2009, no transactions were made with the subsidiaries. In 2008, the Company made purchase and sale transactions with its wholly-owned subsidiary, XTL Inc. The balances are denominated in U.S. dollars. In 2008, the volume of sales of services to the subsidiary totaled approximately $ 277 thousand and the volume of purchase of research and development services from the subsidiary totaled approximately $ 3,972 thousand in that year.

Note 10: -	Events After the Reporting Period

In March 2011, the Company converted a current intragroup balance with a wholly-owned subsidiary, XTL Biopharmaceuticals Inc. of approximately $ 87 thousand into an equity investment.

- - - - - - - - - - - - - -

Contact:
Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 31, 2011	By:	/s/ David Grossman
David Grossman
Chief Executive Officer